   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 22, 1996



                                                       REGISTRATION NO. 333-7181

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------


                                Amendment No. 1


                                       To


                                    Form S-1
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933
                      ------------------------------------

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                             7373                            13-3894450
(State or other jurisdiction of     (Primary Standard Industrial      (I.R.S. Employer Identification
incorporation or organization)       Classification Code Number)                  Number)

                      ------------------------------------


   1335 N. NORTHLAKE WAY, SUITE 102, SEATTLE, WASHINGTON 98103 (206) 547-8801

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      ------------------------------------


                               DONALD L. JOHANSON

                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                   INTERACT MEDICAL TECHNOLOGIES CORPORATION

                        1335 N. NORTHLAKE WAY, SUITE 102


                           SEATTLE, WASHINGTON 98103


                                 (206) 547-8801

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                      ------------------------------------

                                WITH COPIES TO:


              CRAIG S. ANDREWS, ESQ.                               ALAN I. ANNEX, ESQ.
             MICHAEL S. KAGNOFF, ESQ.                               CAMHY KARLINSKY &
          BROBECK, PHLEGER & HARRISON LLP                               STEIN LLP
          550 WEST "C" STREET, SUITE 1300                       1740 BROADWAY, 16TH FLOOR
            SAN DIEGO, CALIFORNIA 92101                            NEW YORK, NY 10019


                      ------------------------------------

        Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.


                      ------------------------------------



     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]



     If this Form is filed to register additional securities for an offering pursuant to Rule 464(b) under the Securities Act of 1933, please check the following box and list the Securities registration statement number of the earlier effective registration statement for the same offering: [ ] _________



     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] _________



     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box: [X]

                        CALCULATION OF REGISTRATION FEE



----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



                                                            PROPOSED MAXIMUM    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF            AMOUNT TO BE       OFFERING PRICE        AGGREGATE           AMOUNT OF
     SECURITIES TO BE REGISTERED         REGISTERED(1)        PER SHARE(2)       OFFERING PRICE     REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------
Units consisting of one share of
Common Stock $0.01 par value and one
Redeemable Common Stock Purchase
Warrant, each exercisable for one
share of Common Stock................. 2,300,000 shares(3)        $9.10           $20,930,000            $6,343
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon exercise of
the Warrants..........................   2,300,000 shares        $14.40           $33,120,000           $10,037
----------------------------------------------------------------------------------------------------------------------
Representative's Warrants, each
exercisable for one share of Common
Stock and/or one Warrant..............       200,000             $0.001               $20                --(4)
----------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon exercise of
Representative's Warrants.............    200,000 shares         $12.60            $2,520,000             $764
----------------------------------------------------------------------------------------------------------------------
Warrants issuable upon exercise of
Representative's Warrants.............       200,000             $0.14              $28,000                $9
----------------------------------------------------------------------------------------------------------------------
Common Stock issuable upon exercise of
Warrants issuable upon exercise of
Representative's Warrants.............    200,000 shares         $14.40            $2,880,000             $873
----------------------------------------------------------------------------------------------------------------------
Total.................................                                                                 $18,026(5)
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------



(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, (the "Securities Act") there are also being registered such additional securities as may become issuable pursuant to the antidilution provision of the Warrants.



(2) Estimated solely for the purpose of computing the amount of the registration fee.



(3) Includes 300,000 shares of Common Stock that the Underwriters have the option to purchase to cover over-allotments, if any.



(4) No fee required pursuant to Rule 457(g) of the Securities Act.



(5) Of this amount, $7,932 was previously paid.


     THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 22, 1996

PROSPECTUS

                      2,000,000 SHARES OF COMMON STOCK AND


              2,000,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS


   (AS UNITS, EACH CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE REDEEMABLE
                                    WARRANT)


                                      LOGO


     This Prospectus relates to the offering (this "Offering") of 2,000,000 shares (the "Shares") of common stock (the "Common Stock") and 2,000,000 Redeemable Common Stock Purchase Warrants (the "Warrants") of Interact Medical Technologies Corporation, a Delaware corporation (the "Company" or "Interact"). The Shares and the Warrants are sometimes hereinafter collectively referred to as the "Securities." Until the completion of this Offering, the Shares and the Warrants may only be purchased together as a unit on the basis of one share of Common Stock and one Warrant. Each Warrant entitles the registered holder thereof to purchase one share of Common Stock at an initial exercise price per share equal to 160% of the initial public offering price per share of the Shares sold in this Offering at any time over a four-year period commencing one year from the date of this Prospectus. The Warrant exercise price is subject to adjustment under certain circumstances. Commencing one year from the date of this Prospectus, the Warrants are subject to redemption by the Company at $0.05 per Warrant on 30 days' prior written notice to the warrantholders if the closing bid price of the Common Stock as reported on the Nasdaq National Market ("Nasdaq") averages an amount equal to or in excess of 300% of the initial public offering price per share of Common Stock sold in this Offering for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the notice of redemption.



     Prior to this Offering, there has been no public market for the Common Stock or the Warrants. It is currently estimated that the initial public offering price per share of Common Stock will be between $7.00 and $9.00 per share and the initial public offering price per Warrant will be $0.10. After this Offering there will be no public market for the Securities as units. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. Application has been made to have the Common Stock and the Warrants approved for quotation on the Nasdaq National Market under the symbols "IACT" and "IACTW", respectively. The Common Stock and the Warrants will trade separately immediately after this Offering.

                            ------------------------


       THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK
                        FACTORS" COMMENCING ON PAGE 11.

                            ------------------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
                                                  PRICE TO           UNDERWRITING          PROCEEDS TO
                                                   PUBLIC             DISCOUNT(1)          COMPANY(2)
-----------------------------------------------------------------------------------------------------------
  Per Unit.................................           $                    $                    $
-----------------------------------------------------------------------------------------------------------
  Per Share................................           $                    $                    $
-----------------------------------------------------------------------------------------------------------
  Per Warrant..............................           $                    $                    $
-----------------------------------------------------------------------------------------------------------
Total(3)...................................           $                    $                    $
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------



(1) Excludes the value of warrants to be issued to the representative (the "Representative") of the underwriters (the "Underwriters"). Does not include a 2% non-accountable expense allowance payable to the Representative of which $25,000 has been paid to date. See "Underwriting" for indemnification arrangements with the several Underwriters.



(2) Before deducting expenses payable by the Company estimated at $675,000.



(3) The Company has granted to the Underwriters a 45-day option to purchase 300,000 Shares and Warrants as units or in any combination thereof on the same terms and conditions set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public,
    Underwriting Discount and Proceeds to Company will be $          ,
    $          and $          , respectively. See "Underwriting."

                            ------------------------


     The Securities are offered by the several Underwriters subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and certain other conditions. It is expected that delivery of the Securities offered hereby will
be on or about                     , 1996 at the office of National Securities
Corporation in Seattle, Washington.

                            ------------------------


                        NATIONAL SECURITIES CORPORATION

          , 1996

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              [INSIDE FRONT COVER]

     The Company intends to distribute to its stockholders annual reports containing financial statements audited by its independent certified public accountants and will make available copies of quarterly financial reports for the first three quarters of each fiscal year containing unaudited financial information.


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON NASDAQ OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. The Company was formed in April 1996, and in May 1996, it acquired its assets and technologies in connection with a business combination. All references herein to Interact Medical Technologies Corporation ("Interact" or the "Company") also shall be deemed to be references to the Company and its predecessors, Ixion, Inc. ("Ixion") and Medical Media Systems ("MMS"). See "The Company."

                                  THE COMPANY


     Interact develops, markets and manufactures products designed to facilitate the effective use of minimally invasive surgical ("MIS") procedures and enhance clinical performance. The Company's initial product, Preview(TM), was launched in June 1996. Preview provides the clinician with a detailed three-dimensional model of the patient-specific anatomy manufactured by processing computed tomography ("CT") or magnetic resonance ("MR") images on the Company's proprietary software platform at its production facility. The Company delivers its Preview models to the clinician embodied in user-friendly proprietary viewing software that can be run on either a Windows-based or Macintosh personal computer. The model and the viewing software augment traditional two-dimensional medical imaging tools and allow the clinician, without significant computer expertise, to manipulate information, perform measurements and conduct pre-surgical planning for use primarily in MIS procedures.


     The Company is also currently field testing a pre-production prototype of GastroSim(TM), an interactive virtual reality ("IVR") simulator for teaching and training clinicians. GastroSim is designed to figuratively place the clinician inside the upper and lower gastrointestinal tracts of a "virtual" patient and allow the clinician to perform a number of simulated MIS procedures using realistic medical instruments and devices.


     The Company has a multi-faceted business relationship with Baxter Healthcare Corporation ("Baxter"). A wholly-owned subsidiary of Baxter is a principal stockholder of the Company and previously invested approximately $7.1 million in the development of the visualization technology upon which Preview is based. In May 1996, the Company entered into a distribution agreement with Baxter pursuant to which Baxter obtained an exclusive right to sell Preview for use in connection with treating aortic and iliac aneurysms (except with regard to sales to parties developing or manufacturing devices specifically designed for endovascular treatment of aortic aneurysms for which Baxter's rights are co-exclusive with the Company), including abdominal aortic aneurysms ("AAA"). Baxter has loans outstanding to the Company in the principal amount of $2.55 million of which $2.0 million together with certain accrued interest will be converted into Common Stock upon the closing of this Offering (assuming such closing takes place on or before February 28, 1997), and the remaining $550,000 together with certain accrued interest will be repaid in cash. After this Offering, Baxter, together with a wholly-owned subsidiary will own approximately 22.8% of the outstanding Common Stock of the Company. See "Use of Proceeds" and "Certain Transactions."


     MIS procedures have revolutionized some areas of surgery, and the advantages of MIS approaches over open surgical techniques (including reduced trauma, complications, pain and suffering, convalescence time, procedure time and ultimately lower overall medical costs), suggest that MIS procedures could eventually be adopted in place of numerous other open surgical procedures. The Company believes the growth in MIS procedures is being accelerated by today's healthcare environment, in which more cost effective means for clinicians to deliver services are aggressively being sought. Despite the benefits of minimally invasive surgery, only select MIS procedures have attained widespread adoption. In 1995, MIS procedures accounted for approximately 15% of the surgical procedures performed in the United States. The Company believes that its products will help address two of the major impediments to the widespread adoption and performance of many additional MIS procedures. First, in performing MIS procedures, parts of the physical anatomy that can be visualized and manipulated during traditional surgeries are hidden from the eye and must be handled remotely. Second, MIS procedures require proficiency in novel surgical techniques potentially involving specialized MIS instruments and devices.

     Preview allows the clinician to visualize and plan surgical procedures by using a three-dimensional model of the patient-specific anatomy. Although Preview has been tested clinically to model most parts of the human anatomy, initial marketing efforts have focused on the application of Preview to planning surgical procedures to treat AAA. AAAs are lifethreatening aneurysms which form in the abdominal aorta. The National Center for Health Care Statistics estimates that approximately 1.5 million people in the United States have AAA, with approximately 190,000 new patients diagnosed with AAA each year. The Company believes that due to the drawbacks of open surgery, the recommended course of treatment for AAA will ultimately be a MIS procedure. The Company believes that Preview's ability to generate three-dimensional representations and present thousands more pre-operative images than traditional imaging methods provides clinicians with a valuable perspective for use in planning MIS procedures.


     As an outgrowth of Preview, the Company is also developing DataFusion(TM), a product designed to aid the clinician with visualization and navigation during the performance of actual MIS procedures. DataFusion will use proprietary software to track surgical instruments and overlay live images of a patient's anatomy on the same three-dimensional model used in Preview. By helping the clinician to compensate for the inability to directly visualize and manipulate the operative area, the Company believes that Preview, (and DataFusion once developed), will improve the results of MIS procedures and enable the application of MIS technology to additional surgical procedures.

     GastroSim is designed to create realistic clinical experiences for training clinicians to conduct diagnostic tests and therapy on ulcers, polyps, cancers, bile stone removals, bronchoscopies, endotracheal tube placements and ultrasound echocardial procedures and in using sophisticated MIS instruments and devices. Although the Company's initial market focus for its IVR simulator technology will be on procedures typically performed in the areas of gastroenterology and family practice medicine, the Company plans to apply its core IVR technology to develop simulators designed to replicate MIS procedures utilized by clinicians in a number of clinical specialties, including cardiology, cardiac surgery, interventional radiology, urology, obstetrics/gynecology, neurosurgery and various micro minimally invasive procedures such as functional endoscopic sinus surgery. By allowing the clinician to replicate a multitude of complex surgical, diagnostic and therapeutic procedures without the need for live patients, cadavers or animals, the IVR simulators the Company intends to develop can be anticipated to increase the number of physicians capable of performing advanced MIS procedures, improve the general level of competency of clinicians performing MIS procedures and help safely and expeditiously make MIS procedures more widely available.

     The Company has received 510(k) clearance from the United States Food and Drug Administration ("FDA") for the use of Preview. This FDA clearance allows the Company to use Preview to model many anatomical regions. The Company does not believe that its GastroSim product will require FDA approval.

     The Company's objective is to capitalize on advances in software and medical imaging to become a leading provider of interactive products to promote the effective use of MIS procedures. The Company's strategy is comprised of the following key elements: (i) gain acceptance for use of Preview in planning AAA procedures; (ii) bring GastroSim to production and establish it and other IVR simulators as a standard for use in teaching, training and credentialing clinicians to perform a variety of MIS procedures and other diagnostic and therapeutic techniques; (iii) develop new products and new applications for Preview and the Company's IVR simulator technology; and (iv) minimize upfront investment costs to customers.

                                  THE OFFERING


Securities Offered...............    2,000,000 Shares of Common Stock and
                                     2,000,000 Warrants initially as units, each consisting of one share of Common Stock and one Warrant. The Shares and the Warrants will be separately transferable immediately following the completion of this Offering.



Exercise Price of Warrants.......    Each Warrant entitles the registered holder
                                     thereof to purchase, at any time over a
                                     four year period commencing one year after the date of this Prospectus, one share of Common Stock at a price equal to 160% of the price per share of the Shares sold in this Offering. The Warrant exercise price is subject to adjustment under certain circumstances. See "Description of Capital
                                     Stock."



Redemption of Warrants...........    Commencing one year after the date of this
                                     Prospectus, the Warrants are subject to
                                     redemption by the Company at $0.05 per
                                     Warrant on 30 days' prior written notice to the warrantholders if the average closing bid price of the Common Stock equals or exceeds 300% of the initial public offering price per Share of Common Stock for any 20 trading days within a period of 30
                                     consecutive trading days ending on the
                                     fifth trading day prior to the date of the notice of redemption. See "Description of Capital Stock."



Common Stock to be outstanding
after this
Offering(1)(2)(3)(4)(5)(6).......    5,755,287 shares



Use of proceeds..................    For commercialization of products, research
                                     and development, clinical testing,
                                     repayment of approximately $3.3 million of indebtedness and other obligations, capital expenditures, working capital and general corporate purposes. See "Use of Proceeds."



Proposed Nasdaq National Market
symbols:


  Common Stock...................    IACT


  Warrants.......................    IACTW

---------------


(1) Does not include (i) 1,000,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option/Stock Issuance Plan (of which 384,692 shares were subject to options outstanding at November 20, 1996),
     (ii) 200,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, (iii) 19,510 shares of Common Stock reserved for issuance upon exercise of outstanding non-qualified stock options, and (iv) 73,162 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. See "Capitalization," "Management--Benefit Plans," "Certain Transactions," "Description of Capital Stock--Warrants" and "Shares Eligible for Future Sale."



(2) Includes approximately 275,000 shares of Common Stock to be issued immediately following the closing of this Offering to investors in Ixion's 1995 Bridge Financing (the "Bridge Financing"). Such number of shares is calculated by dividing the approximately $2,200,000 of Common Stock the investors in the Bridge Financing are entitled to receive immediately following the closing of this Offering pursuant to the terms of certain agreements between the Company and such investors (the "Letter Agreements"), by the initial public offering price for the sale of shares of Common Stock offered hereby (assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus)).

(3) Includes approximately 43,750 shares of Common Stock to be issued to Baxter immediately following the closing of this Offering. Such number of shares is calculated by dividing the $350,000 of Common Stock Baxter is entitled to receive immediately following the closing of this Offering pursuant to the terms of a certain agreement between the Company and Baxter (the "Baxter Letter"), by the initial public offering price of the shares of Common Stock offered hereby (assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus)).



(4) Includes approximately 265,516 shares of Common Stock to be issued immediately following the closing of this Offering to Baxter in the event that such closing occurs on or before February 28, 1997. Such number of shares is calculated by dividing the $2,000,000 principal amount of a promissory note issued by the Company to Baxter on May 24, 1996 (the "$2,000,000 Note"), plus accrued interest calculated at a rate of 200 basis points above the prime rate (assuming that the closing of this Offering occurs on or before December 31, 1996), by the initial public offering price (assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus)).



(5) Includes approximately 43,313 shares of Common Stock to be issued immediately following the closing of this Offering to Larry J. Wells in connection with a consulting agreement entered into between Mr. Wells and the Company (the "Wells Consulting Agreement"). Such number of shares is calculated by dividing the $346,500 of Common Stock Mr. Wells is entitled to receive immediately following the closing of this Offering pursuant to the terms of such consulting agreement, by the initial public offering price per share of Common Stock offered hereby (assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus)).



(6) Does not include (i) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants sold in this Offering, (ii) 200,000 shares issuable upon exercise of warrants to be issued to the Representative in connection with this Offering (the "Representative's Warrants") and (iii) 200,000 shares issuable upon exercise of the Warrants issuable upon exercise of the Representative's Warrants.


                            ------------------------


     Unless otherwise indicated, all information in this Prospectus assumes (i) no exercise of the Underwriters' over-allotment option, (ii) the issuance of 275,000 shares of Common Stock pursuant to the Letter Agreements, (iii) the issuance of 43,750 shares of Common Stock pursuant to the Baxter Letter, (iv) the issuance of 43,313 shares of Common Stock pursuant to the Wells Consulting Agreement and (v) the conversion of the $2,000,000 Note into 265,516 shares of Common Stock.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following should be read in conjunction with the Financial Statements, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Pro Forma Financial Information presented elsewhere in this Prospectus.


     Interact was formed in April 1996, and in May 1996, it acquired its assets and technologies in connection with a business combination involving Ixion and MMS. Inasmuch as former Ixion stockholders own the majority of Interact capital stock after the business combination, Ixion is considered to be the acquiring corporation for purposes of purchase accounting and the predecessor entity to Interact for purposes of financial reporting. The Interact financial statements for periods prior to the business combination are those of what was formerly Ixion.


                   INTERACT MEDICAL TECHNOLOGIES CORPORATION


     As more fully described in the Pro Forma Condensed Financial Information appearing elsewhere in this Prospectus, the Company's unaudited Pro Forma Statements of Operations Data for the year ended December 31, 1995 and for the nine months ended September 30, 1996 include the results of operations of Ixion and MMS for the respective periods presented and give effect to pro forma adjustments as if the contribution of MMS partnership interests to Interact and merger of Ixion with and into Interact and receipt of $2.0 million cash pursuant to a convertible note payable to Baxter had occurred at the beginning of the respective periods. These Pro Forma Condensed Financial Statements are not necessarily indicative of future financial positions or results of operations of the Company.



                    PRO FORMA STATEMENTS OF OPERATIONS DATA



                                                                                      NINE MONTHS
                                                                YEAR ENDED               ENDED
                                                             DECEMBER 31, 1995     SEPTEMBER 30, 1996
                                                             -----------------     ------------------
Revenues.................................................         $   266               $     59
                                                                  -------                -------
Expenses:
  Research and development...............................           3,548                  2,033
  Selling, general and administrative....................           1,518                  1,871
                                                                  -------                -------
                                                                    5,066                  3,904
                                                                  -------                -------
Loss before interest.....................................          (4,800)                (3,845)
Interest expense.........................................             324                  1,035
                                                                  -------                -------
Net loss(1)..............................................         $(5,124)              $ (4,880)
                                                                  =======                =======
Pro forma net loss per share.............................         $ (1.82)              $  (1.62)
                                                                  =======                =======


---------------


(1) In accordance with guidelines established by the Securities and Exchange Commission (the "SEC"), pro forma net loss does not include approximately $2.2 million of expense recorded immediately subsequent to recording the business combination relating to the estimated fair value of intangible assets acquired associated with products in development which have not been determined to have yet attained technological feasibility.

STATEMENT OF OPERATIONS DATA:



                                                                                  NINE MONTHS
                                                                                     ENDED
                                              YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                                            -----------------------------     --------------------
                                             1993       1994       1995        1995         1996
                                            ------     ------     -------     -------     --------
Revenues................................    $1,359     $1,237     $   266     $   266     $     59
                                            ------     ------     -------     -------     --------
Expenses:
  Research and development..............       951      1,189       1,332       1,044        1,501
  Selling, general and administrative...       416        588       1,124         942        1,758
  Write off of certain intangibles(1)...        --         --          --          --        2,251
                                            ------     ------     -------     -------     --------
                                             1,367      1,777       2,456       1,986        5,510
                                            ------     ------     -------     -------     --------
Loss from operations....................        (8)      (540)     (2,190)     (1,720)      (5,451)
Interest expense........................        --          9         132          73        1,017
                                            ------     ------     -------     -------     --------
Net loss................................    $   (8)    $ (549)    $(2,322)    $(1,793)    $ (6,468)
                                            ======     ======     =======     =======     ========
Net loss per share......................    $(0.01)    $(0.45)    $ (1.67)    $ (1.32)    $  (2.81)
                                            ======     ======     =======     =======     ========


BALANCE SHEET DATA:


                                                             DECEMBER 31,
                                                       -------------------------     SEPTEMBER 30,
                                                       1993     1994      1995           1996
                                                       ----     ----     -------     -------------
Total assets.......................................    $635     $489     $   238        $ 6,979
Notes payable and accrued interest.................      --      192       1,014          4,757
Accumulated deficit................................     (61)    (610)     (2,932)        (9,400)
Total stockholders' equity (deficit)...............     558       36      (1,762)           715


---------------


(1) Represents the write off of intangible assets acquired relating to the estimated fair value of MMS products in development which were capitalized in purchase accounting, and which have not been determined to have yet attained technological feasibility.


                               MEDICAL MEDIA SYSTEMS
                           (a development stage company)

    STATEMENT OF OPERATIONS DATA:


                                                                   THREE     FIVE
                                                                   MONTHS    MONTHS
                                                                   ENDED     ENDED       CUMULATIVE
                                                                   MARCH      MAY       AMOUNTS FROM
                                  YEARS ENDED DECEMBER 31,          31,       24,         DATE OF
                               -------------------------------     -----     -----      INCEPTION TO
                                1993        1994        1995       1995      1996       MAY 24, 1996
                               -------     -------     -------     -----     -----     --------------
Revenues...................    $    --     $    --     $    --     $  --     $  --        $     --
                               -------     -------     -------     -----     -----     --------------
Expenses:
  Research and
     development...........      2,346       1,693       1,540       360       434           6,354
  General and
     administrative........        170         168         394        56       113             850
                               -------     -------     -------     -----     -----     --------------
                                 2,516       1,861       1,934       416       547           7,204
                               -------     -------     -------     -----     -----     --------------
Loss from operations.......     (2,516)     (1,861)     (1,934)     (416)     (547)         (7,204)
Interest income............         13          11          13         4        13              51
                               -------     -------     -------     -----     -----     --------------
Net loss...................    $(2,503)    $(1,850)    $(1,921)    $(412)    $(534)       $ (7,153)
                               =======     =======     =======     =====     =====     ===========



                                                                DECEMBER 31,
                                                        ----------------------------      MAY 24,
                                                         1993       1994       1995        1996
                                                        ------     ------     ------     ---------
Total assets........................................    $1,507     $1,569     $1,059       $ 683
Note payable........................................        --         --        400         550
Partners' equity(1).................................     1,340      1,440        429        (105)


---------------


(1) Partners' equity includes accumulated deficit of approximately $2.8 million, $4.7 million, $6.6 million and $7.2 million at December 31, 1993, 1994 and 1995 and May 24, 1996, respectively.

                                  THE COMPANY

COMPANY BACKGROUND


     Interact develops, markets and manufactures products designed to facilitate the effective use of MIS procedures and enhance clinical performance. The Company's initial product, Preview, was launched in June 1996. Preview provides the clinician with a detailed three-dimensional model of the patient-specific anatomy manufactured by processing CT or MR images on the Company's proprietary software platform at its production facility. The Company delivers its Preview models to the clinician embodied in user-friendly proprietary viewing software that can be run on either a Windows-based or Macintosh personal computer. The model and the viewing software augment traditional two-dimensional medical imaging tools and allow the clinician, without significant computer expertise, to manipulate information, perform measurements and conduct presurgical planning for use primarily in MIS procedures.



     The Company is also currently field testing a pre-production prototype of GastroSim, an IVR simulator for teaching and training clinicians. GastroSim is designed to figuratively place the clinician inside the upper and lower gastrointestinal tracts of a "virtual" patient and allow the clinician to perform a number of simulated MIS procedures using realistic medical instruments and devices.



     The Company was incorporated in April 1996. The Company's principal executive offices are located at 1335 N. Northlake Way, Suite 102, Seattle, Washington 98103, and its telephone number is (206) 547-8801.


COMPANY HISTORY

Medical Media Systems


     MMS, a New Hampshire general partnership, was founded to incorporate advances in scientific visualization and computer software into products that would help improve the practice of surgery. A wholly-owned subsidiary of Baxter provided MMS with approximately $7.1 million in financing in exchange for an approximate 60% partnership interest in MMS. Additionally, MMS issued promissory notes in the aggregate principal amount of $550,000 to Baxter in return for working capital provided by Baxter to MMS. MMS developed Preview and performed development work on DataFusion.


Ixion, Inc.


     Ixion, a Delaware corporation, was founded to design and develop procedural simulators for use in training clinicians to conduct a variety of medical procedures. Ixion's development expenses were funded, in part, by approximately $4.5 million of contract revenues received from Ethicon Endo-Surgery ("Ethicon"), its sole customer from 1991 through 1995, in connection with the development of a laparoscopic skills simulator, and by approximately $2.0 million received from the investors in the Bridge Financing. Ixion performed development work on GastroSim and developed additional IVR simulation technology.


The Merger


     The Company was incorporated in Delaware in April 1996 under the name Medical Media Systems, Inc., and all of the partnership interests in MMS and MMS' Preview and DataFusion technologies were contributed to the Company in May 1996 in exchange for 1,253,333 shares of Common Stock of the Company, the Company's issuance of both a $200,000 promissory note (the "$200,000 Note") and a $350,000 promissory note (the "$350,000 Note") to Baxter each with interest accruing at the 8% per annum, to cancel outstanding debt owed to Baxter in such amounts, and the Company's issuance of an aggregate of 6,188 shares of Common Stock in exchange for certain MMS officers' accrued but unpaid compensation in the aggregate amount of $46,410.



     Later in May 1996, Ixion was merged with and into the Company and the Company was renamed Interact Medical Technologies Corporation. In connection with such merger, Ixion contributed the Com-pany's IVR simulator technology, and Ixion stockholders received 1,352,252 shares of Common Stock of the Company, and the Company assumed certain of Ixion's obligations, including obligations under outstanding warrants to purchase an aggregate of 73,162 shares of Common Stock of the Company, and outstanding options to purchase an aggregate of 119,702 shares of Common Stock of the Company and the obligation to issue an aggregate of 56,184 shares of Common Stock of the Company in exchange for certain Ixion officers' and consultants' accrued but unpaid compensation in the aggregate amount of $421,364. In addition, upon the merger the Company assumed Ixion's obligations under all promissory notes issued to investors in the Bridge Financing (the "Bridge Notes") and Ixion's obligations to certain of its then existing officers and directors with respect to approximately $95,000 of indebtedness. See "Risk Factors -- Benefits of this Offering to Current Stockholders" and "Certain Transactions."



     The Company believes that the merger has brought together outstanding management teams with significant marketing and manufacturing expertise and development teams with complimentary skills in the areas of software development, three-dimensional modeling and virtual reality visualization techniques.

                                  RISK FACTORS


     The following risk factors should be considered carefully in addition to the other information contained in this Prospectus before purchasing the Securities offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.


     Early Stage of Development. The Company is at an early stage of development. Only one of the Company's products is commercially available, and limited revenues have been generated from sales since product launch in June 1996. To date the Company's resources have been dedicated to the research and development of products based upon its expertise in digital medical imaging and interactive software programming. The Company does not believe that certain of its proposed products, including GastroSim and DataFusion will be commercially viable absent significant further development and certain technological advances, and there can be no assurance that development will be completed or advances will be achieved. Product development involves a high degree of risk and there can be no assurance the Company will ever finally develop, transfer to manufacturing, or successfully commercialize, any additional products.

     History of Operating Losses; Uncertainty of Profitability. The Company is at an early stage of development, has generated little revenue to date, and has not yet achieved profitability. Operating losses for Ixion in the years ended December 31, 1994 and December 31, 1995 were approximately $549,000 and $2,322,000, respectively. Operating losses for MMS in the years ended December 31, 1994 and December 31, 1995 were approximately $1,850,000 and $1,921,000, respectively. The Company expects to continue to incur substantial losses over at least the next several years as the Company's development, testing, marketing and manufacturing scale-up efforts expand. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce on a timely basis products incorporating its technologies and advanced versions and enhancements to its products, and successfully market and support advanced versions and enhancements. There can be no assurance that the Company will complete the development of any product other than Preview, that products developed will achieve market acceptance, or that the Company will ever produce significant levels of revenue or achieve sustainable profitability. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Independent Certified Public Accountants' Opinion--Going Concern. Ixion's financial statements for the years ended December 31, 1993, 1994 and 1995 were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming the Company will continue as a going concern and that the Company has incurred significant operating losses and has stockholders' and working capital deficiencies that raise substantial doubt about its ability to continue as a going concern. See "Financial Statements."


     Benefits of this Offering to Current Stockholders. As of November 20, 1996, there were approximately 3,127,708 shares of Common Stock outstanding, excluding all shares of Common Stock to be issued in connection with the closing of this Offering, held of record by approximately 56 stockholders. These existing stockholders will recognize significant benefits from this Offering. These benefits include the creation of a public market for the Company's Common Stock, which will afford existing stockholders the ability to liquidate their investments, subject in certain cases to volume limitations and other limitations and restrictions upon the sale of their Common Stock. See "Shares Eligible for Future Sale." None of the Company's existing stockholders are selling shares in this Offering. Immediately upon the completion of this Offering, in addition to the Common Stock and the Warrants issued to the public, the Company will be obligated to issue approximately 627,579 shares of Common Stock to existing stockholders. Of these 627,579 shares of Common Stock, approximately 275,000 shares will be issued to investors in the Bridge Financing, including 3,125 shares to Larry J. Wells, the Chairman of the Board of Directors of the Company and 21,875 shares to DayStar Partners, L.P. ("DayStar") of which Larry Wells Co., of which Mr. Wells is President, is a general partner, approximately 43,313 shares will be issued to Mr. Wells in connection with the Wells Consulting Agreement, approximately 43,750 shares will be issued to Baxter pursuant to the Baxter Letter and approximately 265,516 shares will be issued to Baxter upon the conversion of the $2,000,000 Note (assuming that this

Offering closes on or before February 28, 1997). In addition, upon the completion of this Offering, approximately $3.3 million of the proceeds of this Offering will be used to satisfy debts and other obligations owed by the Company to certain existing stockholders (assuming repayment of debt on December 31, 1996). Of this $3.3 million, approximately $2.2 million will be repaid to investors in the Bridge Financing, including approximately $27,000 to Mr. Wells and approximately $190,000 to DayStar, and approximately $577,000 will be used to repay the $350,000 Note and the $200,000 Note. Baxter, together with a wholly-owned subsidiary, will own approximately 22.8% of the Company immediately following this Offering. Upon completion of this Offering, the Company expects to use approximately $633,746 to satisfy promissory notes, accrued interest and certain other obligations owed by the Company to Bruce D. Sturman, the Company's former President and Chief Executive Officer, David C. Hon, a director of the Company and DayStar, of which Larry Wells Co. is a general partner, in the approximate amounts of $256,475, $41,500 and $335,771, respectively. Mr. Wells, the Chairman of the Board of Directors of the Company and President of Larry Wells Co., is the only executive officer or director of the Company who is an investor in the Bridge Financing. The Company's existing stockholders as a group will own 3,755,287 shares of Common Stock upon completion of this Offering. Based on an initial public offering price of $8.00, the value of such shares is $30,042,296. The shares of Common Stock beneficially owned by the Company's existing stockholders were purchased at an aggregate price of approximately $9,100,000. Accordingly, after this Offering, these stockholders will have substantial unrealized gains on their shares. See "Use of Proceeds," "Dilution," "Certain Transactions," "Shares Eligible for Future Sale; Registration Rights" and "Principal Stockholders."



     Developing Markets; Uncertain Market Acceptance. The markets for Preview and the Company's products under development have only recently begun to develop, are rapidly evolving and are either already characterized by, or expected to be characterized by, an increasing number of market entrants who will introduce or develop products competitive with the Company's products. As is typical in the case of new and rapidly evolving industries, demand and market acceptance for Preview and future products, if any, is subject to a high level of uncertainty. The success of Preview and the Company's products under development will depend, in large part, on the continued adoption, and the rate of adoption, of MIS procedures by surgeons. The successful commercialization of Preview (and DataFusion, if ever finalized), will depend on many other variables, including their acceptance as reliable, accurate, cost-effective tools for improving surgical performance and reducing time spent conducting procedures. The successful commercialization of the Company's IVR simulators, if ever finalized, also will depend on further variables, including market acceptance of simulators as an alternative or supplement to traditional teaching and training methods, such as practicing procedures on animals and cadavers and observing and assisting trained physicians in performing procedures on live patients. The markets in which the Company's products will compete are young and have few proven products. There can be no assurance that the markets for Preview and the Company's products under development will develop, that Preview or the Company's products under development will be adopted or that surgeons will continue to adopt MIS procedures at a rapid pace, if at all. If the markets for Preview or the Company's products under development fail to develop, develop more slowly than expected or become saturated with competitors, or if the Company's products do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected. See "--Technological Change," "--Competition" and "Business--Industry Background."


     Uncertainty of Pricing. The Company's current sole product, Preview, was launched in June 1996. The Company has completed only a limited number of sales of this product. As a result, there can be no assurance of the price at which the Company will be able to sell or lease Preview or any of its future products. In addition, the Company anticipates that the price of Preview and its future products will vary depending on a variety of factors, including competitive factors at the time future products, if any, are launched, the level of acceptance in the marketplace, the number of new MIS procedures developed, and the rate of adoption of new and existing MIS procedures. The Company may discount asking prices to facilitate early market penetration or in response to market conditions, which may reduce the Company's gross profit margins. Any reduction in the price of Preview or any of the Company's future products or in gross profit margins could have a material adverse effect on the Company's business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limited Sales, Marketing and Distribution Capability; Dependence on Baxter. The Company has limited experience in sales, marketing and distribution. To market Preview or any of its future products directly, the Company must develop a marketing and sales force with technical expertise and with supporting distribution capability. Alternatively, the Company may obtain the assistance of another company with a large distribution system and sales force. There can be no assurance that the Company will be able to establish sales and distribution capabilities or enter into profitable arrangements with third parties with respect to marketing or distribution of its products. To the extent the Company enters into arrangements with third parties with respect to marketing or distribution of its products, any revenues received by the Company will be dependent on the efforts of such third parties and there can be no assurance that third party efforts will be successful.



     The Company is dependent on its relationship with Baxter for a variety of reasons, and the termination of this relationship could have a material adverse effect on the Company. Baxter is engaged in the worldwide development, distribution and manufacture of products, systems and services used primarily in the healthcare field. Products are manufactured by Baxter in approximately 23 countries and sold in approximately 100 countries. Baxter's more than 200,000 products are used by hospitals, clinical and medical research laboratories, blood and dialysis centers, rehabilitation centers, nursing homes, doctors' offices and in homes. Pursuant to a distribution agreement between Baxter and the Company, Baxter has an exclusive right to sell Preview models prepared for use in connection with treating aortic and iliac aneurysms (except with regard to sales to parties developing or manufacturing devices specifically designed for endovascular treatment of aortic aneurysms for which Baxter's rights are co-exclusive with the Company), and is responsible for sales activities relating to these products. Baxter is entitled to receive between 23% and 30% of all revenue generated from its Preview sales in this field. Sales of Preview for use in treating aortic and iliac aneurysms and the Company's financial results will depend in significant part on the extent to which Baxter commits adequate resources to its product launch and to the subsequent distribution of Preview. Baxter develops, manufactures and markets a wide variety of medical devices, some of which may compete indirectly with Preview. There can be no assurance that Baxter will commit significant resources to market Preview for use in treating aortic and iliac aneurysms or that its marketing activities will be effective. See "Business--Marketing, Sales and Distribution."


     Limited Manufacturing Experience; Risk of Manufacturing Scale-Up. In order to achieve significant revenue, the Company will have to produce or arrange for third parties to produce its products on a commercial scale. It is the Company's current intention to produce all Preview models at the Company's FDA registered production facility. There can be no assurance that the Company will be able to manufacture or cause third parties to manufacture its products in commercial scale quantities at commercially viable costs. The Company may encounter unexpected delays or costs in scaling-up its manufacturing operations or in hiring and training additional personnel to manufacture its products. The failure to scale-up manufacturing successfully in a timely or cost-effective manner, future production problems or interruptions in supply could have a material adverse effect on the Company's business, results of operations and financial condition. The Company will be required to adhere to applicable regulatory requirements, including FDA-mandated current Good Manufacturing Practices ("GMPs") regulations in the manufacture of certain of its products. Any failure to meet such requirements could delay or prohibit the manufacturing of the Company's products, which could have a material adverse effect on the Company's business, results of operations and financial condition. Pursuant to an agreement between Baxter and the Company, Baxter is entitled to obtain the right to produce or to cause third parties to produce its requirements of Preview models in the event that the Company is unable to supply its requirements in a timely manner. If the Company were to surrender any rights with respect to producing Preview models to Baxter, it could have a material adverse effect on the Company's business, results of operations and financial condition because the Company would receive only a 10% royalty on revenues generated from Preview sales by Baxter. See "--Reliance on Single or Limited Sources of Supply," "--Government Regulation; Uncertainty of Obtaining Regulatory Approval" and "Business-- Manufacturing."


     Technological Change. The Company's success will depend on its ability to continually anticipate, and adapt its new and existing products to emerging technologies and capabilities, such as improved graphic imaging and diminished interactive lag times. The life cycles of the Company's products are difficult to estimate because the markets that the Company targets are in the early stages of development and because of the rapid pace of development of computer technology. If Preview or the Company's future products, if any, become outdated or are not accepted by the market, the Company's revenues, results of operations and financial condition could be materially adversely affected. The markets in which Preview and the Company's products under development will compete are characterized by rapid technological innovation. There can be no assurance that the Company's competitors and potential competitors will not succeed in developing and marketing technologies and products that are more effective or more cost effective than those developed and marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. The applications for which Preview and the Company's products under development are designed can also be addressed by other products, methods or techniques, many of which are widely accepted in the medical community. There can be no assurance that Preview or the Company's products under development will be able to replace such established products, methods or techniques. Additionally, new products could be developed that replace or reduce the importance of the Company's products. See "--Developing Markets; Uncertain Market Acceptance."

     Competition. Competition in the markets in which Preview and the Company's products under development will compete is expected to be intense. A number of companies currently compete or intend to compete directly and indirectly with the Company's existing product and products under development. Many of the Company's competitors and potential competitors have substantially greater name recognition and capital resources than the Company and also have greater resources and expertise in the areas of research and development. See "--Technological Change," "--Developing Markets; Uncertain Market Acceptance" and "Business--Competition."


     Patents and Proprietary Technology. The Company's success is dependent, in part, upon its extensive proprietary technology. The Company relies on a combination of patent, trade secret, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. As of November 20, 1996, the Company had approximately three issued United States patents, one issued European patent, eight pending United States patent applications, four pending foreign patent applications and seven international (Patent Cooperation Treaty) patent applications relating to its interactive virtual reality and surgical planning technologies. The Company intends to file additional patent applications in the future. There can be no assurance that the Company will be issued any patents or that if any patents are issued they will provide the Company with significant protection or will not be challenged. Even if issued patents are enforceable, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States.


     The Company's patent positions are uncertain and involve complex legal and factual issues. Additionally, the coverage originally claimed in a patent application can be significantly reduced before the patent application is allowed and a patent is created. As a consequence, there can be no assurance that any of the Company's patent applications will result in the issuance of patents or, if any patents issue, that they will provide significant proprietary protection or will not be circumvented or invalidated. Because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office ("PTO") to determine priority of invention which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents if issued would be held valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require the Company to cease using the technology in dispute.

     The Company has not been advised nor is it aware of any infringement of the proprietary rights of others by the Company's existing product. With respect to the Company's products under development, the Company has not been advised nor is it aware of any proprietary rights of others which would prevent the Company from completing and commercializing such products. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to further develop or commercialize its products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse effect on the Company. Finally, litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by the Company.


     The Company may require additional technology in the development of its products to which the Company does not currently have rights. If the Company determines that this additional technology is relevant to the development of its products and further determines that a license to this additional technology is needed, there can be no assurance that the Company will be able to obtain a license from the relevant party or parties on commercially reasonable terms, if at all. There can be no assurance that the Company will be able to obtain any license to any technology that the Company determines it needs, on reasonable terms, if at all, or that the Company could develop or otherwise obtain alternate technology. The failure of the Company to obtain licenses, if needed, could have a material adverse effect on the Company.


     As part of its confidentiality procedures, the Company generally enters into nondisclosure agreements with its employees and suppliers, and limits access to and distribution of its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization. In addition, competitors may be able to engineer around the Company's patents and trade secrets, or reverse-engineer around its trade secrets. Accordingly, there can be no assurance that the Company will be successful in protecting its proprietary technology or that the Company's proprietary rights will preclude competitors from developing products or technology equivalent or superior to that of the Company. See "Business--Patents and Proprietary Rights."

     Government Regulation; Uncertainty of Obtaining Regulatory
Approval. Preview is and DataFusion, when developed, will be subject to government regulation in the United States and other countries. In the United States, the Federal Food, Drug, and Cosmetic Act, as amended ("FDC Act"), and other statutes and regulations govern the testing, manufacture, labeling, storage, record keeping, distribution, sale, marketing, advertising and promotion of such medical devices. Failure to comply with applicable requirements could result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution.

     Prior to commercial distribution in the United States, most medical devices must be cleared or approved by the FDA. The regulatory process is lengthy (potentially taking up to several years), expensive and uncertain. Under the FDC Act, medical devices are classified into one of three classes on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can reasonably be ensured through general controls, such as labeling, premarket notification and adherence to FDA-mandated current GMPs. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of "special controls," such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are devices that must receive premarket approval ("PMA") from the FDA to ensure their safety and effectiveness. They are generally life-sustaining, life-supporting, or implantable devices, and also include most devices that were not on the market before May 18, 1976 ("new devices") and for which the FDA has not made a finding of substantial equivalence based upon a 510(k).

     Before a new device can be introduced into the market, the manufacturer generally must obtain FDA clearance of a 510(k) or approval of a PMA application. Following submission of a 510(k) or PMA application, the manufacturer may not market the new device until an order is issued by the FDA granting clearance or approval. While the Company has obtained FDA clearance pursuant to a 510(k) to distribute Preview models of many anatomical regions, even after FDA clearance the Company's application for clearance is subject to continual review, and the later discovery of previously unknown problems may result in restrictions on Preview's marketing or withdrawal of the product from market. Withdrawal of the Company's 510(k) clearance with respect to Preview could have a material adverse effect on the Company's business, results of operations and financial condition.

     Modification or enhancement of a product that has been cleared through the 510(k) process requires clearance of a new 510(k) if the modification or enhancement could significantly affect the safety or effectiveness of the original device. Since 510(k) clearance was obtained for Preview, the Company has made, and anticipates the need to make additional improvements in the device and its labeling. The Company has not sought 510(k) clearance for any of these improvements in the device and its labeling, and currently, on the basis of the Company's conclusion that none of the improvements or labeling changes could significantly affect the safety or effectiveness of the original product, does not intend to seek such clearance. Under the FDA's regulatory scheme, the decision whether to seek 510(k) clearance for a modified device is left first to the manufacturer. There can be no assurance, however, that the FDA would agree with the Company's conclusion, that the FDA would not require the Company to cease marketing and obtain 510(k) clearance for Preview (as improved), or that such clearance, if required, would be obtained.

     The Company believes that it will be necessary to file a PMA application with respect to DataFusion. The PMA process is significantly more complex, expensive and time consuming than the 510(k) process. The PMA process requires the performance of at least two independent, statistically significant clinical trials that must demonstrate the safety and effectiveness of the device in order to obtain FDA approval of the PMA application. The PMA process typically requires several years, and may never result in approval.

     The Company does not believe that its IVR simulators would be subject to FDA review or approval or any other governmental reviews. However, in the event the FDA or any foreign regulatory body determined to regulate such products, no assurance can be given that compliance with such regulatory process will be achieved or that necessary clearances will be obtained in a timely manner, if at all.

     The FDC Act requires that medical devices be manufactured in accordance with the current GMPs. These regulations require, among other things that (i) the manufacturing process be regulated and controlled by the use of written procedures and (ii) the ability to produce devices which meet the manufacturer's specifications be validated by extensive and detailed testing of every aspect of the process. They also require investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. Manufacturing facilities are therefore subject to FDA inspection on a periodic basis to monitor compliance with current GMPs. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the manufacturing facilities of its contract manufacturers, if any, there could be a material adverse effect on the continued marketing of the Company's products.

     The FDA regulates computer software that performs the function of a regulated device or that is intimately associated with a given device, such as control software for imaging or other diagnostic devices. The FDA is in the process of reevaluating its regulation of such software, and if the FDA undertakes increased or more rigorous regulation of such software (which the Company cannot predict), Preview and DataFusion may become subject to further regulatory processes and clearance requirements. No assurance can be given that compliance with more extensive regulatory processes will be achieved or that the necessary clearances for such products will be obtained by the Company on a timely basis, if at all. The Company may, as a result, be required to expend additional time, resources and effort in the areas of software design, production and quality control to ensure full technical compliance.

     Laws and regulations regarding the manufacture, sale and use of medical devices are subject to change and depend heavily on administrative interpretations. There can be no assurance that future changes in the regulations or interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company.

     The Company plans to sell its products in several foreign markets. Requirements pertaining to such products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. The Company believes the extent and complexity of regulation of medical devices is increasing worldwide. The Company anticipates this trend will continue and that the cost and time required to obtain approval to market in any given country will greatly increase, with no assurance that such approval will be obtained. The ability to export into other countries may require compliance with ISO 9000 and CE Mark certifications, which are analogous to and in some instances more rigorous than compliance with the FDA's GMPs. The Company has not obtained any regulatory approvals to market any of its products outside of the United States, no regulatory clearances or certifications have yet been applied for in any country other than the United States and there is no assurance that any such clearance or certification, if applied for, would be issued.

     The Company, its existing product and future products, if any, may be subject to a variety of laws and regulations in those states and countries where such products are or will be marketed. These restrictions may hinder the Company's ability to market such products in those states or countries. See "Business--Government Regulation."


     Future Capital Needs; Uncertainty of Additional Funding. The development and commercialization of the Company's product and products under development will require substantial funds. The Company's future capital requirements will depend on many factors, including the time and costs involved in obtaining any required regulatory approvals, competing technological and market developments, the cost of manufacturing scale-up and effective commercialization activities and arrangements, continued progress in its development programs, and the magnitude of these programs, and the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims. To date, the Company has not received significant revenues from product sales. The Company anticipates that its existing available cash, combined with the proceeds of this Offering, and operating revenues and interest income from cash investments will be adequate to fund the Company for at least 12 months following this Offering. The Company intends to seek additional funding through public or private financings. There can be no assurance that additional financing will be available on acceptable terms, or at all. If additional funds are raised by issuing equity securities, further dilution to then existing stockholders may result. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish certain rights to certain of its technologies or products that the Company would not otherwise relinquish. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



     Litigation. From time to time the Company may be exposed to litigation arising out of its products and operations. As of the date of this Prospectus, the Company is not engaged in any legal proceedings that are expected, individually or in the aggregate to have a material adverse effect on the Company, except that an assignee of a law firm at which the Company's former corporate Secretary practiced law has initiated a lawsuit in a Washington state court for approximately $200,000 of legal fees which are allegedly past due. The Company denies owing these fees. Nonetheless, no assurance can be given that this lawsuit will not be decided against the Company.



     In April 1995, Ethicon Endo-Surgery, a subsidiary of Johnson & Johnson Corp. ("Ethicon") indicated in certain correspondence with respect to a payment for development work performed by Ixion on a certain laparoscopic skills simulator, without further clarification for the basis of its belief, that it believes it has rights beyond its license to use the laparoscopic skills simulator delivered pursuant to a 1992 research, option and license agreement ("License Agreement") between Ixion and Ethicon to source code, software, hardware, firmware and related intellectual property incorporated in such simulator. Although the Company recognizes that Ethicon may have rights to utilize certain of the intellectual property incorporated in the simulator within the limited scope of the field defined in the License Agreement as methods, processes, devices and instruments for the simulation of endoscopic and minimally invasive surgery in humans through an extendable multi-plane computer-based video laparoscopic surgical training apparatus with tactile feedback for the teaching of surgical skills (the "Field"), the Company, based strictly on its interpretation of the License Agreement, does not believe that there is any basis to support Ethicon's position with respect to the use of the Company's intellectual property rights outside of the Field. Nonetheless, if any litigation were to arise with respect to the interpretation of the License Agreement, there can be no assurance that it would not be decided against the Company. Such an adverse determination could have a material adverse effect upon the

Company's business, results of operations and financial condition. See "Business--Legal Proceedings" and "Business--Ethicon License Agreement."



     Dependence on and Need to Attract Key Personnel. The success of the Company is dependent, in part, on its ability to attract, retain and motivate highly qualified personnel. Competition for such personnel is intense and the inability to attract and retain additional key employees or the loss of one or more current key employees could adversely affect the Company. There can be no assurance that the Company will be successful in hiring or retaining requisite personnel. Several of the Company's executive officers, including the Company's Chief Executive Officer, have entered into employment arrangements with the Company. See "Management--Employment Agreements" and "Certain Transactions."



     Recent Change in Senior Management. The success of the Company is dependent, in part, on the experience of the Company's senior managers. The Company's President and Chief Executive Officer only recently joined the Company in October 1996, and was elected to his current office following the resignation of the Company's former President and Chief Executive Officer in November 1996. Although the Company's new President and Chief Executive Officer has extensive management experience, he has limited familiarity with the specific business of this Company and limited experience in managing companies at an early stage of development. See "Management -- Recent Change in Senior Management."


     Management of Changing Business; Ability to Manage Growth. As a result of the business combination involving Ixion and MMS in connection with which the Company obtained its assets and technologies, the Company has recently experienced a period of significant growth. The Company expects to continue to experience significant growth as its products are commercialized and revenue from product sales is obtained. Such growth has placed and is expected to continue to place a significant strain on the Company's management, information systems and operations. As the Company grows, recruiting and retaining additional qualified personnel to supervise and manage the Company's operations will be important to the Company's success. The Company's potential inability to manage its changing business effectively and to attract and retain additional qualified management, manufacturing, engineering and development personnel could have a material adverse effect on the Company's business, results of operations and financial condition.

     Reliance on Single or Limited Sources of Supply. The Company anticipates that certain key components of GastroSim and DataFusion will be obtained from single or limited sources, will be available only in limited quantities and will require substantial production lead times. The Company's reliance on outside vendors generally, and a single qualified source or a limited group of suppliers, in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components. In the past the Company has experienced delays in the delivery of components for GastroSim prototypes. Because the manufacture of certain of these components is specialized and requires long lead times, there can be no assurance that delays or shortages caused by vendors will not reoccur. The Company anticipates that a limited number of components of the Company's products will be manufactured to the Company's specifications by third-party manufacturers. There can be no assurance that custom-made components from alternative third-party manufacturers would be available on terms satisfactory to the Company, if at all. If the Company were to change manufacturers of these components, it could experience an interruption in supply, which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, the purchase of certain components by the Company is based on the Company's internal forecasts of future product sales and there can be no assurance that the Company's internal forecasts will be accurate or that purchases based on forecasting will be adequate to meet the Company's requirements. See "Business--Manufacturing."

     Uncertainty of Third-Party Reimbursement and Healthcare Reform
Policies. In both domestic and foreign markets, sales of the Company's existing product and future products, if any, will depend in part on the availability of reimbursement by third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of new healthcare products. There can be no assurance that the Company's proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. There can be no assurance that reimbursement levels, once established, will not be decreased and that any such decrease will not reduce the demand for, or the price of certain of the Company's products. Healthcare reform measures adopted by United States federal or state governments or by foreign governments could affect the price of medical devices or services or the amount of reimbursement available, and consequently, could have a material adverse effect on the Company's business, results of operations and financial condition.


     Product Liability; Availability of Insurance. The design, development and manufacture of the Company's existing product and future products, if any, involve an inherent risk of product liability claims and associated adverse publicity. Although the Company currently maintains general and product liability insurance, there can be no assurance that the coverage limits of the Company's insurance policies will be adequate. There can also be no assurance that the Company will be able to obtain or maintain insurance for any of its commercial products. Such insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms or at all. A successful claim brought against the Company in excess of the Company's insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition.



     No Prior Public Market; Possible Volatility of Stock Price; No
Dividends. Prior to this Offering, there has been no public market for the Company's Securities and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price for the Securities and the exercise price and terms of the Warrants will be determined by negotiations between the Company and the Representative. See "Underwriting." There can be no assurance that an active public market will develop or be sustained after this Offering or that the market price of the Securities will not decline below the initial public offering price. Factors such as the announcements of technological innovations or new products by the Company, its competitors and other third parties, as well as variations in the Company's results of operations, market conditions, analysts' estimates and the stock market may cause the market price of the Company's Securities to fluctuate significantly. Also, future sales of shares by existing stockholders pursuant to Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), or through the exercise of outstanding registration rights, could have an adverse effect on the price of the Company's Common Stock. The Company currently intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends in the future. See "Description of Capital Stock--Registration Rights," "Dividend Policy" and "Shares Eligible for Future Sale."



     Shares Eligible for Future Sale; Registration Rights. Sales of a substantial number of shares of the Company's Common Stock in the public market following this Offering could adversely affect the market price of the Common Stock. Upon completion of this Offering, the Company will have outstanding 5,755,287 shares of Common Stock (without taking into account shares of Common Stock issuable upon exercise of outstanding options and warrants including the Warrants). As of November 20, 1996, 384,692 shares of Common Stock are subject to outstanding options under the Company's 1996 Stock Option Plan, 19,510 shares of Common Stock are subject to outstanding non-qualified stock options, 73,162 shares of Common Stock are subject to outstanding warrants, 615,308 additional shares are reserved for issuance under the Company's 1996 Stock Option Plan and 200,000 shares of Common Stock are reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. See "Management--Benefit Plans." The 2,000,000 Shares sold in this Offering will be freely tradeable without restrictions under the Securities Act, except for any such shares held by an "affiliate" of the Company, which will be subject to the "control securities" resale limitations of Rule 144 under the Securities Act. The remaining 3,755,287 shares of Common Stock were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act, are "restricted securities" as that term is defined in Rule 144 promulgated under the Securities Act and may be sold in compliance with such Rule commencing no earlier than May 24, 1998, pursuant to registration under the Securities Act or pursuant to an exemption therefrom. Of the outstanding shares, 3,755,287 shares are tradeable, subject to the limitations set forth in Rule 144 and subject to the lock-up period described below. Stockholders owning an aggregate of approximately
          shares of Common Stock, representing approximately      % of the total
shares outstanding (and           shares issuable upon exercise of outstanding
warrants and options), including shares held by all officers and directors and certain other stockholders of the Company, have agreed not to directly or indirectly offer or sell, contract to sell, grant any option to purchase, make any short sale, transfer or otherwise dispose of or make a distribution of any of their shares or securities convertible or exchangeable for the Company's Common Stock for a period of 365 days (180 days in the case of shares acquired pursuant to the Company's 1996 Employee Stock Purchase Plan) from the date of this Prospectus without the prior written consent of the Representative. See "Shares Eligible for Future Sale."


     Holders of approximately 614,266 shares of Common Stock will also be entitled to certain rights with respect to registration of such shares of Common Stock for offer or sale to the public (without taking into account shares of Common Stock issuable upon the exercise of outstanding options and warrants). Such sales may have an adverse effect on the Company's ability to raise needed capital and may adversely affect the market price of the Securities. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."



     Dilution. The initial public offering price of the Securities is substantially higher than the net tangible book value per share of the Securities. Investors participating in this Offering will therefore incur an immediate, substantial dilution in net tangible book value of approximately $6.17 per share of Common Stock and may incur additional dilution upon exercise of the Warrants, the Representative's Warrants and outstanding stock options and warrants. See "Dilution" and "Use of Proceeds."



     Potential Adverse Effect of Representative's Warrants. At the consummation of this Offering, the Company will sell to the Representative for nominal consideration the Representative's Warrants to purchase up to 200,000 shares of Common Stock and/or 200,000 Warrants. The Representative's Warrants will be exercisable for a period of three years commencing one year after the effective date of this Offering, at an exercise price per share of 140% of the price per share of the Securities sold in this Offering. For the term of the Representative's Warrants, the holders thereof will have, at nominal cost, the opportunity to profit from a rise in the market price of the Securities without assuming the risk of ownership, with a resulting dilution in the interest of other security holders. As long as the Representative's Warrants remain unexercised, the Company's ability to obtain additional capital might be adversely affected. Moreover, the Representative may be expected to exercise the Representative's Warrants at a time when the Company would, in all likelihood, be able to obtain any needed capital through a new offering of its securities on terms more favorable than those provided by the Representative's Warrants. See "Underwriting."



     Potential Adverse Effect of Redemption of the Warrants. Commencing one year after the date of this Prospectus, the Warrants are subject to redemption at $0.05 per Warrant on 30 days' prior written notice to the warrantholders if the average closing bid price of the Common Stock equals or exceeds 300% of the initial public offering price per share of Common Stock for any 20 trading days within a period of 30 consecutive trading days ending on the fifth trading day prior to the date of the notice of redemption. If the Warrants are redeemed, holders of the Warrants will lose their rights to exercise the Warrants after the expiration of the 30 day notice of redemption period. Upon receipt of a notice of redemption, holders would be required to: (i) exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for them to do so, (ii) sell the Warrants at the current market price, if any, when they might otherwise wish to hold the Warrants or (iii) accept the redemption price which is likely to be substantially less than the market value of the Warrants at the time of redemption. See "Description of Capital Stock -- Warrants."



     Representative's Potential Influence on the Market. A significant amount of the Securities offered hereby may be sold to customers of the Representative. Such customers subsequently may engage in transactions for the sale or purchase of such Securities through or with the Representative. Although it has no obligation to do so, the Representative intends to make a market in the Securities and may otherwise affect transactions in the Securities. If it participates in such market, the Representative may influence the market, if one develops, for the Securities. Such market-making activity may be discontinued at any time. Moreover, if the Representative sells the securities issuable upon exercise of the Representative's Warrants, it may be required under the Securities Exchange Act of 1934, as amended, to temporarily suspend its market-making activities. The prices and liquidity of the Common Stock and the Warrants may be significantly affected by the degree, if any, of the Representative's participation in such market. See "Underwriting."

     Legal Restrictions on Sales of Shares Underlying the Warrants. The Warrants are not exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. The Warrants may be deprived of value if a current prospectus covering the shares of Common Stock issuable upon the exercise of the Warrants is not kept effective.



     The Shares and the Warrants are separately transferable immediately upon issuance. Purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desiring to exercise their Warrants, and holders of Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised. See "Description of Capital Stock."


     Management Discretion Over Proceeds of this Offering. The Company currently has no specific plan for a significant portion of the proceeds of this Offering. As a consequence, the Company's management will have the discretion to allocate a large percentage of the proceeds from this Offering to uses which the stockholders may not deem desirable, and there can be no assurance that the proceeds can or will be invested to yield a significant return. See "Use of Proceeds."

     Antitakeover Provisions. Certain provisions of the Company's Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the Common Stock. Such provisions may also inhibit increases in the market price of the Common Stock that could result from takeover attempts. In addition, the Board of Directors, without further stockholder approval, may issue preferred stock that could have the effect of delaying, deterring or preventing a change in control of the Company. The issuance of preferred stock could also adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others. The Company has no present plans to issue any preferred stock. See "Description of Capital Stock--Delaware Law and Certain Charter Provisions."


     Control by Existing Stockholders. Following this Offering (assuming exercise of all stock options and warrants beneficially owned by officers and directors) the present executive officers and directors of the Company and their affiliates will beneficially own approximately 11.7% of the outstanding shares of Common Stock, and Baxter together with a wholly-owned subsidiary will beneficially own approximately 22.8% of the outstanding shares of Common Stock. Accordingly, the present officers and directors of the Company and their affiliates, and Baxter will both have the ability to exercise significant influence over the management and policies of the Company.


                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the 2,000,000 Shares of Common Stock and 2,000,000 Warrants offered hereby are estimated to be approximately $13,743,000 ($15,905,700 if the Underwriter's over-allotment option is exercised in full), assuming an initial public offering price of $8.00 per Share (the midpoint of the price range set forth on the cover page of this Prospectus and $0.10 per Warrant) and after deducting the underwriting discounts and commissions and other estimated offering expenses.



     The Company intends to use a portion of the net proceeds to repay the outstanding balance on certain promissory notes issued to Baxter on May 24, 1996 in order to fund ongoing operations (the "Baxter Notes") that will have an outstanding balance, including accrued interest, of approximately $576,642 as of December 31, 1996. The Company also plans to use a portion of the net proceeds to repay all of the Bridge Notes that were assumed by the Company on May 24, 1996 that will have an outstanding balance, including accrued interest, of $2,140,311 as of December 31, 1996. A Bridge Note in the principal amount of $25,000 was issued to Larry J. Wells, a director of the Company and Bridge Notes in the aggregate amount of $175,000 were issued to DayStar. Mr. Wells, the Chairman of the Company's Board of Directors, is the President of Larry Wells Co., a general partner of DayStar. The Company expects to use approximately $633,746 to satisfy promissory notes, accrued interest and certain other obligations owed by the Company to Bruce D. Sturman, the Company's former President and Chief Executive Officer, David C. Hon, a director of the Company, and DayStar, in the approximate amounts of $256,475, $41,500 and $335,771, respectively. The Baxter Notes and the Bridge Notes bear interest at an annual rate equal to 8%.



     The Company also expects to use the net proceeds, including the interest thereon, for commercialization of products, research and development, clinical testing, capital expenditures, working capital and general corporate purposes. In the ordinary course of its business, the Company from time to time evaluates technologies for acquisition or license that, if acquired, could be used in the development of product candidates. The Company has no present commitments or agreements and is not currently involved in any negotiations with respect to such acquisitions or licenses. The Company has not identified precisely the amounts it plans to spend on specific development or commercialization projects or the timing of such expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including future revenue growth, the amount of cash generated by the Company's operations, the progress of the Company's development projects, the timing of regulatory approvals, the technological advances and the status of competitive products. In addition, expenditures will also depend upon the availability of additional financing and other factors. The Company believes that the net proceeds from this Offering, together with interest thereon, and the Company's existing capital resources will satisfy its capital requirements and fund operating losses for at least 12 months following this Offering. Pending application of the proceeds as described above, the Company intends to invest the net proceeds of this Offering in investment-grade, short-term securities.


                                DIVIDEND POLICY

     The Company has never declared or paid dividends on its capital stock. The Company currently intends to retain all earnings, if any, to fund the development and growth of its business and therefore does not anticipate paying any cash dividends within the foreseeable future.

                                 CAPITALIZATION


     The following table sets forth (i) the capitalization of the Company as of September 30, 1996 and (ii) as adjusted to give effect to (a) the sale by the Company of 2,000,000 Shares of Common Stock and 2,000,000 Warrants offered hereby, assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), less estimated underwriting discounts and commissions and other expenses of this Offering resulting in net proceeds of $13,743,000, (b) application of a portion of the proceeds of this Offering to repay the Bridge Notes and certain other notes and obligations, (c) the issuance of approximately 275,000 shares of Common Stock, assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), immediately following the closing of this Offering to investors in the Bridge Financing, (d) the issuance of approximately 43,313 shares of Common Stock, assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), immediately following the closing of this Offering to Larry J. Wells, the Chairman of the Board of Directors of the Company, in connection with the Wells Consulting Agreement, (e) the issuance of approximately 43,750 shares of Common Stock to Baxter, assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), immediately following the closing of this Offering, and (f) the issuance of approximately 265,516 shares of Common Stock to Baxter, assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), immediately following the closing of this Offering upon the conversion of the $2,000,000 Note, and related accrued interest. See "Dilution" and "Certain Transactions."



                                                                                PRO FORMA
                                                                           SEPTEMBER 30, 1996
                                                                         -----------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                         -------     -----------
                                                                         (DOLLARS IN THOUSANDS)
Bridge Financing notes payable.......................................    $ 2,000       $    --
                                                                         -------     -----------
Promissory notes payable to Baxter...................................        550            --
                                                                         -------     -----------
Convertible note payable to Baxter...................................      2,000            --
                                                                         -------     -----------
Stockholders' equity:
  Preferred Stock, $0.01 par value, 5,000,000 shares authorized, none issued or outstanding..............................................
  Common Stock, $0.01 par value, 10,000,000 shares authorized,
  3,115,514 shares issued and outstanding; 5,755,287 shares as
  adjusted(1)(2).....................................................     10,115        25,029
Accumulated deficit(3)...............................................     (9,400)      (11,064)
                                                                         -------     -----------
  Total Stockholders' equity(4)......................................        715        13,965
                                                                         -------     -----------
     Total capitalization............................................    $ 5,305       $13,965
                                                                         =======     =========


---------------


(1) As adjusted includes approximately $21 million of notes payable and related accrued interest to be converted to Common Stock, net of approximately $900,000 of unamortized debt issue costs relating to notes payable to be converted to Common Stock. As adjusted also includes approximately $2.8 million representing the estimated fair value of 443,898 shares issued in September 1996 in connection with the one year extension of the maturity date of certain notes payable.


(2) Does not include (i) 2,000,000 shares of Common Stock issuable upon exercise of the Warrants sold in this Offering and (ii) 200,000 shares of Common Stock and 200,000 Warrants to purchase an additional 200,000 shares of Common Stock issuable upon exercise of the Representative's Warrants.


(3) As adjusted includes approximately $1.7 million of amortization expense relating to the write-off of deferred debt issue costs which represents the estimated fair value of 443,898 shares issued in September 1996 in connection with the one year extension of the maturity date of certain notes payable which are to be repaid with a portion of the proceeds from this Offering, net of the unamortized portion relating to notes payable to be converted to Common Stock as described in (f) above.


(4) Does not include (i) 1,000,000 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option/Stock Issuance Plan (of which 384,692 shares were subject to options outstanding at November 20, 1996),
     (ii) 200,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan, (iii) 19,510 shares of Common Stock reserved for issuance upon exercise of non-qualified stock options, and (iv) 73,162 shares of Common Stock reserved for issuance upon exercise of outstanding warrants. See "Management--Benefit Plans," "Description of Capital Stock--Warrants" and "Shares Eligible for Future Sale."

                                    DILUTION


     The net tangible pro forma book value of the Company at September 30, 1996 was negative ($3,200,000), or negative ($0.85) per share of Common Stock. Net pro forma tangible book value per share of Common Stock represents the amount of the Company's total tangible assets (total assets of $6,979,000, less intangible assets of $5,986,000) less total liabilities of $6,264,000 plus $2,071,000 relating to the conversion of the $2,000,000 Note and related accrued interest divided by the pro forma number of shares (3,755,287) of Common Stock outstanding at September 30, 1996 (which gives effect to the issuance of approximately 627,579 shares immediately following this Offering to existing investors in connection with rights associated with previous borrowings and conversion of the $2,000,000 Note, as more fully described elsewhere in this Prospectus). After giving effect to the sale of the 2,000,000 Shares of Common Stock and 2,000,000 Warrants offered by the Company hereby at an assumed initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), and after deducting underwriter discounts and commissions and estimated Offering expenses payable by the Company, the Company's net tangible book value as of September 30, 1996 would have been $10,543,000 or $1.83 per share of Common Stock. This represents an immediate increase in net tangible book value of $2.68 per share to current stockholders and an immediate dilution of $6.17 or 77% per share to new investors purchasing Common Stock in this Offering. The following table illustrates the per share dilution:



Assumed public offering price per share.......................................               $8.00
  Net pro forma tangible book value per share of Common Stock before this
  Offering....................................................................    $(0.85)
  Increase per share attributable to new investors............................      2.68
                                                                                  ------
Net pro forma tangible book value per share of Common Stock after this
Offering......................................................................                1.83
                                                                                             -----
Dilution per share to new investors...........................................               $6.17
                                                                                             =====


---------------


(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $5.87 or 73% per share.



     The following table summarizes, as of September 30, 1996, the pro forma number of shares of Company Common Stock issued, the total consideration and the average price per share presented for existing stockholders and new investors (before deduction of underwriting discounts and commissions and estimated offering expenses):



                                                       SHARES           TOTAL CONSIDERATION
                                                 ------------------     --------------------   AVERAGE PRICE
                                                  NUMBER    PERCENT       AMOUNT     PERCENT     PER SHARE
                                                 --------   -------     ----------   -------   -------------
Existing Stockholders(2).......................  3,755,287     65%     $ 9,100,000      36%        $2.42
New investors..................................  2,000,000     35%      16,000,000      64%         8.00
                                                 --------     ---      -----------     ---
  Total........................................  5,755,287    100%     $25,100,000     100%
                                                 ========     ===      ===========     ===


---------------

(2) Includes all stockholders receiving shares immediately following the closing of this Offering.


     All of the above computations assume no exercise of outstanding options or warrants to purchase Common Stock. As of November 20, 1996, (i) options to purchase 384,692 shares of Common Stock at a weighted average exercise price of approximately $5.41 per share under the Company's stock option plan, (ii) options to purchase 9,755 and 9,755 shares of Common Stock pursuant to non-qualified options at per share exercise prices of $15.38 and $0.02, respectively, and (iii) warrants to purchase 73,162 shares of Common Stock at a weighted average exercise price of approximately $10.65 per share (assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus)) were outstanding. To the extent these options and warrants become vested and are exercised, there will be further share ownership dilution to new investors. The Company also has an additional 615,308 shares of Common Stock reserved for issuance pursuant to the Company's 1996 Stock Option/Stock Issuance Plan and 200,000 shares reserved for issuance under the Company's 1996 Employee Stock Purchase Plan. Further dilution may result from the exercise of outstanding options or options granted in the future. See "Management--Benefit Plans."

                            SELECTED FINANCIAL DATA


     The selected financial data set forth below with respect to Interact and MMS statements of operations for each of the three years in the period ended December 31, 1995, and balance sheets at December 31, 1994 and 1995 are derived from audited financial statements which are included elsewhere herein and are qualified by reference to such Financial Statements and related Notes thereto. The Interact Statement of Operations Data for the years ended December 31, 1991 and 1992, and Balance Sheet Data at December 31, 1991, 1992 and 1993 have been derived from unaudited financial statements which are not included herein. The unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the 1996 interim periods are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the Pro Forma Condensed Financial Information and Financial Statements and related Notes included elsewhere in this Prospectus.



     Interact was formed in April 1996, and in May 1996 it acquired its assets and technologies in connection with a business combination involving Ixion and MMS. Inasmuch as former Ixion stockholders own the majority of the Interact capital stock after the business combination, Ixion is considered to be the acquiring corporation for purposes of purchase accounting and the predecessor entity to Interact for purposes of financial reporting. The Interact financial statements for periods prior to the business combination are those of what was formerly Ixion.


                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                    PRO FORMA STATEMENTS OF OPERATIONS DATA



     The Company's Unaudited Pro Forma Statements of Operations Data for the year ended December 31, 1995 and for the nine months ended September 30, 1996 include the results of operations of Ixion and MMS for the respective periods presented and give effect to pro forma adjustments as if the contribution of MMS partnership interests to Interact and merger of Ixion with and into Interact and receipt of $2.0 million cash pursuant to a convertible note payable to Baxter had occurred at the beginning of the respective periods. These Pro Forma Condensed Financial Statements are not necessarily indicative of future results of operations of the Company.



                                                                                      NINE MONTHS
                                                                YEAR ENDED               ENDED
                                                             DECEMBER 31, 1995     SEPTEMBER 30, 1996
                                                             -----------------     ------------------
Revenues.................................................         $   266               $     59
                                                             -----------------        ----------
Expenses:
  Research and development...............................           3,548                  2,033
  Selling, general and administrative....................           1,518                  1,871
                                                             -----------------        ----------
                                                                    5,066                  3,904
                                                             -----------------        ----------
Loss before interest.....................................          (4,800)                 3,845
Interest expense.........................................             324                  1,035
                                                             -----------------        ----------
Net loss(1)..............................................         $(5,124)              $ (4,880)
                                                             =============         ==============
Pro forma net loss per share.............................         $ (1.82)              $  (1.62)
                                                             =============         ==============


---------------

(1) In accordance with guidelines established by the SEC, pro forma net loss does not include approximately $2.2 million of expense recorded immediately subsequent to recording the business combination relating to the estimated fair value of intangible assets acquired associated with products in development which have not been determined to have yet attained technological feasibility.

STATEMENT OF OPERATIONS DATA:



                                                                                                     NINE MONTHS
                                                                                                        ENDED
                                                         YEARS ENDED DECEMBER 31,                   SEPTEMBER 30,
                                              -----------------------------------------------    -------------------
                                               1991      1992      1993      1994      1995       1995        1996
                                              ------    ------    ------    ------    -------    -------    --------
Revenues....................................  $  200    $1,413    $1,359    $1,237    $   266    $   266    $     59
                                              ------    ------    ------    ------    -------    -------    --------
Expenses:
  Research and development..................     195       636       951     1,189      1,332      1,044       1,501
  Selling, general and administrative.......      68       184       416       588      1,124        942       1,758
  Write off of intangible assets(1).........      --        --        --        --         --         --       2,251
                                              ------    ------    ------    ------    -------    -------    --------
                                                 263       820     1,367     1,777      2,456      1,986       5,510
                                              ------    ------    ------    ------    -------    -------    --------
Income (loss) from operations...............     (63)      593        (8)     (540)    (2,190)    (1,720)     (5,451)
Interest expense............................      --        --        --         9        132         73       1,017
                                              ------    ------    ------    ------    -------    -------    --------
Net income (loss)...........................  $  (63)   $  593    $   (8)   $ (549)   $(2,322)   $(1,793)   $ (6,468)
                                              ======    ======    ======    ======    =======    =======    ========
Net income (loss) per share.................  $(0.16)   $ 1.62    $(0.01)   $(0.45)   $ (1.67)   $ (1.32)   $  (2.81)
                                              ======    ======    ======    ======    =======    =======    ========


BALANCE SHEET DATA:


                                                                        DECEMBER 31,
                                                          ----------------------------------------    SEPTEMBER 30,
                                                          1991    1992    1993    1994      1995          1996
                                                          ----    ----    ----    -----    -------    -------------
Total assets............................................  $203    $699    $635    $ 489    $   238      $   6,979
Notes payable and accrued interest......................    49      --      --      192      1,014          4,717
Accumulated deficit.....................................  (646)    (53)    (61)    (610)    (2,932)        (9,400)
Total stockholders' equity (deficit)....................   (29)    564     558       36     (1,762)           715


---------------

(1) Represents the write off of intangible assets acquired relating to the estimated fair value of MMS products in development which were capitalized in purchase accounting, and which have not been determined to have yet attained technological feasibility.


                             MEDICAL MEDIA SYSTEMS
                         (a development stage company)

STATEMENT OF OPERATIONS DATA:


                                                                                                              CUMULATIVE
                                                                                                             AMOUNTS FROM
                                                                              THREE MONTHS    FIVE MONTHS       DATE OF
                                                                              ENDED MARCH      ENDED MAY     INCEPTION TO
                                                1993      1994      1995        31, 1995        24, 1996     MAY 24, 1996
                                               -------   -------   -------   --------------   ------------   -------------
Revenues.....................................  $    --   $    --   $    --       $   --          $   --         $    --
                                               -------   -------   -------      -------       ------------   -------------
Expenses:
  Research and development...................    2,346     1,693     1,540          360             434           6,354
  General and administrative.................      170       168       394           56             113             850
                                               -------   -------   -------      -------       ------------   -------------
                                                 2,516     1,861     1,934          416             547           7,204
                                               -------   -------   -------      -------       ------------   -------------
Loss from operations.........................   (2,516)   (1,861)   (1,934)        (416)           (547)         (7,204)
Interest income..............................       13        11        13            4              13              51
                                               -------   -------   -------      -------       ------------   -------------
Net loss.....................................  $(2,503)  $(1,850)  $(1,921)      $ (412)         $ (534)        $(7,153)
                                               =======   =======   =======   ===========      ==========     ==========


BALANCE SHEET DATA:


                                                                                DECEMBER 31,
                                                                         --------------------------     MAY 24,
                                                                          1993      1994      1995        1996
                                                                         ------    ------    ------    ----------
Total assets...........................................................  $1,507    $1,569    $1,059       $683
Note payable...........................................................      --        --       400        550
Partners' equity (deficit)(1)..........................................   1,340     1,440       429       (105)


---------------


(1) Partners' equity includes accumulated deficit of approximately $2.8 million, $4.7 million, $6.6 million and $7.2 million at December 31, 1993, 1994 and 1995 and May 24, 1996, respectively.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with Selected Financial Data and Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

BACKGROUND


     Interact was formed in April 1996, and in May 1996, it acquired its assets and technologies through a business combination involving Ixion and MMS. Inasmuch as former Ixion stockholders own the majority of Interact common stock after the business combination, Ixion is considered to be the acquiring corporation for purposes of purchase accounting and the predecessor entity to Interact for purposes of financial reporting. The Interact financial statements for periods prior to the business combination are those of what was formerly Ixion. Accordingly, for purposes of Management's Discussion and Analysis of Financial Condition and Results of Operations, the period-to-period comparisons of results of operations are those of Ixion, as the predecessor entity to Interact. Operating results comparisons relating to MMS are also presented. Comments with respect to the Company's stage of development and future of product development and liquidity and capital resources pertain to Interact.


     Interact is at an early stage of development. Only one of the Company's products is commercially available, and limited revenues have been generated from product sales. To date the Company's resources have been dedicated to the research and development of products based upon its expertise in digital medical imaging and interactive software programming. The Company does not believe certain of its proposed products will be commercially viable absent significant further development and certain technological advances, and there can be no assurance that development will be completed or advances will be achieved.

     The Company expects to continue to incur substantial losses over at least the next several years as the Company's development, testing, marketing and manufacturing scale-up efforts expand. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce on a timely basis products incorporating its technologies and advanced versions and enhancements to its products, and successfully market and support advanced versions and enhancements. The success of the Company's products and products under development will depend, in large part, on the continued adoption, and the rate of adoption, of MIS procedures by surgeons. There can be no assurance that the Company will complete the development of any product, that products developed will achieve market acceptance, or that the Company will ever produce significant levels of revenue or achieve sustainable profitability.


     The business combination involving Ixion and MMS resulted in approximately $3.7 million of intangible assets, which will reduce future net income (or increase net loss) as such intangible assets are amortized. The Company's intangible assets were recorded in purchase accounting for the MMS acquisition and represent the estimated value of products in development which are considered to have attained technological feasibility, as such term is defined and interpreted in accordance with generally accepted accounting principles, and the estimated value attributable to contracts and agreements. The Company's policy is to evaluate, at each balance sheet date, the appropriateness of the carrying values of the unamortized balances of intangible assets on the basis of estimated future cash flows (undiscounted) and other factors. If such evaluation were to indicate a material impairment of these intangible assets, such impairment would be recognized by a writedown of the applicable asset.


LIQUIDITY AND CAPITAL RESOURCES


     Interact's annual financial statements were audited by the Company's independent certified public accountants, whose report includes an explanatory paragraph stating that the Company has incurred significant operating losses and has stockholders' and working capital deficiencies that raise substantial doubt about its ability to continue as a going concern. See "Financial Statements."



     Prior to the May 1996 business combination and since 1994, Ixion incurred operating losses which were funded primarily by contract revenues during 1994 and early 1995. Since early 1995, the Company's liquidity and capital resources have been primarily dependent upon fund raising activities through private placements of short-term, unsecured promissory notes.



     During 1994, 1995 and prior to the May 1996 business combination, cash flows from financing activities provided approximately $200,000, $900,000 and $900,000, respectively, from the issuance of short-term promissory notes. As a yield adjustment and an incentive to lenders, the Company also agreed to issue shares of its Common Stock. The Company continued to fund its operating losses and cash used by operating activities through the aforementioned bridge financing and through the continued forbearance of its creditors, many of whom are Company stockholders.



     Prior to the May 1996 business combination, MMS's liquidity and capital resources were dependent upon capital contributions and loans from Baxter. During 1993, 1994 and 1995, cash flows from capital contributions and cash advances from Baxter approximated $2.8 million, $2.0 million and $1.3 million, respectively. Cash was utilized to fund operating activities, primarily operating losses, of approximately $2.1 million, $1.4 million and $1.5 million during 1993, 1994 and 1995, respectively, and investing activities, primarily capital expenditures, of approximately $700,000, $300,000 and $100,000 during 1993, 1994 and 1995, respectively.



     In connection with the May 1996 business combination, Interact received $2.0 million cash pursuant to a short-term, convertible promissory note payable to a principal stockholder. Interact continues to be in the process of fund raising, including a Common Stock and Warrant public offering to raise up to approximately an additional $15 million. The Company intends to use a portion of the net proceeds of this Offering to repay approximately $3.3 million of existing indebtedness, representing the outstanding balance on certain promissory notes issued to stockholders. The Company also expects to use the net proceeds for commercialization of products, research and development, clinical testing, capital expenditures, working capital and general corporate purposes. Further, in this regard the Company expects to invest approximately $3.0 million in development costs on products associated with the assets acquired from MMS. Specifically, the Company's existing product, Preview, which is currently being marketed, is expected to have several enhancements, and the Company will attempt to complete development and bring to market DataFusion. In the ordinary course of its business, the Company from time to time evaluates technologies for acquisition or license that, if acquired could be used in the development of products. The Company has no present commitments or agreements and is not currently involved in any negotiations with respect to such acquisitions or licenses. The Company has not identified precisely the amounts it plans to spend on specific development or commercialization projects or the timing of such expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including future revenue growth, the amount of cash generated by the Company's operations, the progress of the Company's development projects, the timing of regulatory approvals, technological advances and the status of competitive products. In addition, expenditures will also depend upon the availability of additional financing and other factors.



     The Company's ability to meet its anticipated future obligations and to continue as a going concern depends upon raising sufficient capital to fund its operations and finance its contemplated business and product development, and achieving profitable operations. The development and commercialization of the Company's products will require substantial funds. The Company expects to continue to incur substantial losses over at least the next several years and its future capital requirements will depend on many factors, including the time and costs involved in obtaining any required regulatory approvals, the cost of manufacturing scale-up and effective commercialization activities and arrangements, continued progress in its development programs and the magnitude of these programs, and the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims. The Company anticipates that its existing available cash, combined with the proceeds of this Offering and interest income from cash investments will be adequate to fund the Company for at least 12 months following this Offering. The Company intends to seek additional funding through public or private financings to fund its operations thereafter. There can be no assurances that additional financing will be available on acceptable terms, or at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or to obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish certain rights to certain of its technologies or products that the Company would not otherwise relinquish.

RESULTS OF OPERATIONS


NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995



     The net loss for the nine months ended September 30, 1996 increased approximately $4.7 million over the comparative prior year period to $6.5 million due significantly to the write off of approximately $2.2 million of intangible assets recorded in purchase accounting for certain products in development and as a result of a decrease in revenues and increases in both operating and interest expenses. As required by generally accepted accounting principles, the estimated value of products in development acquired from MMS which are not deemed to have attained technological feasibility, as defined, were immediately expensed subsequent to recording the business combination. Revenues decreased approximately $210,000 as revenues received during the nine months ended September 30, 1995 represented final payments from Ethicon, Ixion's sole customer, pursuant to research and license agreements and 1996 revenues of $59,000 represent sales of MMS products during the period since its May acquisition. Operating expenses for the nine months ended September 30, 1996 increased approximately $1.3 million or 64%. MMS operating results are included in the Company's results of operations for periods subsequent to May 24, 1996, the date of the business combination. Included in research and development expense is approximately $412,000 of expenses incurred by MMS and $240,000 of amortization relating to intangible assets recorded in the MMS acquisition. Financing, legal and other consulting expenses increased over the comparative prior year period resulting from stepped-up business development and financing activities. Interest expense for the nine months ended September 30, 1996 increased approximately $944,000 due to increased bridge loan borrowings, which were $900,000 at September 30, 1995 and $2.0 million at September 30, 1996, and to a lesser extent due to borrowings from Baxter, which approximated $2.55 million during the period May 24 through September 30, 1996. Interest expense during the nine months ended September 30, 1996 also includes approximately $230,000 of amortization of deferred debt income costs incurred in connection with September's one-year extension. Net cash used by operating activities for the nine months ended September 30, 1996 increased approximately $1.7 million over the comparative prior year period as a result of the increase in net loss offset by increased non-cash charges relating primarily to the write-off and amortization of intangible assets, issuances of common stock for services and original issue discount amortization.


YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993


     The net loss for 1995 increased over 1994 from $549,000 to $2,322,000 as a result of decreased revenues and increased operating and interest expenses. Revenues decreased $971,000 in 1994 to $266,000 in 1995 due to completion of services for Ixion's sole customer. Operating expenses for 1995 increased $679,000 or 38% primarily due to an increase in financing, legal and other consulting expenses of $366,000, most of which relates to the issuance of Common Stock to certain consultants in connection for, among others, marketing, strategic planning, legal and other financial related services, and to a lesser extent due to increased levels of product development, and sales and marketing activities. Interest expense for the year ended December 31, 1995 increased $123,000 over the prior year due to increased bridge loan borrowings, which were $200,000 at December 31, 1994 and $1.1 million at December 31, 1995. Net cash used by operating activities increased to $979,000 in 1995 as compared to $256,000 for 1994 due primarily to the decrease in revenue.



     Revenues of approximately $1.2 million in 1994 decreased $122,000 or 9% as compared to 1993, due to a slightly lower level of contract services provided to Ixion's sole customer. Operating expenses for 1994 increased $410,000, or 30%, primarily due to Ixion incurring more costs related to increased research and development activities and utilizing more outside consultants for business development.


     Deferred income taxes recorded for significant temporary differences between tax and financial reporting basis of assets and liabilities approximate $100,000 and $800,000 at December 31, 1994 and 1995, respectively, and primarily relate to operating loss carryforwards. A valuation allowance has been recorded for the full amount of deferred taxes as realization of such deferred tax asset is not considered to be more likely than not.

                             MEDICAL MEDIA SYSTEMS
                         (a development stage company)


FIVE MONTHS ENDED MAY 24, 1996 AND THREE MONTHS ENDED MARCH 31, 1995



     There were no revenues received during the 1996 or 1995 interim periods. Research and development expenses decreased modestly on a comparable period basis resulting primarily from the Company utilizing consultants to a lesser extent than the prior year.


YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

     There were no revenues received in any of the three years ended December 31, 1995. Operating expenses for 1995 increased approximately $73,000 or 4% over 1994 primarily due to an increase in salaries expense, resulting from the hiring of three new employees during 1995. Consulting and travel fees also increased, due to increased business development activities. Operating expenses decreased in 1994 as compared to 1993 by $655,000 or 26% due to a decrease in research and development expenses resulting from the completion of a project in 1994 that had required a higher level of expense in 1993.

IMPACT OF INFLATION

     The Company believes that the effects of inflation have not had a significant effect on its financial condition or results of operations and anticipates that the level of inflation, if moderate, will not have a significant effect on operations.

EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), which establishes accounting standards for, among other things, the impairment of long-lived assets and certain identifiable intangibles, and Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), which establishes standards for accounting for stock-based compensation. SFAS No. 121 will be effective for financial statements having fiscal years beginning after December 15, 1995, and is not expected to have a significant effect, if any, on the Company's financial condition or results of operations. SFAS No. 123 is not expected to have a significant effect, if any, on the Company's financial condition or results of operations. SFAS No. 123 will be effective for financial statements for fiscal years beginning after December 15, 1995, and required pro forma disclosures will be included in such statements. It is expected that the Company will not adopt the "fair value based method" of accounting for stock options, which is encouraged by SFAS No. 123, but rather will continue to account for such, utilizing the "intrinsic value based method" as is allowed by such statement.

                                    BUSINESS


     Interact develops, markets and manufactures products designed to facilitate the effective use of minimally invasive surgical ("MIS") procedures and enhance clinical performance. The Company's initial product, Preview(TM), was launched in June 1996. Preview provides the clinician with a detailed three-dimensional model of the patient-specific anatomy manufactured by processing computed tomography ("CT") or magnetic resonance ("MR") images on the Company's proprietary software platform at its production facility. The Company delivers its Preview models to the clinician embodied in user-friendly proprietary viewing software that can be run on either a Windows-compatible or Macintosh personal computer. The model and the viewing software augment traditional two-dimensional medical imaging tools and allow the clinician to manipulate information, perform measurements and conduct pre-surgical planning for use primarily in MIS procedures. The Company is also currently field testing a pre-production prototype of GastroSim(TM), an interactive virtual reality ("IVR") simulator for teaching and training clinicians. GastroSim is designed to figuratively place the clinician inside the upper and lower gastrointestinal tracts of a "virtual" patient and allow the clinician to perform a number of simulated MIS procedures using realistic medical instruments and devices. The Company is also currently developing DataFusion, which is designed to aid the clinician during the performance of MIS procedures by overlaying live images of a patient's anatomy on the same three-dimensional model used in Preview, IVR simulators depicting anatomical regions of the body other than the gastrointestinal tract and interactive multimedia products to educate clinicians to perform certain procedures.


     In May 1996, the Company entered into a distribution agreement with Baxter Healthcare Corporation ("Baxter"), a wholly-owned subsidiary of which is a principal stockholder of the Company, pursuant to which Baxter obtained an exclusive right to sell Preview for use in connection with treating aortic and iliac aneurysms (except with regard to sales to parties developing or manufacturing devices specifically designed for endovascular treatment of aortic aneurysms for which Baxter's rights are co-exclusive with the Company's), including abdominal aortic aneurysms ("AAA").

INDUSTRY BACKGROUND

     Open surgery is an invasive procedure that generally requires large incisions and significant tissue manipulation in order to provide the clinician with direct access to the intended surgical site. A significant part of the trauma suffered in connection with open surgery is a result of gaining access to the surgical site and is not caused by the surgical repair itself. For example, the clinician often must make large incisions through layers of muscle and tissue, which may cause muscle or nerve damage, bleeding, scarring and other complications such as infection, temporary or permanent debilitation and pain. As a result, many open surgical procedures require extended operating times, expose the patient to the risks of prolonged general anesthesia and involve lengthy hospitalization and patient recovery times. In addition, because of the severe trauma often associated with open surgical procedures, a significant population of patients, which includes the elderly and physically weak, are not considered good candidates for these surgical procedures.

     In order to reduce the complications associated with open surgical techniques, and driven by advances in both device technology and surgical technique, a number of surgical approaches referred to as MIS procedures have been developed. MIS procedures allow surgeons to access the surgical site through the body's natural openings or by making small incisions to access body cavities. The benefits of MIS procedures, as compared to open surgery, generally include significantly reduced patient trauma (including muscle, nerve and other tissue damage), complications, pain and suffering, convalescence time, procedure time and ultimately lower medical costs.

     The advantages of MIS approaches over open surgical techniques suggest that minimally invasive surgery could revolutionize the manner in which surgery is performed. The Company believes the growth in MIS procedures is being accelerated by today's healthcare environment, in which more cost effective means to deliver services are aggressively being sought. The development and adoption of MIS procedures have already had a significant impact on many surgical fields, including general surgery, cardiology, orthopedics, gynecology, urology and neurosurgery. Notable examples of MIS procedures that have been widely adopted include laparoscopic and arthroscopic procedures.

     Despite the benefits of minimally invasive surgery, only select MIS procedures have attained widespread adoption. In 1995, MIS procedures accounted for approximately 15% of the surgical procedures performed in the United States. The Company believes that its products will help address two of the major impediments to the growth in use of MIS procedures. First, in performing MIS procedures, parts of the physical anatomy that can be visualized and manipulated during traditional surgeries are hidden from the eye and must be handled remotely. In order to enable clinicians to be able to effectively perform many MIS procedures, the Company believes that there exists a need for products which provide clinicians with improved visualization, navigation and support capabilities. Second, MIS procedures require proficiency in novel surgical techniques potentially involving specialized MIS instruments and devices. Due to the increasing number of clinically accepted procedures and the increasing number of devices and techniques that have been developed and are expected to continue to be developed, even highly competent clinicians may not be able to perform all of the various techniques or utilize all of the instruments and devices developed within their area of specialty. The Company believes that a training and teaching system capable of assisting in development of the skills necessary to perform an increasing number of clinically accepted surgical and diagnostic techniques and the use of an increasing number of complex medical instruments and devices would greatly facilitate the adoption of MIS procedures.

THE INTERACT SOLUTION

     The Company is developing products designed to facilitate the effective use of MIS procedures and enhance clinical performance. Preview and the Company's products under development incorporate technical advances in the fields of medical imaging and computer software in order to provide clinicians with information to assist in the more effective and efficient performance of MIS procedures.

     Visualization and Planning. The Company's initial product, Preview, allows the clinician to visualize and plan surgical procedures by interacting with a three-dimensional model of the patient-specific anatomy. MIS procedures strive to apply precise treatment to specific anatomical locations identified in pre-operative imaging. The Company believes that Preview's ability to generate three-dimensional representations and present thousands more pre-operative images than traditional imaging methods provides clinicians with a valuable perspective for use in planning MIS procedures.

     As an outgrowth of Preview, the Company is also developing DataFusion, a product designed to aid the clinician with visualization and navigation during the performance of actual MIS procedures. DataFusion will use proprietary software to track surgical instruments and overlay live images of a patient's anatomy on the same three-dimensional model used in Preview. By helping the clinician to compensate for the inability to directly visualize and manipulate the operative area, the Company believes that Preview (and DataFusion once developed), will improve the results of MIS procedures and enable the application of MIS technology to additional surgical procedures.

     Teaching and Training. The Company is currently field testing a pre-production prototype of GastroSim, an IVR simulator that is designed to create realistic clinical experiences for training clinicians to conduct diagnostic tests and therapy on ulcers, polyps, cancers, bile stone removals, bronchoscopies, endotracheal tube placements and ultrasound echocardial procedures and in using sophisticated MIS instruments and devices. Although the Company's initial market focus for its IVR simulator technology will be on procedures typically performed in the areas of gastroenterology and family practice medicine, the Company plans to apply its core IVR technology to develop simulators designed to replicate MIS procedures utilized by clinicians in a number of clinical specialties, including cardiology, cardiac surgery, interventional radiology, urology, obstetrics/gynecology, neurosurgery and various micro minimally invasive procedures such as functional endoscopic sinus surgery. By allowing the clinician to replicate a multitude of complex surgical, diagnostic and therapeutic procedures without the need for live patients, cadavers or animals, the IVR simulators the Company intends to develop can be anticipated to increase the number of physicians capable of performing advanced MIS procedures, improve the general level of competency of clinicians performing MIS procedures and help safely and expeditiously make MIS procedures more widely available.

     The Company believes that Preview and its products under development, by providing the clinician with information required in order to perform MIS procedures and helping to ensure the competency with which such procedures are performed, will offer significant clinical benefits. These benefits include reduced trauma and limited need for general anesthesia and cost benefits, including lower procedure costs, reduced procedure time and shorter hospital stays, as well as faster recovery times, as compared to open surgery.

COMPANY STRATEGY

     The Company's objective is to capitalize on advances in software and medical imaging to become a leading provider of interactive products to promote the effective use of MIS procedures. The key elements of the Company's strategy are as follows:

     - FOCUS INITIAL PREVIEW MARKETING EFFORTS ON AAA. In the near term the Company has focused its marketing efforts on the application of Preview to planning MIS procedures to treat AAA. After the Company has validated Preview for use in connection with AAA, the Company intends to concentrate significant resources on establishing the use of Preview as a standard for the performance of a number of other MIS procedures.

     - COMMERCIALIZE GASTROSIM AND ESTABLISH IT AS A TEACHING AND TRAINING STANDARD. The Company plans to develop and maintain relationships with leading medical institutions and clinicians in order to help establish GastroSim as a standard for use in teaching and training gastroenterologists and family practitioners to perform various MIS procedures and diagnostic and therapeutic techniques. The Company believes that because GastroSim is designed to be capable of providing unbiased and objective results of the clinician's skills performance, it can also be established as a standard by which medical institutions accredit and credential clinicians to perform certain MIS procedures and diagnostic and therapeutic techniques.


     - EXPAND TO OTHER APPLICATIONS. The Company believes that Preview can be applied in a number of procedures, including procedures for treating kidney stones, tumors in solid abdominal organs, prostate tumors and maxillofacial reconstructions. The Company further believes that in most areas where Preview proves useful as a pre-surgical planning tool, Preview may also prove valuable in conducting post-surgical exams and evaluations. The Company's existing 510(k) clearance applies to its entire Preview technology and not just a specific application for such technology, and as such the Company believes that it is well positioned to model a broad variety of anatomical structures without significant additional United States regulatory pre-market clearance compliance requirements. The Company's IVR simulator technology, although initially applied in the Company's GastroSim product, is also suited to replicate MIS procedures utilized by clinicians in a number of clinical specialties, including, cardiology, cardiac surgery, interventional radiology, urology, obstetrics/gynecology, neurosurgery and various micro minimally invasive procedures such as functional endoscopic sinus surgery. The Company does not believe that its IVR simulators are subject to United States Food and Drug Administration ("FDA") regulation.



     - MINIMIZE UPFRONT INVESTMENT COSTS TO CUSTOMERS. The Company seeks to minimize upfront investment costs for its customers. Preview, unlike other three-dimensional imaging products, does not require the purchase of any equipment, other than imaging equipment typically available to clinicians and either a Windows-compatible or Macintosh personal computer. Furthermore, as the entertainment industry continues to drive down the cost of computer graphic modeling and improvements are made in computer video processing, the Company will be able to incorporate new lower-cost hardware into its products under development. The Company anticipates establishing equipment leasing programs to lower the upfront costs required to purchase certain of its products under development.

PRODUCTS

     The Company is developing products designed to be utilized by clinicians from the operating room to the medical school classroom. The Company's initial product and products under development are as follows:

PREVIEW


     Preview allows the clinician to visualize and plan surgical procedures by using a three-dimensional model of the patient-specific anatomy. Each Preview model provides thousands of pre-operative images and a detailed three-dimensional model of the patient-specific anatomy. The Company delivers its Preview models to clinicians embodied in user-friendly proprietary viewing software that can be run on either a Windows-compatible or Macintosh personal computer and allows the clinician, without significant computer expertise, to directly manipulate information, perform measurements and conduct pre-surgical planning for use in MIS procedures. MIS procedures strive to apply precise treatment to specific anatomical locations identified in pre-operative imaging. The Company believes that Preview's ability to generate three-dimensional representations and present thousands more pre-operative images than traditional imaging methods provides clinicians with a valuable perspective for use in planning MIS procedures. The Company believes that in most areas where Preview proves useful as a pre-surgical planning tool, Preview may also prove valuable in conducting post-surgical exams and evaluations.


     Preview augments traditional two-dimensional medical imaging. In order to obtain a three-dimensional patient-specific model, a clinician can order a conventional CT or MR scan and send the images to the Company's production facility for processing. Depending on the customer's preference, images can be transferred to the Company through the Internet, through a private data network, or via magnetic tape and overnight shipping. At the Company's FDA registered production facility, trained production engineers create patient specific computer models using the Company's proprietary software and advanced graphics workstations. The resulting models are recorded on CD-ROM and returned to the clinician embodied in the Company's proprietary viewing software.

     Preview allows a clinician to address clinical planning needs without making the sizeable investment in hardware, software and training that would be required if a clinician were required to conduct the modeling him or herself. Each Preview model the clinician orders currently costs between $900 and $1,500. On an ongoing basis, Preview allows customers to outsource their three-dimensional modeling needs and avoid service, maintenance and additional staffing costs.

     It is the Company's belief that Preview will eventually supersede the use of the angiogram in a significant number of cases. Although the angiogram continues to be a useful imaging procedure, some of the potential advantages of Preview over the angiogram are as follows:

     - Reduced trauma and overall risk--Preview models can be generated without making a surgical incision and do not require anesthesia.

     - Three-dimensional images--Preview provides the clinician with the ability to view both two and three-dimensional images.

     - Improved tissue differentiation--The Company believes Preview provides clearer images of tissue than the angiogram.

     - Reduced cost--A Preview model currently costs between $900-$1500, significantly less than an angiogram.

     Initial Application. The Company has focused its initial marketing efforts on the application of Preview to planning surgical procedures to treat AAA. Disruptions of blood flow to the aorta can lead to major cardiovascular complications and death. AAAs result from a weakening in the aortic wall which causes a bulge or aneurysm to form. Because of the blood pressure in the aorta, AAAs are particularly susceptible to rupture, usually resulting in death. The National Center for Health Care Statistics estimates that approximately 1.5 million people in the United States have AAA, with approximately 190,000 new patients diagnosed with AAA each year and approximately 45,000 AAAs repaired each year. The cost of treating aortic and iliac aneurysms in the United States alone is estimated to be greater than $2.0 billion per year.

     Until recently, the only means of repair for AAA was open surgery. Open surgery is invasive, requires substantial incisions and long recovery times, and can lead to complications such as blood loss and infection. For example, the conventional treatment for AAA involves the opening and division of the diaphragm, retraction of the intestines, opening of the retroperitoneum, and clamping of the aorta above and below the aneurysm in preparation for vascular graft insertion. This procedure typically lasts two to four hours and is performed under general anesthesia. As a result of its invasiveness, open surgical AAA repair has high mortality and complication rates and is often deemed too dangerous to perform on the elderly and the weak.

     Preview has been used by leading surgeons in a number of countries for planning both minimally invasive and open repair of AAA. The Company believes that due to the drawbacks of open surgical procedures, the recommended course of treatment for AAA will ultimately be an MIS procedure. EndoVascular Technologies, Inc. has developed and is conducting clinical trials of an MIS procedure for AAA and Baxter, Boston Scientific, Medtronic Inc. and Pfizer are all believed to be in the process of developing MIS procedures and instruments to treat AAA. The Company believes that Preview will play a particularly key role in these MIS procedures because the importance of pre-surgical planning is heightened by the clinician's need to size a vascular graft to use in the procedure without first being able to observe the aneurysm.

     Other Applications. Preview has been tested clinically on many parts of the human anatomy, including the peripheral vascular system, the kidney, the liver, the head, the neck and the breast, and in a variety of MIS procedures. The Company believes that Preview can be applied in a number of procedures, including procedures for treating kidney stones, tumors in solid abdominal organs, prostate tumors and maxillofacial reconstructions. Although the Company currently does not market Preview for use other than in connection with AAA, the Company recently received an order to prepare a number of kidney models. The Company's existing 510(k) clearance covers its Preview technology, not just a specific application for such technology, and, as such, the Company believes that it is well positioned to model a broad variety of anatomical structures without significant additional United States regulatory pre-market clearance compliance requirements. The Company further believes that the ability to adopt Preview to modeling different parts of the human anatomy is limited only by ability of CT or MR scans to capture quality images of these areas.

IVR SIMULATORS

     The Company is developing IVR simulators that consist of a platform which is a computer system that is capable of being configured to control various pavilions, each consisting of a specific robotic mannequin depicting one of various anatomical regions of the body in which simulated diagnostic and therapeutic procedures are performed. These procedures are simulated through the use of proprietary software that monitors and actuates the pavilion and displays video images on the platform computer monitor.

     The Company's initial IVR simulator, GastroSim (which is currently in the pre-production prototype stage), consists of a pavilion depicting two anatomical regions, the upper gastrointestinal ("UGI") and lower gastrointestinal ("LGI") tracts. GastroSim incorporates procedures designed for (i) training medical personnel to conduct diagnostic tests and perform therapies on ulcers, polyps, cancers, bile stone removals and other UGI procedures, such as bronchoscopy, endotracheal tube placement and ultrasound echocardial procedures, (ii) teaching clinicians to manipulate sophisticated MIS medical devices and instruments and
(iii) evaluating the clinicians' ability to accomplish these diagnostic and therapeutic maneuvers. GastroSim is currently deployed in beta test at Swedish Medical Center in Seattle, Washington and the Company is in negotiations to establish additional beta test sites.

     GastroSim displays realistic images of the UGI and LGI tracts of a "virtual" patient on the platform computer monitor. While looking inside the "virtual" patient, the clinician can perform a variety of diagnostic and therapeutic procedures by inserting a flexible endoscope into the pavilion and maneuvering the endoscope through the UGI and LGI tracts. While performing procedures on the "virtual" patient, GastroSim replicates the feel and sound of performing an actual procedure. GastroSim records digital data on the clinician's performance that can be used to generate an unbiased and objective evaluation of the clinician's therapeutic skills. Various characteristics of the clinician's performance can be measured by GastroSim, such as "lapse time" to perform a procedure or technique, the force used to perform such tasks and psychomotor proficiency involved in utilizing or manipulating MIS instruments or devices.

     The Company believes that GastroSim, once commercially deployed, will be a more cost-effective means of training clinicians than performing procedures on animals and cadavers, and will reduce the time spent by trained physicians in supervising procedures. The Company also believes that by providing the clinician with the opportunity to practice an unlimited number of realistic procedures without the need for a live patient, GastroSim will allow the clinician to shorten the time needed to obtain a level of proficiency required to perform a variety of new diagnostic methods and therapies, and to use new medical instruments and devices. The Company further believes that with its ability to provide in-depth evaluation of the clinician's performance, GastroSim has the potential to become a standard for accrediting, credentialing and privileging clinicians.


     The initial procedure planned by the Company for GastroSim will allow the simulator to replicate a sigmoidoscopy, the second most commonly performed endoscopic procedure in the United States, with approximately 1.6 million such procedures conducted in 1995 in the United States alone. The Company estimates that there are over 100,000 clinicians, including gastroenterologists, family practitioners, general practitioners, physicians assistants, nurses and technicians who could benefit from using GastroSim to help master this procedure. The Company further envisions the opportunity to model numerous additional procedures for use with GastroSim. These procedures have the potential to generate new sales from initial customers and will create a more expansive product for potential additional customers. In order to capitalize on this opportunity, the Company is currently developing a procedure to replicate a colonoscopy, the third most commonly performed endoscopic procedure in the United States, with approximately 1.4 million procedures conducted in 1995 in the United States alone.


     While GastroSim is focused on procedures typically performed by gastroenterologists and family practitioners, the Company is evaluating market data, and is currently planning to develop pavilions and procedures which replicate MIS procedures utilized by clinicians in a number of clinical specialties, including cardiology, cardiac surgery, interventional radiology, urology, obstetrics/gynecology, neurosurgery and various micro MIS procedures such as functional endoscopic sinus surgery. The Company does not believe that its IVR simulators will be subject to FDA regulation.

ADDITIONAL PRODUCTS UNDER DEVELOPMENT

  DATAFUSION


     As an outgrowth of Preview, the Company is developing DataFusion, a product designed to aid the clinician with visualization and navigation during the performance of MIS procedures. DataFusion will use proprietary software to track surgical instruments and overlay live images of a patient's anatomy on the same three-dimensional model used in Preview. DataFusion is being developed to address clinical problems that hinder the wider application of MIS procedures in the operating room. These clinical problems result from the limited exposure and visualization of anatomy possible using endoscopes and other MIS instruments and devices.


     MIS procedures strive to apply precise treatment to specific anatomical locations identified in pre-operative imaging. Unfortunately, while MIS procedures present a great need for precision, due to the very nature of these procedures, only a small portion of the anatomy may be visible at any time. DataFusion is being developed to provide an exact road map of the patient's anatomy in the form of a three-dimensional model with the location of the surgical instruments visually superimposed. DataFusion, through computer tracking of surgical instruments, is designed to provide the clinician with precise targeting to specific locations defined with respect to the three-dimensional model.

     DataFusion is designed to be integrated with the traditional real-time imaging modalities (endoscopes, ultrasound, fluoroscopy, etc.) through digital video processing and tracker interfaces. The Company anticipates that DataFusion will use off-the-shelf computer hardware with some custom attachments to adapt conventional surgical instrumentation for computer tracking, and that DataFusion will be packaged on an operating room-compatible cart.

     DataFusion is in the prototype stage and has been used in an initial series of animal trials to demonstrate accuracy and hardware compatibility with the operating room environment. It is anticipated that regulatory clearance for the DataFusion product will require extensive clinical trials to establish clinical efficacy, and that FDA premarket approval ("PMA") will be required.


  INTERACTIVE MULTIMEDIA PRODUCTS



     In order to address the clinicians' need for improved information and exposure to MIS techniques and diagnostic images from a wide range of disease states, the Company is developing a series of educational multimedia products which may be distributed via CD-ROM or over the Internet. These products are being designed to integrate aspects of the Company's simulation technology to create interactive illustrations of the best-demonstrated clinical practice. The Company intends to include sophisticated simulation modules in its multimedia products that are designed to allow the clinician to become involved in performing the procedure depicted in the product. Using standard computer input devices, the Company currently anticipates developing multimedia products that allow the clinician to manipulate MIS instruments and devices and observe the response of the simulated tissue on the computer monitor. The Company believes that, once they are developed, it will be able to use its multimedia products as another channel to gain revenue from the extensive database of clinical images collected in the development of IVR simulators. The Company further believes that the multimedia products that it plans to develop will appeal to both medical students and practicing clinicians as part of their personal libraries.


MARKETING, SALES, AND DISTRIBUTION

     The Company has limited experience in sales, marketing and distribution. To market any of its products directly, the Company must develop a marketing and sales force with technical expertise and with supporting distribution capability. Alternatively, the Company may obtain the assistance of another company with a large distribution system and a large sales force. There can be no assurance that the Company will be able to establish sales and distribution capabilities or enter into profitable arrangements with third parties with respect to distribution of its products. To the extent the Company enters into co-promotion or other licensing arrangements, any revenues received by the Company will be dependent on the efforts of third parties and there can be no assurance that third party efforts will be successful. The Company is dependent on its relationship with Baxter for a variety of reasons, and the termination of this relationship could have a material adverse effect on the Company. Pursuant to a distribution agreement between Baxter and the Company, Baxter has an exclusive right to sell Preview for use in connection with treating aortic and iliac aneurysms (except with regard to parties developing or manufacturing devices specifically designed for endovascular treatment of aortic aneurysms for which Baxter's rights are co-exclusive with the Company's), including AAA. Sales of Preview for use in treating aortic and iliac aneurysms and the Company's financial results will depend in significant part on the extent to which Baxter commits adequate resources to its product launch and to the subsequent marketing of Preview. Baxter develops, manufactures and markets a wide variety of medical devices, some of which may compete indirectly with Preview. There can be no assurance that Baxter will commit significant resources to market Preview for use in treating aortic and iliac aneurysms or that its marketing activities will be effective. See "--Baxter Distribution Agreement."

     The Company currently markets Preview for use in connection with AAA through Baxter and through the Company's direct sales force. Sales of Preview for other applications and sales of the Company's IVR simulators will be made either through the Company's direct sales force, through distributors, by means of collaborative arrangements, or by a combination of these methods.

     In connection with the Company's initial marketing efforts, the Company has established a Medical Advisory Board comprised of vascular surgeons, gastroenterologists, family practitioners and other prominent surgeons. The Company also plans to sponsor training programs designed to increase clinician familiarity with the advantages of and applications for the Company's products.

BAXTER DISTRIBUTION AGREEMENT

     In May 1996, the Company entered into a distribution agreement with Baxter, a wholly-owned subsidiary of which is a principal stockholder of the Company, pursuant to which Baxter has obtained an exclusive right to sell Preview for use in connection with treating aortic and iliac aneurysms (except with regard to parties developing or manufacturing devices specifically designed for endovascular treatment of aortic aneurysms for which Baxter's rights are co-exclusive with the Company's), including AAA. The Company has retained all other rights, except as otherwise set forth below, with respect to the marketing, sales and distribution of models generated using its Preview technology. Under the distribution agreement, Baxter is entitled to receive between 23% and 30% of all revenue generated from its Preview sales. Baxter is currently developing products for the less invasive treatment of aneurysms and has publicly announced plans to include Preview in its product line.

     Under the terms of the distribution agreement, Baxter has a right of first offer to negotiate distribution agreements for any future products the Company develops in the fields of peripheral vascular surgery and/or endovascular grafting. Baxter also has the right to cause the Company to develop, at Baxter's sole expense, a custom product based on the Company's Preview technology for use in treating aortic aneurysms which would be marketed, distributed and sold exclusively by Baxter. The term of the distribution agreement is five years, and will be automatically extended for an additional five years unless Baxter provides written notice of termination. The parties can each terminate the distribution agreement under certain circumstances, including the material breach by the other party. In addition, the Company can terminate the distribution agreement if Baxter fails to achieve certain minimum sales figures. See "Certain Transactions."

     Baxter has agreed not to sell any products that are directly competitive with the products distributed on behalf of the Company pursuant to the distribution agreement. Baxter has also agreed to advertise and promote Preview for use in connection with treating aortic and iliac aneurysms.

     The Company believes that its distribution arrangement with Baxter will enable it to establish a presence for Preview in the market more quickly and on a more cost-effective basis than it could achieve by approaching the market solely with its own sales and marketing network.

     Pursuant to a manufacturing license agreement entered into between Baxter and the Company in May 1996, during the term of the distribution agreement between the parties, Baxter is entitled to obtain the right to produce or cause third parties to produce its requirements of Preview models for use in connection with treating aortic and iliac aneurysms in the event that the Company is unable to supply its requirements in a timely manner. Baxter's right to produce Preview models or have them produced will expire, in any instance where Baxter has asserted its rights to produce Preview models, three months after the Company notifies Baxter in writing that it can again meet its requirements. If the Company were to surrender any rights with respect to producing Preview models to Baxter, it could have a material adverse effect on the Company's business, results of operations and financial condition.

MEDICAL ADVISORY BOARD

     The Company has established a Medical Advisory Board composed of clinicians with extensive expertise in the fields related to the Company's products. The members are available to review product plans, identify clinical applications, and consult as needed with the Company's staff. The members of the Medical Advisory Board are consultants to the Company and have substantial constraints on the amount of time they can devote to Company matters. The members of the Medical Advisory Board are as follows:

              NAME                                      OCCUPATION/TITLE
---------------------------------  ----------------------------------------------------------
Mark Fillinger, M.D.               Assistant Professor of Vascular
                                   Surgery--Dartmouth-Hitchcock Medical Center, Lebanon, NH.
Richard Kozarek, M.D.              Chief of Gastroenterology--Virginia Mason Hospital,
                                   Seattle, WA


Benjamin Krevsky, M.D.             Associate Chairman, Gastroenterology -- Temple University,
                                   Philadelphia, PA
Simon K. Lo, M.D.                  Director of Endoscopy--University of California, Los
                                   Angeles-Harbor Medical Center
Mark D. Noar, M.D.                 Director--Endoscopic Microsurgery Associates, Baltimore,
                                   MD
J. Patrick O'Leary, M.D.           Head, Department of Surgery--Louisiana State University,
                                   Baton Rouge, LA

              NAME                                      OCCUPATION/TITLE
---------------------------------  ----------------------------------------------------------
John Payne, M.D.                   Head, Department of Surgery--Kaiser, Honolulu, HI
Wm. MacMillan Rodney, M.D.         Chairman, Department of Family Medicine--University of
                                   Tennessee, Knoxville, TN
Joseph Rosen, M.D.                 Associate Professor of Surgery, Division of Plastic and
                                   Reconstructive Surgery--Dartmouth-Hitchcock Medical
                                   Center, Lebanon, NH
Michael Tuggy, M.D.                Faculty and Procedural Trainer, Department of Family
                                   Medicine-- Swedish Medical Center, Seattle, WA

     Additional medical advisors and consultants have been made available to the Company though its distribution agreement with Baxter. The following individuals are ongoing consultants to Baxter's Vascular Systems Division who have been involved in advising the Company with respect to Preview:

              NAME                                      OCCUPATION/TITLE
---------------------------------  ----------------------------------------------------------
Hugh Beebe, M.D.                   Director--Jobst Vascular Center, Toledo, Ohio
Thomas J. Fogarty, M.D.            Professor of Surgery--Stanford Medical Center, Stanford,
                                   CA
John Martin, M.D.                  Horizon Vascular Institute, Montgomery General Hospital,
                                   Montgomery, AL
Geoff White, M.D.                  Chief of Vascular Surgery--Royal Prince Albert Hospital,
                                   Sydney, Australia
Weiyun Yu, M.D.                    Assistant Chief of Vascular Surgery--Royal Prince Albert
                                   Hospital, Sydney, Australia

MANUFACTURING

     Preview is software-based and DataFusion and the Company's IVR simulators will include both software and hardware. Relatively few of the hardware components contained in DataFusion and the Company's IVR simulators are expected to be unique to such products. The Company's manufacturing experience to date has been limited to the processing of a limited number of Preview models and the assembly of a limited number of pre-production units of GastroSim. In order to achieve significant revenue, the Company will have to produce or arrange for third parties to produce its products on a commercial scale. There can be no assurance that the Company will be able to produce or cause third parties to produce its products in commercial-scale quantities at commercially viable costs. The Company may encounter unexpected delays or costs in scaling-up manufacturing operations or in hiring and training additional personnel to produce its products. The failure to scale-up manufacturing successfully in a timely or cost-effective manner, future production problems or interruptions in supply could have a material adverse effect on the Company's business, results of operations and financial condition.


     The Company's manufacturing process for its Preview models consists of various steps, including generating images from CT or MR scans using the Company's proprietary software, using expert modelers to identify anatomical structures within the images, converting anatomical structures and images into three-dimensional computer-models using the Company's proprietary software and recording models on a CD-ROM, and is performed at the Company's FDA-registered facility in West Lebanon, New Hampshire, an approximately 2,000 square foot leased facility. All steps in manufacturing the Company's Preview models are performed by the Company.



     The Company believes its FDA-registered manufacturing facility is sufficient to meet its production requirements for the next twelve months. The Company is negotiating with its landlord to increase the production capacity of its current facility to meet the Company's production requirements for the next several years. To date, the Company is capable of producing over one hundred Preview models per month and expects that it will be able to produce up to three hundred Preview models per month in its current facility. Although the Company believes that it will be able to hire and train additional modelers and develop additional manufacturing capacity, to the extent that demand exceeds three hundred Preview models per month, there can be no assurance that the Company will be able to do so.


     The Company anticipates that certain key components of GastroSim and DataFusion will be obtained from single or limited sources, will be available only in limited quantities and will require substantial production lead times. The Company's reliance on outside vendors generally, and a single qualified source or a limited group of suppliers, in particular, involves several risks, including a potential inability to obtain an adequate supply of required components and reduced control over quality, pricing and timing of delivery of components.

     The Company will be required to adhere to applicable regulatory requirements, including FDA-mandated current Good Manufacturing Practices ("GMPs") regulations in the processing of Preview models and the eventual manufacture of DataFusion. Any failure to meet such requirements could delay or prohibit the manufacturing of the Company's products, which, could have a material adverse effect on the Company's business, results of operations and financial condition.

     Pursuant to an agreement between Baxter and the Company, Baxter is entitled to obtain the right to produce, or have third parties produce, its requirements of Preview models in the event the Company is unable to supply its requirements in a timely manner. See "--Baxter Distribution Agreement."

PRODUCT DEVELOPMENT


     Ixion spent approximately $951,000, $1,189,000 and $1,332,000 on research and development in 1993, 1994 and 1995, respectively. MMS spent approximately $2,346,000, $1,693,000 and $1,540,000 on research and development in 1993, 1994 and 1995, respectively. The Company expects that it will continue to spend substantial amounts on the development of products, and there can be no assurance that any new products will be successfully developed or commercialized. As of November 20, 1996, the Company had 11 persons engaged in development activities.


COMPETITION

     Competition in the markets in which Preview and the Company's products under development will compete is expected to be intense. A number of companies currently compete or intend to compete directly and indirectly with the Company's existing products and products under development. Many of the Company's competitors and potential competitors have substantially greater name recognition and capital resources than the Company and also have greater resources and expertise in the areas of research and development.

     The markets in which Preview and the Company's products under development will compete are characterized by rapid technological innovation. There can be no assurance that the Company's competitors and potential competitors will not succeed in developing and marketing technologies and products that are more effective or more cost effective than those developed and marketed by the Company or that would render the Company's technology and products obsolete or noncompetitive. The applications for which Preview and the Company's products under development are designed can also be addressed by other products, methods or techniques, many of which are widely accepted in the medical community. There can be no assurance that Preview or the Company's products under development will be able to replace such established products, methods or techniques. Additionally, new products could be developed that replace or reduce the importance of the Company's products.

     Preview. The Company believes that Preview competes with three-dimensional imaging applications developed for traditional radiology workstations and general purpose software visualization systems. Existing radiology workstations with three-dimensional modeling capabilities include the Allegro Workstation from ISG Technologies, Inc., Analyze software from the Mayo Clinic and CN Software Inc., Advantage Windows from General Electric, EasyVision from Phillips, Magic View from Siemens, and OmniPro from Algotec/Elscint. Other companies believed to be developing products in this area include Picker, VoxL, Cemax-Ikon and Toshiba. Suppliers of visualization software systems include AVS, Inc., Iris Explorer, NAG, Inc., Data Explorer, KB Vision, Amerinex, Artificial Intelligence, Inc., Interactive Data Language, Inc., VoxelView and Vital Images, Inc. The Company believes that the primary competitive factors in the market for three-dimensional imaging include efficacy, ease of use, quality, reliability and cost effectiveness. In addition, the length of time required for products to be developed and to receive regulatory approval is an important competitive factor. The Company believes that it competes favorably with respect to these factors, although there can be no assurance that it will continue to do so.


     IVR Simulators. The Company anticipates that its IVR simulators will compete directly against other medical procedure simulators and, to a lesser extent, against print textbooks, interactive software, and other methods of training for conducting surgical procedures, including performing procedures on animals and cadavers. The Company believes that the primary competitive factors in the market in which its IVR simulators, when completed, are expected to compete will be cost and the ability of simulators to provide a realistic environment in which to practice procedures. The Company believes that the numerous years of research and development that it has performed in the area of simulation will allow it to compete favorably with respect to these factors, although there can be no assurance that it will continue to do so. The Company expects that the number of competing IVR simulators will increase as the potential benefits of medical procedure simulators become more widely recognized. The Company is aware that each of Boston Dynamics, Cine Med and High Techsplanations, as well as a number of universities and research institutions, are attempting to develop technologies and products that would directly compete with the Company's IVR simulators.



     Interactive Multimedia Products. The interactive software publishing industry is intensely competitive. The Company's sales of the multimedia products that it develops, if any, may be adversely affected by the increasing number of competitive products. The Company's titles are expected, when completed, to compete directly with educational software products on various medical topics and, to a lesser extent, with traditional print textbooks on various medical topics. There are a large number of competitors in this market, including Engineering Animation, Inc., A.D.A.M. Software, Inc. and IVI Publishing, Inc. Moreover, as the market for interactive software continues to develop, the Company expects that it will be faced with many new competitors.


GOVERNMENT REGULATION

     Preview is and DataFusion, when developed, will be subject to government regulation in the United States and other countries. In the United States, the Federal Food, Drug, and Cosmetic Act, as amended ("FDC Act"), and other statutes and regulations govern the testing, manufacture, labeling, storage, record keeping, distribution, sale, marketing, advertising and promotion of such medical devices. Failure to comply with applicable requirements could result in fines, recall or seizure of products, total or partial suspension of production, withdrawal of existing product approvals or clearances, refusal to approve or clear new applications or notices and criminal prosecution.

     Prior to commercial distribution in the United States, most medical devices must be cleared or approved by the FDA. The regulatory process is lengthy (potentially taking up to several years), expensive and uncertain. Under the FDC Act, medical devices are classified into one of three classes on the basis of the controls necessary to reasonably ensure their safety and effectiveness. Class I devices are those whose safety and effectiveness can reasonably be ensured through general controls, such as labeling, premarket notification and adherence to FDA-mandated current GMPs. Class II devices are those whose safety and effectiveness can reasonably be ensured through the use of "special controls," such as performance standards, post-market surveillance, patient registries and FDA guidelines. Class III devices are devices that must receive PMA from the FDA to ensure their safety and effectiveness. They are generally life-sustaining, life-supporting, or implantable devices, and also include most devices that were not on the market before May 18, 1976 ("new devices") and for which the FDA has not made a finding of substantial equivalence based upon a 510(k).

     Before a new device can be introduced into the market, the manufacturer generally must obtain FDA clearance of a 510(k) or approval of a PMA application. Following submission of a 510(k) or PMA application, the manufacturer may not market the new device until an order is issued by the FDA granting clearance or approval. While the Company has obtained FDA clearance pursuant to a 510(k) to distribute Preview models of many anatomical regions, even after FDA clearance the Company's application for clearance is subject to continual review, and the later discovery of previously unknown problems may result in restrictions on Preview's marketing or withdrawal of the product from market. Withdrawal of the Company's 510(k) clearance with respect to Preview could have a material adverse effect on the Company's business, results of operations and financial condition.

     Modification or enhancement of a product that has been cleared through the 510(k) process requires clearance of a new 510(k) if the modification or enhancement could significantly affect the safety or effectiveness of the original device. Since 510(k) clearance was obtained for Preview, the Company has made, and anticipates the need to make additional improvements in the device and its labeling. The Company has not sought 510(k) clearance for any of these improvements in the device and its labeling, and currently, on the basis of the Company's conclusion that none of the improvements or labeling changes could significantly affect the safety or effectiveness of the original product, does not intend to seek such clearance. Under the FDA's regulatory scheme, the decision whether to seek 510(k) clearance for a modified device is left first to the manufacturer. There can be no assurance, however, that the FDA would agree with the Company's conclusion, that the FDA would not require the Company to cease marketing and obtain 510(k) clearance for Preview (as improved), or that such clearance, if required, would be obtained.

     The Company believes that it will be necessary to file a PMA application with respect to DataFusion. The PMA process is significantly more complex, expensive and time consuming than the 510(k) process. The PMA process requires the performance of at least two independent, statistically significant clinical trials that must demonstrate the safety and effectiveness of the device in order to obtain FDA approval of the PMA application. The PMA process typically requires several years, and may never result in approval.

     The Company does not believe that its IVR simulators would be subject to FDA review or approval or any other governmental reviews. However, in the event the FDA or any foreign regulatory body determined to regulate such products, no assurance can be given that compliance with such regulatory process will be achieved or that necessary clearances will be obtained in a timely manner, if at all.

     The FDC Act requires that medical devices be manufactured in accordance with current GMPs. These regulations require, among other things that (i) the manufacturing process be regulated and controlled by the use of written procedures and (ii) the ability to produce devices which meet the manufacturer's specifications be validated by extensive and detailed testing of every aspect of the process. They also require investigation of any deficiencies in the manufacturing process or in the products produced and detailed record keeping. Manufacturing facilities are therefore subject to FDA inspection on a periodic basis to monitor compliance with current GMPs. If violations of the applicable regulations are noted during FDA inspections of the Company's manufacturing facilities or the manufacturing facilities of its contract manufacturers, if any, there could be a material adverse effect on the continued marketing of the Company's products.

     The FDA regulates computer software that performs the function of a regulated device or that is intimately associated with a given device, such as control software for imaging or other diagnostic devices. The FDA is in the process of re-evaluating its regulation of such software, and if the FDA undertakes increased or more rigorous regulation of such software (which the Company cannot predict), Preview and DataFusion may become subject to further regulatory processes and clearance requirements. No assurance can be given that compliance with more extensive regulatory processes will be achieved or that the necessary clearances for such products will be obtained by the Company on a timely basis, if at all. The Company may, as a result, be required to expend additional time, resources and effort in the areas of software design, production and quality control to ensure full technical compliance.

     Laws and regulations regarding the manufacture, sale and use of medical devices are subject to change and depend heavily on administrative interpretations. There can be no assurance that future changes in the regulations or interpretations made by the FDA or other regulatory bodies, with possible retroactive effect, will not adversely affect the Company.

     The Company plans to sell its products in several foreign markets. Requirements pertaining to such products vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. The Company believes the extent and complexity of regulation of medical devices is increasing worldwide. The Company anticipates this trend will continue and that the cost and time required to obtain approval to market in any given country will greatly increase, with no assurance that such approval will be obtained. The ability to export into other countries may require compliance with ISO 9000 and CE Mark certifications, which are analogous to and in some instances more rigorous than compliance with the FDA's GMPs. The Company has not obtained any regulatory approvals to market any of its products outside of the United States, no regulatory clearances or certifications have yet been applied for in any country other than the United States and there is no assurance that any such clearance or certification, if applied for, would be issued.

     The Company, its existing product and future products, if any, may be subject to a variety of laws and regulations in those states and countries where such products are or will be marketed. These restrictions may hinder the Company's ability to market such products in those states or countries.

PATENTS AND PROPRIETARY RIGHTS


     The Company's success is dependent, in part, upon its extensive proprietary technology. The Company relies on a combination of patent, trade secret, copyright and trademark protection and nondisclosure agreements to protect its proprietary rights. As of November 20, 1996, the Company had approximately three issued United States patents, one issued European patent, eight pending United States patent applications, four pending foreign patent applications and seven international (Patent Cooperation Treaty) patent applications relating to its interactive virtual reality and surgical planning technologies. The Company intends to file additional patent applications in the future. There can be no assurance that the Company will be issued any patents or that if any patents are issued they will provide the Company with significant protection or will not be challenged. Even if issued patents are enforceable, the Company anticipates that any attempt to enforce its patents would be time consuming and costly. Moreover, the laws of some foreign countries do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States.


     The Company's patent positions are uncertain and involve complex legal and factual issues. Additionally, the coverage originally claimed in a patent application can be significantly reduced before the patent application is allowed and a patent is created. As a consequence, there can be no assurance that any of the Company's patent applications will result in the issuance of patents or, if any patents issue, that they will provide significant proprietary protection or will not be circumvented or invalidated. Because patent applications in the United States are maintained in secrecy until patents issue and publication of discoveries in scientific or patent literature often lag behind actual discoveries, the Company cannot be certain that it was the first inventor of inventions covered by its pending patent applications or that it was the first to file patent applications for such inventions. Moreover, the Company may have to participate in interference proceedings declared by the United States Patent and Trademark Office ("PTO") to determine priority of invention which could result in substantial cost to the Company, even if the eventual outcome is favorable to the Company. There can be no assurance that the Company's patents if issued would be held valid by a court of competent jurisdiction. An adverse outcome could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from or to third parties or require the Company to cease using the technology in dispute.

     The Company has not been advised nor is it aware of any infringement of the proprietary rights of others by the Company's existing product. With respect to the Company's products under development, the Company has not been advised nor is it aware of any proprietary rights of others which would prevent the Company from completing and commercializing such products. There can be no assurance that third parties will not assert infringement claims against the Company in the future or that any such assertions will not result in costly litigation or require the Company to obtain a license to intellectual property rights of such parties. There can be no assurance that any such licenses would be available on terms acceptable to the Company, if at all. Furthermore, parties making such claims may be able to obtain injunctive or other equitable relief that could effectively block the Company's ability to further develop or commercialize its products in the United States and abroad and could result in the award of substantial damages. Defense of any lawsuit or failure to obtain any such license could have a material adverse effect on the Company. Finally, litigation, regardless of outcome, could result in substantial cost to and a diversion of efforts by the Company.

     The Company may require additional technology in the development of its products to which the Company does not currently have rights. If the Company determines that this additional technology is relevant to the development of its products and further determines that a license to this additional technology is needed, there can be no assurance that the Company can obtain a license from the relevant party or parties on commercially reasonable terms, if at all. There can be no assurance that the Company can obtain any license to any technology that the Company determines it needs, on reasonable terms, if at all, or that the Company could develop or otherwise obtain alternate technology. The failure of the Company to obtain licenses, if needed, could have a material adverse effect on the Company.

     As part of its confidentiality procedures, the Company generally enters into nondisclosure agreements with its employees and suppliers, and limits access to and distribution of its proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization. In addition, competitors may be able to engineer around the Company's patents and trade secrets, or reverse-engineer around its trade secrets. Accordingly, there can be no assurance that the Company will be successful in protecting its proprietary technology or that the Company's proprietary rights will preclude competitors from developing products or technology equivalent or superior to that of the Company.


ETHICON LICENSE AGREEMENT



     The Company has succeeded to Ixion's rights and obligations under the License Agreement between Ixion and Ethicon, which called for Ixion to design, develop and deliver a laparoscopic surgical skills simulator. Pursuant to the License Agreement, the Company has granted Ethicon an exclusive world-wide license to use the Company's IVR simulator technology in the Field.



     Pursuant to the License Agreement, the Company is entitled to receive from Ethicon, with respect to sales of the laparoscopic skills simulator, continuing royalty payments of at least $50,000 per calendar quarter through the first quarter of 1999. Ethicon has not tendered to the Company the $50,000 minimum royalty payments for the quarters ended March 31, June 30 and September 30 of 1996. If Ethicon does not make these payments to the Company it may lose its exclusivity with respect to the laparoscopic skills simulator.



     In April 1995, Ethicon indicated in certain correspondence with respect to a payment for development work performed by Ixion on the laparoscopic skills simulator, without further clarification for the basis of its belief, that it believes it has rights beyond its license to use the laparoscopic skills simulator delivered pursuant to the License Agreement to source code, software, hardware, firmware and related intellectual property incorporated in such simulator. Although the Company recognizes that Ethicon may have rights to utilize certain of the intellectual property incorporated in the simulator within the limited scope of the Field, the Company, based strictly on its interpretation of the License Agreement, does not believe that there is any basis to support Ethicon's position with respect to the use of the Company's intellectual property rights outside of the Field. Nonetheless, if any litigation were to arise with respect to the interpretation of the License Agreement, there can be no assurance that it would not be decided against the Company. Such an adverse determination could have a material adverse effect upon the Company's business, results of operations and financial condition.


EMPLOYEES


     As of November 20, 1996, the Company had 24 full-time employees and 3 part-time employees, including 11 persons engaged in research and development, 7 persons engaged in manufacturing and marketing, 1 person engaged in medical education and training, and 8 persons engaged in administration, management, operations and finance. The Company considers its relations with its employees to be good. None of the Company's employees are represented by labor unions.


FACILITIES


     The Company's principal executive offices and research and development facilities are located in Seattle, Washington, where it occupies approximately 4,000 square feet of office, research and development space pursuant to two leases with unaffiliated parties at a combined monthly rent of approximately $4,500, expiring in December 1996. The Company also maintains facilities in
(i) West Lebanon, New Hampshire, where it occupies approximately 3,300 square feet of office, research and development space pursuant to a lease with an unaffiliated party at a monthly rent of approximately $3,500, expiring in July 1997 and (ii) New York, New

York where it occupies approximately 2,000 square feet of office space at a monthly rent of approximately $3,750. The Company leases approximately 1,000 square feet of its New York offices pursuant to a lease expiring in December 1997 and the remaining space on a month-to-month basis.


     The Company anticipates a need for larger corporate offices and manufacturing facilities and does not expect any interruption in the operation of its business in connection with any move to a new location.

LEGAL PROCEEDINGS


     From time to time the Company may be exposed to litigation arising out of its products and operations. As of the date of this Prospectus, the Company is not engaged in any legal proceedings that are expected, individually or in the aggregate to have a material adverse effect on the Company, except that an assignee of a law firm at which the Company's former corporate Secretary practiced law has initiated a lawsuit in a Washington state court for approximately $200,000 of legal fees which are allegedly past due. The Company denies owing these fees and intends to vigorously defend this lawsuit. In addition, the Company and Ethicon are in a dispute. See "--Ethicon License Agreement."

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The executive officers and directors of the Company as of November 20, 1996 are as follows:



NAME                                 AGE                         POSITION
-----------------------------------  ---   ----------------------------------------------------
Donald L. Johanson.................  61    President, Chief Executive Officer and Director
Greg Claypool......................  33    Vice President, Clinical Education
Thomas E. Mignanelli...............  48    Vice President, Finance, Chief Financial Officer and
                                           Secretary
Valentino V. Montegrande...........  52    Vice President, Marketing
Steven D. Pieper, Ph.D.............  33    Vice President, Chief Technical Officer and Director
Harold J. Walbrink.................  45    Vice President, Manufacturing
Larry J. Wells.....................  53    Chairman of the Board of Directors
James C. Caillouette, M.D.(2)......  69    Director
David C. Hon.......................  53    Director
Charles E. Hutchinson, Ph.D.(1)....  60    Director
John R. Lyon(1)(2).................  50    Director


---------------

(1) Member of Compensation Committee.


(2) Member of Audit Committee.



     Mr. Johanson joined the Company in October 1996 and initially served as the Company's Senior Vice President and Chief Operating Officer, prior to being promoted to the Company's President and Chief Executive Officer and being elected to the Company's Board of Directors in November 1996. From April 1993 to October 1996, Mr. Johanson served as Vice President, Venture Technology of Baxter. From March 1982 to April 1993, Mr. Johanson was General Manager of the Medsystems Division of C.R. Bard, Inc., a publicly-traded manufacturer of medical products.



     Mr. Claypool has served as Vice President, Clinical Education of the Company since May 1996. Prior to joining the Company, Mr. Claypool was Vice President of Ixion from March 1995 to May 1996. From August 1991 to March 1995, Mr. Claypool was employed with U.S. Surgical Corporation, a publicly traded healthcare company, as Manager of Education.



     Mr. Mignanelli joined the Company in June 1996 and serves as the Company's Vice President, Finance, Chief Financial Officer and Secretary. From February 1996 to June 1996, Mr. Mignanelli was Chief Information Officer and from May 1993 to June 1996 he served as Vice President of Finance and Chief Financial Officer of Petals, a privately-held company in the business of manufacturing and marketing home accessories. He also was Controller of Petals from November 1990 to May 1993. From 1982 to 1987, Mr. Mignanelli was Vice President and General Manager of Cooper Lasersonics, Inc., a manufacturer of surgical laser systems and a subsidiary of Cooper. From 1978 to 1981, Mr. Mignanelli also served as Corporate Controller and Assistant Treasurer of Ealing Corporation, a publicly-traded manufacturer of scientific and medical instruments.


     Mr. Montegrande has served as the Company's Vice President, Marketing since May 1996. From March 1994 to May 1996, he was Executive Vice President, Marketing of Ixion. Since January 1995, he also has served as Chief Executive Officer and Managing Partner of Global Nexus, Inc., a domestic and international consulting business specializing in strategic marketing within the medical industry. Since September 1980, Mr. Montegrande also has been President and Chief Executive Officer of V. Montegrande & Co., Inc., a strategic management consulting business. Mr. Montegrande is currently a director of NT Company, a privately-held dental products company and a director of Tycom Dental, a privately-held dental products company.

     Dr. Pieper has served as the Company's Vice President and Chief Technical Officer and a director since the Company's formation in April 1996. From October 1995 to May 1996, Dr. Pieper was President of MMS. From November 1992 to October 1995, Dr. Pieper was Director of Technical Staff, Vice President of Research and Development and a member of the Management Committee of MMS. Dr. Pieper was also an Assistant Professor of Engineering Sciences at the Thayer School of Engineering at Dartmouth College ("Thayer") from September 1991 to July 1994 and remains an adjunct Assistant Professor of Engineering at Thayer. Dr. Pieper was also a Research Assistant at the Massachusetts Institute of Technology Media Laboratory from September 1986 to August 1991.

     Mr. Walbrink has served as Vice President, Manufacturing, of the Company since May 1996. Prior to joining the Company, Mr. Walbrink served as Vice President, Manufacturing of Ixion, a position held since April 1995. Since January 1995, Mr. Walbrink also has served as President of Xinetix Technologies, Inc. ("Xinetix"), a privately held company which provides consulting services to start-up and early stage medical device companies. From January 1990 to March 1995, he served as Senior Vice President of Birtcher Medical Systems, Inc., a publicly-traded medical device company.


     Mr. Wells has served as a director of the Company since October 1996. Since July 1989, Mr. Wells has been President of Larry Wells Co., the general partner of DayStar, as well as the management company for various venture capital funds. Mr. Wells is also a director of the following publicly-held corporations:
Cellegy Pharmaceuticals, Inc., Atlanta Technology Group, Inc., Identix Incorporated and Gateway Data Sciences Corporation.



     Dr. Caillouette has served as a director of the Company and also on the Company's Medical Advisory Board since May 1996. Since July 1972, he has been President of James C. Caillouette, M.D., Incorporated, a medical practice. In addition, Dr. Caillouette is currently serving as President of the Pacific Coast Obstetrical and Gynecological Society. Dr. Caillouette has been a Clinical Professor of Obstetrics and Gynecology at the University of Southern California School of Medicine since 1978. Dr. Caillouette currently serves as President of Femtek, Inc., a privately held corporation.


     Mr. Hon has served as a director of the Company since May 1996. From September 1983 to May 1996 he served as President of Ixion. Mr. Hon also was the Director of Advanced Technology Development for the American Heart Association from 1977 to 1983.

     Dr. Hutchinson has served as a director of the Company since May 1996. Dr. Hutchinson was Dean of Thayer from July 1984 to June 1994, and since July 1994 has remained as a Professor of Engineering at Thayer. Dr. Hutchinson is currently a director of Specialty Equipment Companies, Inc., a publicly traded domestic manufacturer of food service equipment, Hypertherm Incorporated, a privately-held plasma cutting equipment company and Markem Corporation, a privately-held designer and manufacturer of printing systems.


     Mr. Lyon has served as a director of the Company since May 1996. Since July 1993, he has been President, Chief Executive Officer and a director of Vista Medical Technologies ("Vista"), a privately held company with enabling technology for minimally invasive surgical procedures. Mr. Lyon joined Kaiser Aerospace and Electronics Corporation in January 1993 to develop the business plan for Vista, and when Vista was incorporated in July 1993, Mr. Lyon was named President. From January 1992 to January 1993, Mr. Lyon was President of CooperSurgical Inc., a subsidiary of Cooper. From January 1991 to December 1992, he was President, International Division of CooperSurgical, Inc.


BOARD COMMITTEES

     The Board of Directors has two standing committees: a Compensation Committee and an Audit Committee. The Compensation Committee, consisting of Charles E. Hutchinson and John R. Lyon, provides recommendations concerning salaries and incentive compensation for executive officers and key personnel, including stock options. Donald L. Johanson, the Company's President and Chief Executive Officer, participates in the deliberations of the Compensation Committee regarding executive compensation, but does not take part in the deliberations regarding his own compensation. The Audit Committee, consisting of John R. Lyon and James C. Caillouette, M.D., recommends the Company's independent auditors and reviews the results and scope of audit and other services provided by such auditors.


DIRECTOR COMPENSATION

     Directors are not currently compensated for serving on the Board of Directors. Following the closing of this Offering, the Company intends to pay its outside directors $1,500 per Board meeting. No additional payments will be made with respect to attendance at committee meetings. Outside directors also will be eligible to receive stock options under the Company's 1996 Stock Option/Stock Issuance Plan following the closing of this Offering. See "--Benefit Plans--1996 Stock Option/Stock Issuance Plan."


RECENT CHANGE IN SENIOR MANAGEMENT



     On November 18, 1996, Bruce D. Sturman resigned from his positions as an officer, director and employee of the Company shortly after a federal grand jury returned an indictment against Mr. Sturman's two brothers, Mr. Sturman and an independent accountant for alleged misrepresentation of notes payable in financial statements in the late 1980s. Mr. Sturman has informed the Company that he resigned to vindicate himself from these allegations and that he believes such allegations are baseless and without merit, and that he will vigorously defend himself.


EXECUTIVE COMPENSATION

     The following table sets forth for the fiscal year ended December 31, 1995, certain compensation of the Company's current President and Chief Executive Officer and the other highest paid executive officers of the Company who earned more than $100,000 in the fiscal year ended December 31, 1995 (collectively, the "Named Executive Officers"). Because the Company was incorporated in April 1996 and acquired its assets and technology in May 1996 in connection with a business combination involving Ixion and MMS, information shown below is as to compensation which was paid by either Ixion or MMS during 1995.

                           SUMMARY COMPENSATION TABLE


                                                                                            LONG-TERM
                                                                                           COMPENSATION
                                                                                              AWARDS
                                                                                           ------------
                                                                ANNUAL COMPENSATION         SECURITIES
                                                   FISCAL     ------------------------      UNDERLYING
           NAME AND PRINCIPAL POSITION              YEAR      SALARY ($)     BONUS ($)     OPTIONS (#)
-------------------------------------------------  ------     ----------     ---------     ------------
Bruce D. Sturman(1)..............................   1995       $ 118,200      $-0-           -0-
Former President, Chief Executive Officer and
Director
Steven D. Pieper, Ph.D.(2).......................   1995       $ 106,537      $ 4,891        -0-
Vice President, Chief Technical Officer and
Director


---------------


(1) For service as President and Chief Executive Officer of Ixion. Pursuant to a consulting agreement entered into between Maxal Capital Corporation ("Maxal") and Ixion in May 1994, Maxal agreed to provide the services of Mr. Sturman to Ixion in exchange for payment to Maxal of $9,850 per month. Mr. Sturman is currently Chairman of the Board of Maxal. See "--Employment Agreements" and "Certain Transactions." Mr. Sturman has resigned as President and Chief Executive Officer of the Company.


(2) For service as President of MMS. See "--Employment Agreements."

                       OPTION GRANTS IN LAST FISCAL YEAR


     The Company was incorporated in April 1996 and accordingly no options were granted during fiscal 1995. In addition, neither Ixion nor MMS ever granted options to the Named Executive Officers. However, each of the Named Executive Officers has received the stock option grants during fiscal year 1996 (through November 20, 1996), as reflected in the following table:


                   OPTION/SAR GRANTS DURING FISCAL YEAR 1996

                            THROUGH OCTOBER 31, 1996



                                   INDIVIDUAL GRANTS                                        POTENTIAL REALIZABLE
----------------------------------------------------------------------------------------      VALUE AT ASSUMED
                                NUMBER OF       PERCENT OF                                 ANNUAL RATES OF STOCK
                               SECURITIES      TOTAL OPTIONS                               PRICE APPRECIATION FOR
                               UNDERLYING         GRANTED       EXERCISE OR                     OPTION TERM
                                 OPTIONS      TO EMPLOYEES IN   BASE PRICE    EXPIRATION   ----------------------
            NAME              GRANTED(1)(2)   FISCAL YEAR(3)     ($/SH)(4)       DATE      5% ($)(5)   10% ($)(5)
----------------------------  -------------   ---------------   -----------   ----------   ---------   ----------
Bruce D. Sturman(6).........      75,000            24.6%          $6.30       3/27/06     $ 297,153    $753,043
Steven D. Pieper, Ph.D......      20,000             6.6%          $6.30       3/27/06     $  79,241    $200,812


---------------
(1) Options were granted under the Company's 1994 Stock Option Plan.

(2) Options were granted on May 27, 1996 and will vest over four years with 25% vesting one year following the date of grant and the remainder of such options vesting in 36 equal monthly installments upon completion of each month of service beginning one year after date of grant.


(3) The Company granted options to acquire 195,000, 50,000 and 60,000 shares of the Company's Common Stock to the Company's directors, officers and employees on May 27, October 1 and October 25, 1996, respectively.


(4) The exercise price per share of options granted represented the fair market value of the underlying shares of Common Stock on May 27, 1996 as determined by the Compensation Committee of the Board of Directors.

(5) There is no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the 10-year option term will be at the assumed 5% or 10% levels or at any other defined level. Unless the market price of the Common Stock does in fact appreciate over the option term, no value will be realized from the option grants made to the executive officers.


(6) In connection with the cessation of Mr. Sturman's service with the Company, on November 18, 1996, the Company entered into a Severance and Release Agreement with Mr. Sturman, pursuant to which the Company agreed to accelerate the vesting of 56,750 of the 75,000 options to purchase Common Stock held by Mr. Sturman and to allow Mr. Sturman to exercise such vested options on or prior to May 18, 1997. The remainder of Mr. Sturman's options have expired pursuant to their terms.


OPTION EXERCISES IN LAST FISCAL YEAR


     There were no option exercises by the Named Executive Officers in fiscal year 1995 and as of November 20, 1996, there have been no option exercises in fiscal year 1996. Pursuant to Item 402(a)(6) of Regulation S-K promulgated under the Securities Act, the table containing option exercise information has been omitted.



EMPLOYMENT AGREEMENTS



     Pursuant to an employment agreement between the Company and Donald L. Johanson entered into in October 1996, Mr. Johanson receives an annual base salary of $145,000, with a potential cash bonus of up to an additional 40% of his base salary based on his performance and the achievement by the Company of certain milestones. The term of the agreement is two years, with one year's severance pay if Mr. Johanson is terminated without cause, as defined in the agreement, as a result of certain performance related issues. The agreement provides for standard life, health and disability insurance benefits.

     Pursuant to an employment agreement between the Company and Thomas E. Mignanelli entered into in July 1996, Mr. Mignanelli receives an annual base salary of $125,000 that will be increased to $145,000 upon the effectiveness of this Offering, with a potential cash bonus of up to an additional 40% of his base salary based on his performance and the achievement by the Company of certain milestones. The term of the agreement is two years, with one year's severance pay if Mr. Mignanelli is terminated without cause, as defined in the agreement, as a result of certain performance related issues. The agreement provides for standard life, health and disability insurance benefits.



     Pursuant to an employment agreement between the Company and Bruce D. Sturman, the Company's former President, Chief Executive Officer and director, entered into in June 1996, Mr. Sturman received an annual base salary of $190,000, with a potential cash bonus of up to an additional 50% of his base salary based on his performance and the achievement by the Company of certain milestones. The term of the agreement was three years, with two years' severance pay if Mr. Sturman was terminated without cause. The agreement provided for standard life, health and disability insurance benefits. In connection with Mr. Sturman's resignation and the cessation of his service with the Company as the Company's President, Chief Executive Officer and director, in November 1996 the Company entered into a Severance and Release Agreement with Mr. Sturman pursuant to which Mr. Sturman's employment agreement was terminated and the Comany agreed to: (i) pay to Mr. Sturman $190,000 promptly upon the earlier of the closing of this Offering or upon the completion of a private placement in which the gross proceeds to the Company exceed $2.0 million; (ii) accelerate the vesting of 56,750 of the 75,000 options to purchase Common Stock held by Mr. Sturman and to allow Mr. Sturman to exercise such vested options on or prior to May 18, 1997;
(iii) to make payments of up to $1,750 per month for a one year period in order to allow Mr. Sturman to continue to use his existing office; and (iv) to reimburse Mr. Sturman for the monthly premiums under his current medical insurance policy for a period of one year. Pursuant to the Severance and Release Agreement, Mr. Sturman and the Company have also agreed to release each other from all actual or potential claims arising out of actions occurring on or prior to the date of such agreement.


     Pursuant to an employment agreement between the Company and Steven D. Pieper entered into in May 1996, Mr. Pieper receives an annual base salary of $101,600, with a potential cash bonus of an additional $30,480 and a potential one time stock bonus of 30,000 shares of Common Stock based on his performance. The term of the agreement is two years and is automatically extended for one additional year absent the Company's delivery of written notice to terminate at least 60 days prior to the end of the initial two year period. If Mr. Pieper's employment is terminated without cause as defined in the agreement, Mr. Pieper is entitled to his then current compensation, including all deferred compensation and applicable bonuses, through the end of the term of the agreement, but in no event greater than one year. The agreement provides for standard life, health and disability insurance benefits.

     Pursuant to an employment agreement between Ixion and Greg Claypool entered into in February 1995, the obligations under which were assumed by the Company in May 1996, Mr. Claypool receives an annual base salary of $95,000, with a potential cash bonus of an additional $38,000, a potential one time stock bonus of 9,755 shares of Common Stock based on his performance and an additional commission based performance incentive. The term of the agreement is two years. If Mr. Claypool's employment is terminated without cause as defined in the agreement, Mr. Claypool is entitled to his then current compensation, including all deferred compensation and applicable bonuses, including commissions on sales made but not paid in full, through the end of the term of the agreement. The agreement provides for standard life, health and disability insurance benefits.

     The Company has entered into or assumed consulting agreements with certain of its officers and directors. See "Certain Transactions."

BENEFIT PLANS

  1996 STOCK OPTION/STOCK ISSUANCE PLAN


     The Company's 1996 Stock Option/Stock Issuance Plan (the "Plan") was adopted by the Board of Directors on June 18, 1996 and was subsequently approved by the Company's stockholders on June 18, 1996.

The Plan will become effective on the effective date of a Registration Statement on Form S-8 covering the shares of Common Stock issuable under the Plan (which the Company intends to file on the effective date of this Offering) at the time the Company's registration statement becomes effective. The Plan will serve as the successor equity incentive program to Ixion's 1994 Incentive Stock Option Plan, which has been assumed by the Company (the "Prior Plan"), and no further option grants or stock issuances will be made under the Prior Plan following the effective date of the Plan. All outstanding stock options and unvested share issuances under the Prior Plan have been incorporated into the Plan but will continue to be governed by the terms and conditions of the specific instruments evidencing those options and issuances.



     A total of 1,000,000 shares of Common Stock are authorized for issuance under the Plan including 400,000 shares available under the Prior Plan and an additional increase of 600,000 shares. Under the Prior Plan, 384,692 shares were reserved for issuance under options outstanding on November 20, 1996, leaving 615,308 shares available for future option grants or share issuances on such date. Shares reserved for issuance under granted options which are not actually issued will again become available for option grants under the terms of the Plan.



     The total number of shares authorized, as well as shares subject to outstanding options, will be appropriately adjusted in the event of certain changes to the Company's capital structure, such as stock dividends, stock splits or other recapitalizations. The weighted average exercise price of outstanding options under the Prior Plan, as of November 20, 1996 was approximately $5.41.


     The Plan is divided into two separate programs: the option grant program and the stock issuance program. The Plan will be administered by the Board or by a committee of two or more Board members appointed by the Board (the "Plan Administrator"). The Plan Administrator will have complete discretion under the option grant program and the stock issuance program to determine which eligible individuals are to receive option grants or stock issuances, the number of shares subject to each such grant or issuance, the status of any granted option as either an incentive option (which potentially qualify for certain favorable treatment under federal tax law) or a non-statutory option, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. Participation in such programs is limited to employees (including officers and directors) and consultants of the Company.

     The exercise price for each incentive stock option must be at least 100% of the fair market value of the stock on the date of the option grant. The exercise price for each non-statutory option or for any share issuance under the Plan must be at least 85% of the fair market value of the shares on the date of the option grant or stock issuance. The purchase price for any shares may be paid in cash, by delivery of shares of Common Stock, or through a same-day sale program pursuant to which the purchased shares will be sold immediately and a portion of the sale proceeds applied to the payment of the purchase price. The Plan Administrator may also permit a participant to deliver a promissory note in payment of the purchase price and any tax liability incurred in connection with the purchase.

     Options granted under the option grant program may be immediately exercisable for all the option shares, on either a vested or unvested basis, or may become exercisable for shares in one or more installments vesting over the participant's period of service. Shares issued under the stock issuance program may either be fully-vested or subject to a vesting schedule tied to future service. All unvested shares will be subject to repurchase by the Company, at the original purchase price paid for such shares, upon the participant's cessation of service prior to vesting in the shares. However, the Plan Administrator will have full discretionary authority to accelerate the exercisability of any outstanding option grant or the vesting of any issued shares.

     Each option granted under the Plan will have a maximum term of ten years and will be subject to earlier termination in the event of the optionee's cessation of service. Incentive stock options are not assignable or transferable by the optionee except in connection with the participant's death. Other options are not assignable or transferable without the consent of the Plan Administrator. The participant will have no stockholder rights with respect to the shares subject to his or her outstanding options until such options are exercised and the purchase price is paid for the shares. The participant will, however, have full stockholder rights with respect to any shares issued under the Plan.

     Participants subject to federal or state tax withholding in connection with any issuance of shares under the Plan may be permitted to apply a portion of the shares issuable upon the exercise of their outstanding options to the satisfaction of the federal and state withholding taxes incurred in connection with such exercise. Alternatively, such participants may be permitted to deliver existing shares of Common Stock in satisfaction of such tax liability. In either case, the Company will pay cash to the appropriate government authority equal to the fair market value of the stock as a deposit of taxes withheld.

     Officers and directors of the Company may also be granted special stock appreciation rights in connection with their options under which the outstanding options can be surrendered for cancellation upon a hostile take-over of the Company in return for a cash distribution from the Company, based on the excess of the price per share paid by the acquiring entity in effecting the take-over above the option exercise price. The limited stock appreciation rights may be given to officers and directors receiving option grants. The Plan Administrator may grant other stock appreciation rights with respect to option grants. The other stock appreciation rights would provide the holders with the right to receive an appreciation distribution from the Company equal to the excess of (i) the fair market value (on the date such right is exercised) of the shares of Common Stock in which the optionee is at the time vested under the surrendered option over (ii) the aggregate exercise price payable for such shares. Such appreciation distribution would be able to be made, at the Plan Administrator's discretion, in shares of Common Stock valued at fair market value on the exercise date, in cash or in a combination of cash and Common Stock.

     In the event the Company is acquired, whether by merger or asset sale, each outstanding option which is not to be assumed by the successor corporation or replaced with a comparable option to purchase the capital stock of the successor corporation will automatically accelerate in full, and all unvested shares will automatically vest, except to the extent such accelerated vesting is precluded by the terms of the agreements evidencing those unvested shares. The Plan Administrator can apply this acceleration to options outstanding under the Prior Plan.

     The Plan provides for the automatic acceleration of outstanding options and the vesting of unvested shares upon the following change in control events: (i) the acquisition of more than 50% of the Company's voting stock by hostile tender offer or (ii) a change in the composition of the Board effected through one or more contested Board elections, except that the Plan Administrator may at the time of a option grant or stock issuance, provide that no such acceleration shall occur. However, no unvested options or stock issuances under the Prior Plans will accelerate in connection with any such change in control unless the Plan Administrator has determined to grant such acceleration.

     To the extent outstanding options terminate prior to exercise, the shares subject to those options will be available for subsequent grant. In addition, the Plan Administrator may effect cancellation/regrant programs pursuant to which outstanding options under the option grant program (including options incorporated from the Prior Plans) are cancelled and new options are granted for the same or different number of option shares at an exercise price per share not less than 85% of the fair market value of the Common Stock on the new grant date.

     The Board may amend or modify the Plan at any time, and may make any such amendment subject to stockholder approval. The Plan will terminate 10 years from the date on which shares of the Company's Common Stock are first registered under the Securities Exchange Act of 1934, as amended, unless sooner terminated by the Board.

  1996 EMPLOYEE STOCK PURCHASE PLAN


     On June 18, 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan") covering an aggregate of 200,000 shares of Common Stock. The Purchase Plan was subsequently approved by the Company's stockholders on June 18, 1996. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended. Under the Purchase Plan, eligible employees, including officers, will be entitled to participate in periodic offerings following the commencement of the Purchase Plan. The initial offering under the Purchase Plan will commence on the effective date of a Registration Statement on Form S-8 covering the shares of Common Stock issuable under the Purchase Plan (which the Company intends to file on the effective date of this Offering), and will terminate in December 1997. Each subsequent offering period will coincide with calendar years. The Purchase Plan will terminate on the earlier of December 31, 2005 or the date on which all shares available under the Purchase Plan have been purchased by the participants.

     Employees are eligible to participate if they are employed by the Company for at least 20 hours per week and at least five months per year. All employees of the Company on the commencement date of the initial offering period can join that period. Thereafter, only employees who have been employed by the Company for at least three months will be allowed to participate. Employees eligible to participate in an offering can elect to have up to 15% of their base salary withheld under the Purchase Plan and used to purchase shares of the Common Stock at quarterly intervals. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on (i) the commencement date of the offering period or (ii) the purchase date. Persons not eligible to participate at the commencement of an offering period may join that offering period on the first day of any quarter in which they meet the eligibility requirements. Employees may end their participation in the offering at any time during the offering period, except the last five days of that period, and participation ends automatically on termination of employment with the Company. Employees who do not join an offering period when first permitted to do so, or who end their participation in any offering period, may not participate again until the next offering period. Employees may alter their level of participation on a limited basis.

     No participant may accrue rights to purchase more than $25,000 of stock in any calendar year. Upon an acquisition of the Company, the outstanding payroll deductions will be immediately applied to the purchase of Common Stock.

     The Purchase Plan may be terminated at any time by the Board. Unless sooner terminated the Purchase Plan will terminate on the earlier of December 31, 2005 or the date on which all shares available under the Purchase Plan have been issued. The Purchase Plan may be amended by the Board at any time, provided that the Board may make any amendment of the Purchase Plan conditional on obtaining stockholder approval.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Bylaws provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law. The Company is also empowered under its Bylaws to enter into indemnification contracts with its directors and officers and to purchase insurance on behalf of any person it is required or permitted to indemnify. Pursuant to this provision, the Company has entered into indemnity agreements with each of its directors and executive officers.

     In addition, the Company's Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to the Company or its stockholders. This provision in the Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for improper distributions to stockholders. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     There is no pending litigation or proceeding involving a director or officer of the Company as to which indemnification is being sought, nor is the Company aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

                              CERTAIN TRANSACTIONS

IXION


     In May 1996, the Company and the following employees and consultants of Ixion agreed to convert earned, but unpaid compensation ("Accrued Compensation") owed to the following employees and consultants of Ixion, in the following amounts, into Common Stock at a rate of one share for each $7.50 of Accrued Compensation (less the requisite withholding obligations), a price determined by the Company's Board of Directors not to be less than the estimated fair market value of such shares at the agreement date. Bruce D. Sturman, former President, Chief Executive Officer and director of the Company, $201,000; Valentino V. Montegrande, Vice President, Marketing of the Company, $38,000; David C. Hon, a director of the Company, $17,000; Xinetix (Harold J. Walbrink, Vice President, Manufacturing of the Company is President), $82,000.


     In April 1996, Ixion entered into an Asset Purchase Agreement ("Asset Purchase Agreement") with David C. Hon, a director of the Company. Under such Asset Purchase Agreement, Ixion purchased U.S. Patent No. 4,907,973, entitled "Expert system simulator for modelling realistic internal environments and performance" and all corresponding foreign patents and patent applications (collectively, the "Patent") from Mr. Hon and agreed to pay Mr. Hon $25,000 on or before August 1, 1996 and an additional $25,000 on or before August 1 of each succeeding year for nine additional years. Pursuant to that certain Agreement and Plan of Reorganization by and between Ixion and the Company dated May 24, 1996, the Company acquired all of Ixion's rights in the Patent. See "Business--Patents and Proprietary Rights."


     Ixion entered into a consulting agreement with Xinetix in August 1995 which expired on March 31, 1996. Harold J. Walbrink, Vice President, Manufacturing of the Company, is President of Xinetix. Pursuant to the consulting agreement, Xinetix agreed to provide Mr. Walbrink's consulting services to the Company in exchange for a monthly retainer of $7,500 for April and May 1995, $12,500 for June through September 1995 and $7,500 for October 1995 through March 1996. In addition to the above retainer, the Company granted Xinetix with options to purchase 48,774 shares of the Company's Common Stock to vest in accordance with the milestone schedule set forth in the agreement. Xinetix has three years from January 1, 1996 to exercise the vested options. As of October 31, 1996, options having an exercise price of $0.02 for the purchase of 9,755 shares were fully vested. The agreement has expired and no further options will vest.



     Pursuant to a consulting agreement between Ixion and Valentino V. Montegrande, Vice President, Marketing of the Company, entered into in April 1995, the obligations under which were assumed by the Company in May 1996, Mr. Montegrande's compensation includes a commission of 2% of the Company's revenue derived from those sales of platforms, pavilions and procedures for the Company's IVR simulators in which Mr. Montegrande's efforts produce sales and a one time stock bonus of 14,633 shares of Common Stock based on his performance. The term of the agreement is two years. If Mr. Montegrande's consulting services are terminated without cause as defined in the agreement, Mr. Montegrande is entitled to his then current compensation, including all deferred compensation and applicable bonuses, through the end of the term of the agreement. Mr. Montegrande has received the stock bonus contemplated by the agreement.



     In May 1994, Ixion entered into a consulting agreement with Maxal. Bruce D. Sturman, former President, Chief Executive Officer and director of the Company is chairman of the Board of Maxal. Pursuant to the agreement, Maxal agreed to provide Mr. Sturman's services as Chief Executive Officer and Chairman of the Board of Ixion in exchange for $9,850 per month. The agreement was terminated on May 1, 1996.



     In each of October 1994 and October 1995, in order to fund ongoing operations Ixion issued two year 8% promissory notes to Bruce D. Sturman, the Company's former President and Chief Executive Officer. The aggregate principal amount of these two notes is $60,000. In May 1996, the Company assumed the obligations of Ixion under these promissory notes.


MMS


     In May 1996, the Company and Steven D. Pieper agreed to convert $20,117 of Accrued Compensation owed to Dr. Pieper, as an employee of MMS at a rate of one share of Common Stock for each $7.50 of Accrued Compensation (less the requisite withholding obligations), a price determined by the Company's

Board of Directors not to be less than the estimated fair value of such shares at the agreement date. Dr. Pieper is a Vice President, Chief Technical Officer and a director of the Company.


     In April 1996, in order to fund ongoing operations MMS entered into a credit agreement with Baxter, a wholly-owned subsidiary of which is a principal stockholder of the Company, pursuant to which MMS issued a 6% promissory note in the principal amount of $550,000 to Baxter payable on demand. This note was cancelled in May 1996.


     In October 1994, MMS entered into a regulatory services agreement with Baxter, a wholly-owned subsidiary of which is a principal stockholder of the Company. Under the agreement, Baxter agreed to provide regulatory professional services to MMS for two years in exchange for $60,000 per year. MMS also agreed to fund travel and other miscellaneous expenses pursuant to such agreement. This agreement has since been terminated by Baxter and the Company.

INTERACT


     In October 1996, the Company entered into a consulting agreement with Larry
J. Wells, the Chairman of the Board of Directors of the Company, pursuant to which Mr. Wells is entitled to receive immediately upon the closing of this Offering, a number of shares of Common Stock calculated by dividing the product of 1.05 and amounts loaned to the Company between the date of the consulting agreement and the closing of this Offering by the initial public offering price for the sale of the Shares offered hereby.



     In October 1996, the Company granted options to purchase Common Stock at $6.30 per share to Valentino V. Montegrande, Vice President, Marketing of the Company and Donald L. Johanson, President and Chief Executive Officer of the Company, in the amount of 50,000 shares and 60,000 shares, respectively. These options vest in equal monthly installments over 36 months of service with the Company. Each option has a term of 10 years and Mr. Montegrande's and Mr. Johanson's option grants have vesting commencement dates of October 1 and October 25, 1996, respectively. The agreements pursuant to which the options were granted provide that the options' vesting schedules accelerate if the option holder is terminated without cause.



     In October 1996, the Company issued two prime plus 1% promissory notes in the principal amounts of $100,000 and $130,000, and in November 1996 the Company issued two prime plus 1% promissory notes in the principal amounts of $50,000 each to DayStar, of which Larry Wells Co. is a general partner, in order to fund ongoing operations. The notes are due on April 1, April 16, May 18, and May 20, 1997, respectively. Larry J. Wells, the Chairman of the Company's Board of Directors is the President of Larry Wells Co.



     In September 1996, the Company issued 2,439 shares of Common Stock to Larry
J. Wells, the Chairman of the Company's Board of Directors and 17,073 shares to DayStar, of which Larry Wells Co., is a general partner, pursuant to the terms of the Bridge Notes and 248,778 shares of Common Stock to Baxter, a wholly-owned subsidiary of which is a principal stockholder of the Company, pursuant to the terms of the Baxter Letter and the Baxter Notes. Mr. Wells is the President of Larry Wells Co.



     In May 1996, the Company issued the $350,000 Note to Baxter, a wholly-owned subsidiary of which is a greater than 5% stockholder of the Company and entered into the Baxter Letter in order to cancel a portion of a $550,000 note issued by Baxter to MMS, the obligations under which were assumed by the Company as part of the business combination in which the Company was formed. The $350,000 Note is due on September 1, 1997. Pursuant to the terms of the Baxter Letter, in addition to repayment of the principal amount of the $350,000 Note plus accrued interest, immediately following the closing of this Offering, Baxter is entitled to receive a number of shares of Common Stock equal to $350,000 divided by the initial public offering price of the Common Stock sold hereunder.



     In May 1996, the Company issued another 8% promissory note in the principal amount of $200,000 (the "$200,000 Note") to Baxter, a wholly-owned subsidiary of which is a greater than 5% stockholder of the Company in order to cancel the remaining outstanding balance of a $550,000 note issued by Baxter to MMS, the obligations under which were assumed by the Company as part of the business combination in which the Company was formed. The $200,000 Note is due on September 1, 1997.



     In order to fund ongoing operations, the Company entered into a Credit Agreement in May 1996 with Baxter, a wholly-owned subsidiary of which is a greater than 5% stockholder of the Company, pursuant to which the Company issued the $2,000,000 Note. The $2,000,000 Note will become due on September 1, 1997. Immediately following the closing of this Offering, assuming this Offering closes on or before February 28, 1997, the principal amount together with all accrued but unpaid interest under the $2,000,000 Note will be automatically converted into Common Stock at the initial public offering price of the Common Stock offered hereby.



     The Company entered into a Distribution Agreement in May 1996 (the "Distribution Agreement") with Baxter, a wholly-owned subsidiary of which is a greater than 5% stockholder of the Company, pursuant to which Baxter guaranteed it would provide orders for at least $350,000 of the Company's Preview models during the initial 12 month period as specified in the Distribution Agreement. In the event the total sales by Baxter do not equal or exceed $350,000, Baxter is obligated to pay the Company 70% of the difference between $350,000 and the total sales for the initial 12 month period. Baxter will receive off-set credit for such payment against future orders. For each of the subsequent 12 month periods during the initial five-year term of the Distribution Agreement, Baxter guaranteed its sales would equal or exceed the product of 1,000 multiplied by the average sales price of a Preview model during the last year. In the event total sales do not equal or exceed that amount, Baxter is obligated to pay the Company 70% of the shortfall. Baxter will receive off-set credit for such payment against future orders and the Company may terminate the Distribution Agreement. See "Business--Baxter Distribution Agreement".


     The Company entered into a Manufacturing License Agreement in May 1996 (the "Manufacturing Agreement") with Baxter, a wholly-owned subsidiary of which is a greater than 5% stockholder of the Company, effective during the term of the Distribution Agreement. Pursuant to the Manufacturing Agreement, the Company granted Baxter an exclusive license to use the Company's technology, if the Company fails to fill the minimum delivery requirements under the Distribution Agreement, solely to make or have made Preview models in connection with treating aortic and iliac aneurysms. Baxter has agreed to pay royalties to the Company based on revenues generated from sales of the product in the amount of 10% with the exception of the 200 clinical training models to be provided pursuant to the Distribution Agreement for which Baxter agreed to pay a royalty of $50 each. See "Business--Baxter Distribution Agreement."


     In May 1996, the Company granted options to purchase Common Stock at $6.30 per share (the "Options") to the following individuals in the following amounts:
Bruce D. Sturman (former President, Chief Executive Officer and Director of the Company) 75,000 shares; Thomas E. Mignanelli (Vice President, Finance, Chief Financial Officer and Secretary of the Company) 50,000 shares; Steven D. Pieper (Vice President, Chief Technical Officer and Director of the Company) 20,000 shares; David C. Hon (Director of the Company) 20,000 shares; Charles E. Hutchinson (Director of the Company) 15,000 shares; James C. Caillouette (Director of the Company) 15,000 shares and John R. Lyon (Director of the Company) 15,000 shares. With the exception of the Options granted to Messrs. Hutchinson, Caillouette and Lyon, whose Options vest in equal monthly installments over 48 months of service with the Company from the grant date, these options vest 25% upon the completion of one year of service with the Company from the grant date and thereafter in equal monthly installments over the next 36 months of service with the Company. Each option has a term of 10 years and a vesting commencement date of May 27, 1996.


     The Company has entered into certain additional transactions with its directors and officers (or with corporations affiliated with them), as described under the captions, "Management--Executive Compensation" and "Management--Employment Agreements."

     The Company has entered into a registration rights agreement granting registration rights to certain individuals and entities, including Baxter, a wholly-owned subsidiary of which is a greater than 5% stockholder of the Company. See "Description of Capital Stock--Registration Rights."

     The Company believes that the foregoing transactions were in its best interests. As a matter of policy, all future transactions between the Company and any of its officers, directors or principal stockholders will be approved by a majority of the independent and disinterested members of the Board of Directors, will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties, and will be in connection with bona fide business purposes of the Company.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of November 20, 1996, and as adjusted to reflect the sale of the shares of the Common Stock offered hereby (assuming no exercise of the Underwriter's over-allotment option) by (i) each person (or group of affiliated persons) who is known by the Company to own beneficially more than 5% of the Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, the Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.



                                                                                         PERCENTAGE
                                                                                          OWNERSHIP
                                                                                     -------------------
                                                               NUMBER OF SHARES       BEFORE     AFTER
          DIRECTORS, OFFICERS AND 5% STOCKHOLDERS            BENEFICIALLY OWNED(1)   OFFERING   OFFERING
-----------------------------------------------------------  ---------------------   --------   --------
Baxter Medical Media Holdings, Inc.(2)(3)..................        1,310,044           38.1%      22.8%
17221 Red Hill Avenue
Irvine, CA 92714
Bruce D. Sturman(4)(5).....................................          778,610           24.5%      13.4%
654 Madison Avenue
Suite 1606
New York, NY 10021
Maxal Trust(3)(6)..........................................          695,030           22.2%      12.1%
1202 Lexington Avenue
Suite 295
New York, NY 10028
David C. Hon(7)............................................          391,197           12.5%       6.8%
1335 N. Northlake Way, Suite 102
Seattle, WA 98104
Steven D. Pieper(8)........................................          106,717            3.4%       1.9%
79 East Wilder Road
West Lebanon, NH 03784-310746
Larry J. Wells(9)..........................................           87,825            2.8%       1.5%
10600 N. DeAnza Boulevard
Suite 215
Cupertino, CA 95870
Charles E. Hutchinson(10)..................................           39,788            1.3%          *
8000 Cummings Hall
Hanover, NH 03755
John R. Lyon(11)...........................................            5,847               *          *
540 Idaho Avenue
Escondido, CA 92025
James C. Caillouette, M.D(12)..............................            5,847               *          *
50 Bellafontaine Street
Pasadena, CA 91105
Donald L. Johanson.........................................                0               0          0
1335 N. Northlake Way, Suite 102
Seattle, Washington 98103
All directors and officers as a group (11 persons)(13).....          682,487           20.9%      11.7%


---------------

*Less than one percent.

 (1) Unless otherwise indicated in the footnotes to this table and subject to the community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Share ownership in each case includes shares issuable on exercise of certain outstanding options, warrants and other similar rights to purchase shares held by the particular beneficial owners as described in the footnotes below. See "Certain Transactions."


 (2) Includes 248,778 shares issued to Baxter in September 1996 pursuant to the terms of the Baxter Notes and 265,516 shares issuable to Baxter pursuant to the conversion of the $2,000,000 Note upon the closing of this Offering (assuming that this Offering closes on December 31, 1996). Baxter Medical Media Holdings, Inc. is a wholly-owned subsidiary of Baxter. Such number of shares is calculated by dividing the $2,000,000 principal amount of the $2,000,000 Note, plus accrued interest (assuming that the closing of this Offering occurs on December 31, 1996), by the initial public offering price (assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus)). Also includes 43,750 shares to be issued to Baxter immediately following the closing of this Offering pursuant to the Baxter Letter. Such number of shares is calculated by dividing $350,000 by the initial public offering price assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus).



 (3) 695,030 shares of Common Stock held by the Maxal Trust are subject to that certain Voting Agreement and Irrevocable Proxy dated May 24, 1996 (the "Voting Agreement") that requires the Maxal Trust to vote all of such shares to elect one director nominated by Baxter at any meeting of the Company's stockholders or in any action by written consent of the Company's stockholders. The Voting Agreement will terminate upon the closing of this Offering provided that the gross proceeds to the Company exceed $10.0 million.



 (4) Includes 695,030 shares held by the Maxal Trust over which Michael D. Muffoletto, the trustee, has the sole voting and dispositive power. The Maxal Trust is an irrevocable trust established for the benefit of Mr. Sturman's wife. Mr. Sturman, the former President, Chief Executive Officer and director of the Company, disclaims beneficial ownership of these shares.



 (5) Includes 56,780 shares subject to options exercisable within 60 days of November 20, 1996.



 (6) The Maxal Trust is a trust established for the benefit of Mr. Sturman's wife. Michael D. Muffoletto, the trustee of the Maxal Trust, has the sole voting and dispositive power with respect to these shares. Mr. Sturman, the former President, Chief Executive Officer and director of the Company, disclaims beneficial ownership of these shares.



 (7) Includes 3,610 shares subject to options exercisable within 60 days of November 20, 1996, held by Mr. Hon's wife. Mr. Hon disclaims beneficial ownership of these shares.



 (8) Includes 30,000 shares potentially issuable pursuant to a certain employment agreement within 60 days of November 20, 1996. See "Employment Agreements."



 (9) Includes (i) 17,073 shares currently held by DayStar, (ii) 3,125 shares to be issued to Mr. Wells and 21,875 shares to be issued to DayStar upon the closing of this Offering pursuant to the terms of the Bridge Financing and
     (iii) 43,313 shares to be issued to Mr. Wells pursuant to the terms of the Wells Consulting Agreement. Mr. Wells is the President of Larry Wells Co., the general partner of DayStar, a venture capital limited partnership.



(10) Includes 2,188 shares subject to options exercisable within 60 days of November 20, 1996.



(11) Includes 2,188 shares subject to options exercisable within 60 days of November 20, 1996.



(12) Includes 2,188 shares subject to options exercisable within 60 days of November 20, 1996.



(13) Includes 53,068 shares potentially issuable pursuant to certain consulting agreements within 60 days of November 20, 1996, 30,000 shares potentially issuable pursuant to a certain employment agreement within 60 days of November 20, 1996, 25,000 shares issuable upon the closing of this Offering, pursuant to the terms of the Bridge Financing, 29,684 shares issuable upon exercise of stock options that are exercisable within 60 days of November 20, 1996 and 10,934 shares held by Xinetix. Harold J. Walbrink, the Company's Vice President, Manufacturing, is the President of Xinetix.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the closing of this Offering, the authorized capital stock of the Company will consist of 10,000,000 shares of Common Stock, $0.01 par value ("Common Stock"), and 5,000,000 shares of Preferred Stock, $0.01 par value ("Preferred Stock").

COMMON STOCK


     At November 20, 1996, there were 3,127,708 shares of Common Stock outstanding and held of record by approximately 56 stockholders. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, except upon the closing of this Offering the holders of Common Stock will be entitled to cumulative voting rights with respect to the election of directors and as a consequence, certain minority stockholders will be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any shares of Preferred Stock issued in the future, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available for such purpose. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and shares of Common Stock to be outstanding upon completion of this Offering will be, fully paid and nonassessable.


PREFERRED STOCK

     Effective upon the closing of this Offering, the Board of Directors has the authority to issue up to 5,000,000 shares of the Preferred Stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including the dividend rights, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders, which could decrease the amount of earnings and assets available for distribution to holders of Common Stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock. Because the terms of the Preferred Stock may be fixed by the Board of Directors of the Company without stockholder action, the Preferred Stock could be issued quickly with terms calculated to defer or delay a proposed takeover of the Company, or to make the removal of the management of the Company more difficult.

     Effective upon the closing of this Offering, there will be no shares of Preferred Stock outstanding. The Company has no present intention of issuing any shares of Preferred Stock.


WARRANTS



     The following is a brief summary of certain provisions of the Warrants, but such summary does not purport to be complete and is qualified in all respects by reference to the actual text of the Warrant Agreement between the Company, the Representative, and Continental Stock Transfer & Trust Company (the "Warrant Agent"). A copy of the Warrant Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. See "Additional Information."



     Exercise Price and Terms. Each Warrant entitles the registered holder thereof to purchase, at any time over a four year period commencing one year after the date of this Prospectus, one share of Common Stock at a price per share of 160% of the price per share of the Shares sold in this Offering subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Warrant Agent, with the subscription form thereon properly completed and executed, together with payment of the exercise price. The Warrants may be exercised at any time in whole or in part at the applicable exercise price until expiration of the Warrants. No fractional shares will be issued upon the exercise of the Warrants.

     The exercise price of the Warrants bears no relationship to any objective criteria of value and should in no event be regarded as an indication of any future market price of the securities offered hereby.



     Adjustments. The exercise price and the number of shares of Common Stock purchasable upon the exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassifications of the Common Stock, or sale by the Company of shares of its Common Stock or other securities convertible into Common Stock at a price below the then-applicable exercise price of the Warrants. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving corporation) or sale of all or substantially all of the assets of the Company in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Warrant.



     Redemption Provisions. Commencing one year after the date of this Prospectus, the Warrants are subject to redemption at $0.05 per Warrant on 30 days' prior written notice to the warrantholders if the average closing bid price of the Common Stock as reported on the Nasdaq National Market equals or exceeds 300% of the initial public offering price per Share of Common Stock for any 20 trading days ending on the fifth trading day prior to the date of the notice of redemption. In the event the Company exercises the right to redeem the Warrants, such Warrants will be exercisable until the close of business on the business day immediately preceding the date for redemption fixed in such notice. If any Warrant called for redemption is not exercised by such time, it will cease to be exercisable and the holder will be entitled only to the redemption price.



     Transfer, Exchange and Exercise. The Warrants are in registered form and may be presented to the Warrant Agent for transfer, exchange or exercise at any time on or prior to their expiration date five years from the date of this Prospectus, at which time the Warrants become wholly void and of no value. If a market for the Warrants develops, the holder may sell the Warrants instead of exercising them. There can be no assurance, however, that a market for the Warrants will develop or continue.



     Warrantholder Not a Stockholder. The Warrants do not confer upon holders any voting, dividend or other rights as stockholders of the Company.



     Modification of Warrants. The Company and the Warrant Agent may make such modifications to the Warrants as they deem necessary and desirable that do not adversely affect the interests of the warrantholders. The Company may, in its sole discretion, lower the exercise price of the Warrants for a period of not less than 30 days on not less than 30 days' prior written notice to the warrantholders and the Representative. Modification of the number of securities purchasable upon the exercise of any Warrant, the exercise price and the expiration date with respect to any Warrant requires the consent of two-thirds of the warrantholders. No other modifications may be made to the Warrants without the consent of two-thirds of the warrantholders.



     A significant amount of the Securities offered hereby may be sold to customers of the Representative. Such customers subsequently may engage in transactions for the sale or purchase of such Securities through or with the Representative. Although it has no obligation to do so, the Representative currently intends to make a market in the Company's Securities and may otherwise effect transactions in such Securities. If it participates in the market, the Representative may exert a dominating influence on the market, if one develops, for the securities described in this Prospectus. Such market-making activity may be discontinued at any time. The price and liquidity of the Common Stock and the Warrants may be significantly affected by the degree, if any, of the Representative's participation in such market. See "Underwriting."



     The Warrants are not exercisable unless, at the time of the exercise, the Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants, and such shares have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the exercising holder of the Warrants. Although the Company will use its best efforts to have all the shares of Common Stock issuable upon exercise of the Warrants registered or qualified on or before the exercise date and to maintain a current prospectus relating thereto until the expiration of the Warrants, there can be no assurance that it will be able to do so.



     The Warrants are separately transferable immediately upon issuance. Although the Securities will not knowingly be sold to purchasers in jurisdictions in which the Securities are not registered or otherwise qualified for sale, purchasers may buy Warrants in the aftermarket or may move to jurisdictions in which the shares underlying the Warrants are not so registered or qualified during the period that the Warrants are exercisable. In this event, the Company would be unable to issue shares to those persons desirable to exercise their Warrants, and holders of Warrants would have no choice but to attempt to sell the Warrants in a jurisdiction where such sale is permissible or allow them to expire unexercised.


WARRANTS TO PURCHASE COMMON STOCK


     At November 20, 1996, there were outstanding warrants to purchase 48,774 shares of Common Stock at the initial public offering price, warrants to purchase 12,194 shares of Common Stock at 150% of the initial public offering price and warrants to purchase 12,194 shares of Common Stock at 160% of the initial public offering price.


     For a description of warrants to be sold to the Representative of the Underwriters in connection with this Offering, see "Underwriting."

REGISTRATION RIGHTS


     Pursuant to a Registration Rights Agreement dated May 24, 1996 (the "Registration Rights Agreement"), the holders of approximately 614,266 shares of Common Stock or their permitted transferees (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the Registration Rights Agreement, if the Company proposes to register any of its securities under the Securities Act for its own account, such Holders are entitled to include shares of such Common Stock therein, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in such registration. In addition, Holders of at least 40% (or a lesser percent if the anticipated aggregate offering price, net of underwriting discounts and commissions, would exceed $5,000,000) of the then outstanding registrable securities under the Registration Rights Agreement may, one year after this Offering, require the Company to prepare and file a registration statement under the Securities Act with respect to the shares entitled to demand registration rights, and the Company is required to use its best efforts to effect such registration, subject to certain conditions and limitations. The Company is not obligated to effect more than one of these stockholder-initiated registrations, or to effect such a registration 30 days prior to the Company's good faith estimate of the date of a filing of or 180 days after the effective date of a registration statement for an offering of the Company's securities, including this Offering, nor if the shares requested to be registered may be immediately registered on Form S-3. Holders of at least 20% of the outstanding registrable securities under the Registration Rights Agreement may request the Company to register such shares on Form S-3 provided the shares registered have an aggregate market value of at least $500,000. The Company is not obligated to effect more than two of these Form S-3 registrations in any 12 month period. Generally, the Company is required to bear the expense of all such registrations. The registration rights of the Holders expire: (i) three years following the sale of securities pursuant to a registration statement filed by the Company or (ii) when the registrable securities under the Registration Rights Agreement may be sold in compliance with Rule 144 of the Securities Act. The Registration Rights Agreement also provides Baxter with a one-time priority over all other parties to such agreement to register a number of shares of the Company's Common Stock which will result in gross proceeds of up $2,000,000 (but not less than $1,000,000). Baxter's right to exercise such right commences six months after this Offering and expires three years after this Offering.



     The Company has granted rights to register shares in certain Company initiated registrations to the Representative of the Underwriters and to the holders of warrants to purchase approximately 24,388 shares of the Company's Common Stock. See "Underwriting."

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law (the "Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     The holders of Common Stock are currently entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders other than the election of directors, in which event any holder may demand cumulative voting. Under cumulative voting, the holders of Common Stock are entitled to cast for each share held the number of votes equal to the number of directors to be elected. A holder may cast all of his or her votes for one nominee or distribute them among any number of nominees for election.

     An Amended and Restated Certificate of Incorporation has been approved by the Company's Board of Directors and stockholders, effective immediately prior to the closing of this Offering, which, among other things, requires that any action required or permitted to be taken by stockholders of the Company must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. The Company's Certificate of Incorporation, as amended, will also require special meetings of the stockholders of the Company be called only by the Board of Directors, the Chairman of the Board or the Chief Executive Officer or the holders of at least 10% of the outstanding shares of Common Stock. In addition, the Certificate of Incorporation and Bylaws of the Company, as amended, will require that stockholders give advance notice to the Company's secretary of any directorship nominations or other business to be brought by stockholders at any stockholders' meeting. The Company's Certificate of Incorporation, as amended, will also divide the Board of Directors into two classes of directors serving staggered two-year terms, with one class of directors to be elected at each annual meeting of stockholders. The classification of directors has the effect of making it more difficult to change the composition of the Board. See "--Common Stock," "--Preferred Stock" and "Risk Factors--Antitakeover Provisions." These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of the Company.


TRANSFER AGENT AND REGISTRAR AND WARRANT AGENT



     The Transfer Agent and Registrar for the Company's Common Stock and the Warrant Agent for the Warrants is Continental Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE


     Prior to this Offering, there has been no public market for the Common Stock of the Company. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. Upon completion of this Offering, the Company will have approximately 5,755,287 shares of Common Stock outstanding, assuming no exercise of the Representative's Warrants and no exercise of warrants and options to purchase approximately 477,364 shares of Common Stock outstanding as of the date of this Prospectus. Of these shares, the 2,000,000 Shares and the Warrants to purchase 2,000,000 shares of Common Stock sold in this Offering will be freely tradeable without restriction or further registration under the Securities Act, unless they are purchased by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act (which sales would be subject to certain limitations and restrictions described below).



     The remaining 3,755,287 shares of Common Stock may be sold in the public market only if registered or pursuant to an exemption from registration such as Rules 144 or 144(k) promulgated under the Securities Act. Except for those
shares sold in this Offering, approximately           shares of the Company's
Common Stock outstanding after this Offering will be subject to contractual lock-up agreements with the Company or the Underwriters. Specifically, each of the Company's executive officers, directors and certain stockholders who
together hold an aggregate of           shares of the Company's Common Stock
have executed lock-up agreements providing that they will not offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or agree to dispose of any shares of Common Stock (other than as permitted in this Offering) until 365 days (180 days in the case of shares acquired pursuant to the Purchase Plan) after the date of this Prospectus.


     Taking into account these lock-up agreements and provisions, unless registered by the Company, none of the shares outstanding prior to this Offering will be eligible for sale prior to April 15, 1998.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell in "brokers' transactions" or to market makers, within any three-month period a number of shares that does not exceed the greater of (a) one percent of the number of shares of Common Stock then outstanding (approximately 57,553 shares immediately after this Offering) or (b) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the required filing of a Form 144 with respect to such sale. Sales under Rule 144 are subject to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least three years, is entitled to sell such shares without having to comply with the manner of sale, public information, volume limitation or notice filing provisions of Rule 144. In addition, Rule 144A would permit the resale of restricted securities to qualified institutional buyers, subject to compliance with conditions of the Rule.


     The Company is unable to estimate the number of shares that may be sold under Rule 144 or otherwise because this will depend on the market price for the Common Stock of the Company, the individual circumstances of the sellers and other factors. Future sales of shares of Common Stock, or the availability for sale of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.

     Any employee, officer or director of or consultant to the Company who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions.


     As of November 20, 1996, (i) 384,692 shares of Common Stock are subject to outstanding options issued pursuant to the Prior Plan, (ii) 19,510 shares of Common Stock are subject to outstanding non-qualified stock options, (iii) 73,162 shares of Common Stock are subject to outstanding warrants and 615,308 additional shares are reserved for issuance under the Plan. See "Management--Benefit Plans." The Company intends to file a registration statement under the Securities Act on Form S-8 covering an aggregate of approximately 1,200,000 shares of Common Stock reserved for issuance under its Plan and the Purchase Plan. Such registration statement is expected to be filed as soon as practicable after the effectiveness of this Offering and will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for resale by nonaffiliates in the public market, subject to any vesting restrictions with the Company or any contractual restrictions.

                                  UNDERWRITING


     The Underwriters named below, for whom National Securities Corporation is acting as the Representative have agreed, subject to the terms and conditions of the Underwriting Agreement between the Company and the Underwriters (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters on a firm commitment basis, the respective number of Shares of Common Stock and Warrants set forth opposite their respective names.



                                                                   NUMBER OF
                                                                   SHARES OF     NUMBER OF
                            UNDERWRITER                           COMMON STOCK    WARRANTS
    ------------------------------------------------------------  ------------   ----------
    National Securities Corporation.............................
              Total.............................................



     The Underwriters are committed to purchase all the Shares of Common Stock and the Warrants offered hereby, if any of such shares are purchased. The Underwriting Agreement provides that the obligations of the several Underwriters are subject to conditions precedent specified therein.



     The Underwriters have advised the Company that they propose to offer to the public at the offering prices set forth on the cover page of this Prospectus and to certain dealers at such prices less concessions of not in excess of $____ per Share and $____per Warrant. Such dealers may re-allow a concession not in excess of $____ per Share and $____per Warrant to certain other dealers. After the commencement of this Offering, the public offering price, concession and reallowance may be changed by the Representative. The Representative has informed the Company that it does not expect sales to discretionary accounts by the Underwriters to exceed five percent of the shares offered by the Company hereby.



     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make. The Company has also agreed to pay to the Representative an expense allowance on a nonaccountable basis equal to two percent of the gross proceeds derived from the sale of the Securities underwritten.



     The Company has granted to the Underwriters an over-allotment option exercisable during the 45 day period from the date of this Prospectus, to purchase up to an additional 300,000 Shares of Common Stock and/or 300,000 Warrants at the public offering price per Share and Warrant, respectively, offered hereby, less underwriting discounts and the expense allowance. Such option may be exercised only for the purpose of covering over-allotments, if any, incurred in the sale of the Securities offered hereby. To the extent such option is exercised in whole or in part, each Underwriter will have a firm commitment, subject to certain conditions, to purchase a number of the additional shares proportionate to its initial commitment.



     In connection with this Offering the Company has agreed to sell to the Representative, for nominal consideration, warrants to purchase from the Company up to 200,000 Shares of Common Stock and/or 200,000 Warrants (the "Representative's Warrants"). The Representative's Warrants are initially exercisable at a price equal to 140% of the price per Share and price per Warrant, respectively, sold pursuant this Offering for a three year period commencing at the beginning of the first year after their issuance and sale and are restricted from sale, transfer, assignment or hypothecation for a period of one year from the date hereof, except to officers of the Representative and Underwriters. The Representative's Warrants provide for adjustments in the exercise price of the Representative's Warrants upon the occurrence of certain events, including the subdivision or combination by the Company of outstanding shares of Common Stock and the payment by the Company of a stock dividend. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving corporation) or sale of all or substantially all of the assets of the Company in order to enable warrantholders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of the number of shares of Common Stock that might otherwise have been purchased upon the exercise of the Representative's Warrants. The Representative's Warrants grant to the holders thereof certain rights of registration for the securities issuable upon exercise of the Representative's Warrants.



     The Company, all of the Company's officers, directors and all beneficial holders of more than 5% of the issued and outstanding capital stock of the Company, as well as all holders of all options, warrants or outstanding securities exchangeable for or convertible into more than 5% of the issued and outstanding capital stock of the Company, have agreed not to, directly or indirectly, offer, offer to sell, sell, grant an option for the purchase or sale of, transfer, pledge, assign, or hypothecate any securities of the Company or otherwise dispose of any beneficial interest in such securities for a period of 365 days following the date of this Prospectus, without the prior written consent of the Representative.



     For five years following the effective date of this Offering, the Representative shall have the right to designate for election one person to the Board of Directors of the Company. In the event the Representative does not designate such person, it has the right to designate one person to attend meetings of the Board of Directors. Such person shall be entitled to attend all such meetings and to receive all notices and other correspondence and communications sent by the Company to members of its Board of Directors. The Company has agreed to reimburse the designee of the Representative for such designee's out-of-pocket expenses incurred in connection with his attendance of meetings of the Company's Board of Directors.



     Prior to this Offering, there has been no public market for the Common Stock or the Warrants. Consequently, the initial public offering price of the Securities has been determined by negotiation between the Company and the Representative and does not necessarily bear any relationship to the Company's asset value, net worth, and other established criteria of value. Factors considered in such negotiations, in addition to prevailing market conditions, include the history of and prospects for the industry in which the Company competes, an assessment of the Company's management, the prospects of the Company, its capital structure and certain other factors as were deemed relevant.



     Upon the exercise of any Warrants more than one year after the date of this Prospectus, which exercise was solicited by the Representative, and to the extent not inconsistent with the guidelines of the NASD and the Rules and Regulations of the Commission, the Company has agreed to pay the Representative a commission which shall not exceed five percent of the aggregate exercise price of such Warrants in connection with bona fide services provided by the Representative relating to any warrant soliciation undertaken by the Representative. In addition, the individual must designate the firm entitled to payment of such warrant soliciation fee. However, no compensation will be paid to the Representative in connection with the exercise of the Warrants if (a) the market price of the Common Stock is lower than the exercise price, (b) the Warrants were held in a discretionary account, or (c) the exercise of the Warrants is not solicited by the Representative. Unless granted an exemption by the Commission from its Rule 10b-6 under the Exchange Act the Representative will be prohibited from engaging in any market-making activities with regard to the Company's securities for the period from nine business days (or other such applicable periods as Rule 10b-6 may provide) prior to any solicitation of the exercise of the Warrants until the later of the termination of such solicitation activity or the termination (by waiver or otherwise) of any right the Representative may have to receive a fee. As a result, the Representative may be unable to continue to provide a market for the Common Stock or Warrants during certain periods while the Warrants are exercisable. If the Representative has engaged in any of the activities prohibited by Rule 10b-6 during the periods described above, the Representative undertakes to waive unconditionally its rights to receive a commission on the exercise of such Warrants.



     The foregoing is a summary of the principal terms of the agreements described above and does not purport to be complete. Reference is made to a copy of each such agreement, which is filed as an exhibit to the Registration Statement. See "Additional Information."

                                 LEGAL MATTERS



     The validity of the Common Stock offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, San Diego, California. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Camhy Karlinsky & Stein LLP, New York, New York.


     Various portions of the statements in this Prospectus under the captions "Risk Factors--Patents and Proprietary Technology," and "Business--Patents and Proprietary Rights" and other references to intellectual property have been reviewed and approved by various firms. These include Crutsinger & Booth of Dallas, Texas, Pandisico & Pandisico of Waltham, Massachusetts and Finnegan, Henderson, Farabow, Garrett & Dunner, L.L.P. of Washington, D.C.

                                    EXPERTS


     The financial statements of Interact Medical Technologies Corporation included in this Prospectus have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, which report contains an explanatory paragraph regarding uncertainties as to the ability of the Company to continue as a going concern, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


     The financial statements of Medical Media Systems included in this Prospectus have been audited by Robert E. Moses, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to such exhibit. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office in Washington, D.C. 20549, and copies of all or any part thereof may be obtained at the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of fees prescribed by the Commission. Also, the Commission maintains a World Wide WebSite on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
INTERACT MEDICAL TECHNOLOGIES CORPORATION
Pro Forma Condensed Financial Information.............................................   F-2
Unaudited Pro Forma Statements of Operations..........................................   F-3
Report of Independent Certified Public Accountants....................................   F-4
Balance Sheets........................................................................   F-5
Statements of Operations..............................................................   F-6
Statements of Stockholders' Equity (Deficit)..........................................   F-7
Statements of Cash Flows..............................................................   F-8
Notes to Financial Statements.........................................................   F-9
MEDICAL MEDIA SYSTEMS
Report of Independent Certified Public Accountants....................................  F-20
Balance Sheets........................................................................  F-21
Statements of Operations..............................................................  F-22
Statement of Changes in Partners' Equity..............................................  F-23
Statements of Cash Flows..............................................................  F-24
Notes to Financial Statements.........................................................  F-26

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION

                   PRO FORMA CONDENSED FINANCIAL INFORMATION


     The following unaudited pro forma condensed information has been prepared in accordance with guidelines established by regulations promulgated by the Securities and Exchange Commission. The unaudited pro forma statements of operations for the year ended December 31, 1995 and for the nine months ended September 30, 1996 include the results of operations of Ixion and MMS for the respective periods presented and give effect to the pro forma adjustments as if all such transactions had occurred at the beginning of the respective periods.



     The mid-point of the projected $7.00 to $9.00 initial public offering price range has been utilized as a factor in the determination of the MMS purchase price. To the extent that the offering price is higher or lower than that utilized in purchase accounting, the purchase price to allocate could increase or decrease. Further, the fair values at acquisition of identifiable intangible assets have been determined based upon estimates prepared by Company management utilizing, among other considerations, discounted cash flow projections. To the extent that these estimates are updated or supplemented by independent appraisal, amounts allocated to intangible assets could increase or decrease.


     The following pro forma adjustments have been determined on the basis as described below:


     1. The business combination involving MMS and Ixion is accounted for utilizing the purchase method of accounting. Inasmuch as the former Ixion stockholders own a majority of Interact Stock after the merger, Ixion is considered to be the acquiring corporation for purposes of purchase accounting, and the predecessor entity to Interact for purposes of financial reporting. The estimated fair value attributed to Interact Stock issued to former MMS stockholders was $5,150,000.



     2. Fees paid in the estimated amount of $235,000 that were directly attributable to the May 1996 business combination have been included in the purchase price allocated to the MMS acquisition.



     3. The total purchase price, including assumed liabilities at their estimated fair values (which approximates book value), is allocated to assets acquired based upon preliminary estimates of fair values. Assets acquired include tangible assets (which fair values are estimated to approximate book value) and identifiable intangible assets, such as products in varying stages of development, including those at or near commercial availability, and those having and/or not having reached a stage of technological feasibility. The estimated value of products in development which are considered to have attained technological feasibility, as such term is defined and interpreted in accordance with generally accepted accounting principles, are capitalized at their estimated fair value of approximately $2.3 million and are amortized over lives of five years. The estimated value of products in development which are not deemed to have attained technological feasibility, as defined, are capitalized in purchase accounting at their estimated fair values of approximately $2.2 million and immediately expensed subsequent to recording the business combination. If the estimated fair value of the investment in products not having attained technological feasibility were to increase, the amount immediately expensed would increase. The estimated fair value of approximately $1.1 million relating to identifiable intangible assets attributable to contracts and agreements are capitalized and amortized over five years. The total of estimated fair values of assets acquired reasonably approximated the total purchase price and accordingly, no goodwill was recorded. If the estimated fair value of identifiable intangible assets were to decrease by approximately $500,000 or more, goodwill would be recorded.



     4. Increased amortization expense results from the purchase price allocation to the assets acquired in accordance with APB Opinion No. 16 based on preliminary estimates of fair value.


     5. Conversion of approximately $503,000 of accrued payables to certain employees and consultants for approximately 62,000 shares of Interact Stock and payment of payroll related withholdings.

     6. Receipt of $2 million cash pursuant to issuance of a convertible promissory note bearing interest at prime plus 2%, and increased related interest expense.

     These pro forma condensed financial statements are not necessarily indicative of future financial positions or results of operations of the Company and should be read in conjunction with the financial statements of Ixion and MMS included elsewhere in this prospectus.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                                                                             PRO FORMA      INTERACT
                                                    IXION         MMS       ADJUSTMENTS     PRO FORMA
                                                   --------     -------     -----------     ---------
Revenues.........................................  $    266     $   --        $    --        $   266
                                                    -------     -------       -------        -------
Expenses:
  Research and development.......................     1,332      1,540            676(a)       3,548
  Selling, general and administrative............     1,124        394             --          1,518
                                                    -------     -------       -------        -------
                                                      2,456      1,934            676          5,066
                                                    -------     -------       -------        -------
Loss before interest.............................    (2,190)    (1,934 )         (676)        (4,800)
Interest expense (income)........................       132        (13 )          205(b)         324
                                                    -------     -------       -------        -------
Net loss(d)......................................  $ (2,322)    $(1,921)      $  (881)       $(5,124)
                                                    =======     =======       =======        =======
Pro forma net loss per share(d)..................                                            $ (1.82)(c)(f)
                                                                                             =======



                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996



                                                                             PRO FORMA      INTERACT
                                                   INTERACT     MMS(E)      ADJUSTMENTS     PRO FORMA
                                                   --------     -------     -----------     ---------
Revenues.........................................  $     59     $   --        $    --        $    59
                                                    -------     -------       -------        -------
Expenses:
  Research and development.......................     1,501        434             98(a)       2,033
  Selling, general and administrative............     1,758        113             --          1,871
  Writeoff of certain intangible assets recorded
     in purchase accounting......................     2,251         --         (2,251)(d)         --
                                                    -------     -------       -------        -------
                                                      5,510        547         (2,153)         3,904
                                                    -------     -------       -------        -------
Loss before interest.............................    (5,451)      (547 )        2,153         (3,845)
Interest expense (income)........................     1,017        (13 )           31(b)       1,035
                                                    -------     -------       -------        -------
Net loss(d)......................................  $ (6,468)    $ (534 )      $(2,184)       $(4,880)
                                                    =======     =======       =======        =======
Pro forma net loss per share(d)..................                                            $ (1,62)(c)(f)
                                                                                             =======


---------------

(a) To reflect pro forma increased amortization charges resulting from the allocation of the purchase price paid for MMS. Such amortization was based upon estimated remaining useful lives of five years for intangible assets.


(b) To record pro forma interest expense on convertible promissory note.


(c) Calculated on the basis of approximately 2,814,000 and 3,015,000 weighted average shares of Interact Stock, for the year ended December 31, 1995 and the nine months ended September 30, 1996, respectively. Stock options were not included in such computations as the effects were antidilutive.



(d) In accordance with guidelines established by the SEC, pro forma net loss does not include approximately $2.2 million of expense recorded immediately subsequent to recording the business combination relating to the estimated fair value of intangible assets acquired associated with products in development which have not been determined to have yet attained technological feasibility.



(e) MMS results of operations for 1996 are for the period January 1 through May 24, 1996, the date of the business combination. MMS results of operation for May 25 through September 30, 1996 are included in Interact results of operations.



(f) Pro forma net loss per share as calculated above does not give effect to the conversion of a $2 million promissory note and related issuance of approximately 250,000 shares, which is to occur in the event that the Company's initial public offering occurs prior to February 28, 1997. The Company's supplemental pro forma loss per share calculated by adding back related interest expense and increasing average shares outstanding would be $(1.61) for the year ended December 31, 1995 and $(1.46) for the nine months ended September 30, 1996.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Interact Medical Technologies Corporation

     We have audited the accompanying balance sheets of Interact Medical Technologies Corporation, effective May 24, 1996 the successor entity to Ixion, Inc., (the "Company"), as of December 31, 1994 and 1995 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements present fairly, in all material respects, the financial position of Interact Medical Technologies Corporation as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the three years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred operating losses and has stockholders' and working capital deficiencies that raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                          BDO SEIDMAN, LLP

Seattle, Washington
April 25, 1996, except as to
Notes 1 and 10, which are as of
June 26, 1996

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                                 BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                             DECEMBER 31,
                                                           -----------------     SEPTEMBER 30, 1996
                                                           1994       1995       ------------------
                                                           -----     -------        (UNAUDITED)
CURRENT ASSETS
  Cash and cash equivalents..............................  $ 207     $    --           $   88
  Other current assets...................................     28           1               35
                                                           -----     -------           ------
          Total Current Assets...........................    235           1              123
EQUIPMENT AND SOFTWARE, net of accumulated depreciation
  and amortization.......................................    254         237              870
INVESTMENT IN PRODUCT DEVELOPMENT AND DISTRIBUTION
  AGREEMENT, net of accumulated amortization (Note 10)...     --          --            3,189
Deferred Debt Issue Costs, net of accumulated
  amortization (Note 11).................................     --          --            2,564
Deferred Stock Issue Costs...............................     --          --              233
                                                           -----     -------           ------
          Total Assets...................................  $ 489     $   238           $6,979
                                                           =====     =======           ======
CURRENT LIABILITIES
  Accounts payable and accrued liabilities...............  $ 128     $   478           $1,174
  Accrued payroll and related............................     --          71               67
  Advances due to stockholders (Note 6)..................     45          95               95
  Accrued payables due to stockholders (Note 6)..........     88         342               47
  Notes payable and accrued interest (Note 4)............    192       1,014            2,136
  Notes payable due to stockholder (Note 10).............     --          --            2,621
                                                           -----     -------           ------
          Total Current Liabilities......................    453       2,000            6,140
                                                           -----     -------           ------
NONCURRENT PORTION OF PATENT RIGHTS OBLIGATION DUE TO
  STOCKHOLDER(NOTE 6)....................................     --          --              124
                                                           -----     -------           ------
COMMITMENTS AND CONTINGENCIES (NOTE 9)
STOCKHOLDERS' EQUITY (DEFICIT)
  Preferred Stock, no par value, 1 million shares
     authorized, none issued.............................     --          --               --
  Common Stock and additional paid in capital, $0.01 par
     value, 10 million shares authorized, 1,199,036,
     1,332,447 and 3,115,514 shares issued and
     issuable............................................    646       1,170           10,115
  Accumulated Deficit....................................   (610)     (2,932)          (9,400)
                                                           -----     -------           ------
          Total Stockholders' Equity (Deficit)...........     36      (1,762)             715
                                                           -----     -------           ------
          Total Liabilities and Stockholders' Equity
            (Deficit)....................................  $ 489     $   238           $6,979
                                                           =====     =======           ======


                See accompanying notes to financial statements.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                            STATEMENTS OF OPERATIONS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                 NINE MONTHS ENDED
                                            YEARS ENDED DECEMBER 31,               SEPTEMBER 30
                                          -----------------------------     ---------------------------
                                           1993       1994       1995          1995            1996
                                          ------     ------     -------     -----------     -----------
                                                                            (UNAUDITED)     (UNAUDITED)
REVENUES................................  $1,359     $1,237     $   266       $   266         $    59
                                          ------     ------     -------        ------         -------
EXPENSES
  Research and development..............     951      1,189       1,332         1,044           1,501
  Sales and marketing...................      46        109         244           201              93
  General and administrative............     217        191         226           145             643
  Financing, legal and other
     consulting.........................     153        288         654           596           1,022
  Write-off of intangible assets
     recorded in purchase accounting for
     certain products in development
     (Note 10)..........................      --         --          --            --           2,251
                                          ------     ------     -------        ------         -------
          Total Expenses................   1,367      1,777       2,456         1,986           5,510
                                          ------     ------     -------        ------         -------
Loss Before Interest Expense............      (8)      (540)     (2,190)       (1,720)         (5,451)
Interest Expense........................      --          9         132            73           1,017
                                          ------     ------     -------        ------         -------
Net Loss................................  $   (8)    $ (549)    $(2,322)      $(1,793)        $(6,468)
                                          ======     ======     =======        ======         =======
Net Loss Per Share......................  $(0.01)    $(0.45)    $ (1.67)      $ (1.32)        $ (2.81)
                                          ======     ======     =======        ======         =======


                See accompanying notes to financial statements.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                  STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
                                 (IN THOUSANDS)


                                                        COMMON STOCK
                                                     ------------------     ACCUMULATED
                                                     SHARES     AMOUNT        DEFICIT        TOTAL
                                                     ------     -------     -----------     -------
BALANCE, January 1, 1993...........................    366      $   617       $   (53)      $   564
Shares issued for other than cash..................    817            2            --             2
Net Loss...........................................     --           --            (8)           (8)
                                                     -----       ------       -------       -------
BALANCE, December 31, 1993.........................  1,183          619           (61)          558
Shares issued for other than cash..................     16           27            --            27
Net loss...........................................     --           --          (549)         (549)
                                                     -----       ------       -------       -------
BALANCE, December 31, 1994.........................  1,199          646          (610)           36
Shares issued for other than cash..................    131          501            --           501
Issuance of compensatory options...................     --           22            --            22
Shares issued for exercise of options..............      3            1            --             1
Net loss...........................................     --           --        (2,322)       (2,322)
                                                     -----       ------       -------       -------
BALANCE, December 31, 1995.........................  1,333        1,170        (2,932)       (1,762)
Shares issued for other than cash (unaudited)......     20          524            --           524
Shares issued in connection with acquisition of MMS
  (unaudited)......................................  1,257        5,157            --         5,157
Shares issued upon conversion of accrued payables
  to stockholders (unaudited)......................     62          467            --           467
Shares issued upon extension of debt maturity date
  (unaudited)......................................    444        2,797            --         2,797
Net loss (unaudited)...............................     --           --        (6,468)       (6,468)
                                                     -----       ------       -------       -------
BALANCE, September 30, 1996 (unaudited)............  3,116      $10,115       $(9,400)      $   715
                                                     =====       ======       =======       =======


                See accompanying notes to financial statements.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)


                                                     YEARS ENDED DECEMBER
                                                             31,
                                                    ----------------------
                                                    1993   1994     1995
                                                    ----   -----   -------          NINE MONTHS
                                                                                ENDED SEPTEMBER 30,
                                                                             -------------------------
                                                                                1995          1996
                                                                             -----------   -----------
                                                                             (UNAUDITED)   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss..........................................  $ (8)  $(549)  $(2,322)    $(1,793)      $(6,468)
Adjustments to reconcile net loss to net cash used
  by operating activities
Write off of intangible assets....................    --      --        --          --         2,251
Depreciation......................................    67      81        95          69           208
Amortization......................................    --       3        78          40           964
Other non-cash consulting expense.................     2      14       321         321           505
Increase (decrease) in accounts payable and
  accrued liabilities.............................   (56)     66       350         290           354
Increase (decrease) in accrued payroll and
  related.........................................    --      --        71          41            (4)
Increase in accrued payables to stockholders......    --      88       254         162          (297)
Other.............................................   (82)     41        74          55            (2)
                                                    ----   ------  --------     ------      --------
     Net Cash Used by Operating Activities........   (77)   (256)   (1,079)       (815)       (2,489)
                                                    ----   ------  --------     ------      --------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of equipment............................   (91)    (61)      (78)        (43)         (323)
                                                    ----   ------  --------     ------      --------
     Net Cash Used by Investing Activities........   (91)    (61)      (78)        (43)         (323)
                                                    ----   ------  --------     ------      --------
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of notes payable...........    --     200     1,000         700         1,100
Proceeds from issuance of convertible notes
  payable to stockholder..........................    --      --        --          --         2,000
Advances from stockholders, net of repayments.....    --      45        50          --            --
Repayment of notes payable........................    --      --      (100)         --          (200)
                                                    ----   ------  --------     ------      --------
     Net Cash Provided by Financing Activities....    --     245       950         700         2,900
                                                    ----   ------  --------     ------      --------
     Net Increase (Decrease) in Cash and Cash
       Equivalents................................  (168)    (72)     (207)       (158)           88
CASH AND CASH EQUIVALENTS
Beginning of period...............................   447     279       207         207            --
                                                    ----   ------  --------     ------      --------
End of period.....................................  $279   $ 207   $    --     $    49       $    88
                                                    ====   ======  ========     ======      ========


                See accompanying notes to financial statements.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. DESCRIPTION OF BUSINESS, MERGER, AND LIQUIDITY AND CAPITAL RESOURCES


     MERGER -- As more fully described in Note 10 -- Subsequent Events, Ixion, Inc. ("Ixion") entered into a Merger Agreement pursuant to which, among other things, effective May 24, 1996, Ixion merged with and into a recently incorporated entity, Interact Medical Technologies Corporation ("Interact") (the "Merger"), which immediately preceding such merger had acquired the partnership interests of Medical Media Systems, a development stage partnership ("MMS"). Immediately prior to the Merger, former MMS partners (the "MMS Partners") owned all outstanding shares of Interact common stock ("Interact Stock"). Effective upon the Merger, Ixion common stock converted into .48774 shares of Interact Stock, and Interact received $2 million cash from Baxter Medical Media Holdings, Inc. ("Baxter"), one of the MMS Partners, in exchange for a short-term promissory note, which is convertible, under certain circumstances, into Interact Stock. Other outstanding warrants, options or other commitments to issue Ixion common stock also were provided with similar rights to acquire Interact Stock. This business combination has been accounted for utilizing purchase accounting. Inasmuch as former Ixion stockholders own the majority of Interact Stock after the merger, Ixion is considered to be the acquiring corporation for purposes of purchase accounting and the predecessor entity to Interact for purposes of financial reporting. Accordingly, the former shareholder interests of Ixion carryover to Interact.


     FINANCIAL STATEMENT PRESENTATION -- These financial statements represent those of Interact Medical Technologies Corporation which, subsequent to May 24, 1996, includes what were formerly the separate businesses of Ixion and MMS, both of which were combined with and into Interact, the sole remaining corporate entity. References in these financial statements to the "Company" as of or for periods subsequent to May 24, 1996 shall refer to Interact, and as of or for periods prior to May 24, 1996 shall refer to Ixion, the predecessor entity to Interact for purposes of financial reporting.

     DESCRIPTION OF BUSINESS -- The Company, through the division of what was previously Ixion, is engaged in designing and developing patented medical procedures training simulators for the medical community and creating interactive, virtual reality ("IVR") medical software. Ixion has developed IVR medical software and multi-media procedures simulators, which offer a unique and proprietary system dedicated to minimally invasive medical training and quantitative performance evaluation primarily for physicians. The IVR simulator consists of interrelated computer systems and components, a lifelike mannequin or body part section, and mathematical and multi-media, interactive, virtual reality capabilities, techniques and formulas, which are incorporated into each software program for a particular medical procedure. The Company, through the division of what was previously MMS, is engaged in research, development and commercialization of virtual reality and other advanced visualization as it pertains to an operating room in a medical environment.

     OPERATIONS -- Ixion started designing and constructing medical procedures simulators in 1987, specifically focused on diagnostic and therapeutic procedures. In 1992 and 1993, laparoscopic simulators were developed pursuant to a contract with a large pharmaceutical corporation and continued to provide research and development services through 1994. Since 1995, Ixion has been engaged in product and business development activities, and its resources have been dedicated to the research and development of products based upon expertise in digital medical imaging and interactive software programming. The Company does not believe that certain of its proposed products will be commercially viable absent significant further development and certain technological advances, and there can be no assurance that development will be completed or advances will be achieved.

     LIQUIDITY AND CAPITAL RESOURCES -- Since 1994, the Company has incurred operating losses which have been funded primarily by contract revenues during 1994 and early 1995, and bridge debt financing since that time. The Company has had, and continues to have, a net working capital deficit and net stockholders' deficit that raise substantial doubt about the Company's ability to continue as a going concern. Subsequent to

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 1. DESCRIPTION OF BUSINESS, MERGER, AND LIQUIDITY AND CAPITAL RESOURCES (CONTINUED)
December 31, 1995 and prior to the Merger, Ixion raised additional bridge debt funds of $900,000, and otherwise financed its operations through the continued forbearance of its creditors, many of whom are Company stockholders.


     In connection with the Merger, Interact received $2 million cash pursuant to a short-term, convertible promissory note payable to Baxter. Interact continues to be in the process of fund raising, including a common stock public offering to raise up to an additional $15 million. The Company intends to use a portion of the net proceeds of such offering to repay approximately $3 million of existing indebtedness, representing the outstanding balance on certain promissory notes issued to stockholders. The Company also expects to use the net proceeds for commercialization of products, research and development, capital expenditures, working capital and general corporate purposes. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including future revenue growth, the amount of cash generated by the Company's operations, the progress of the Company's development projects, availability of sufficient funding for such expenditures, the timing of regulatory approvals, technological advances and the status of competitive products.


     The Company expects to continue to incur substantial losses over at least the next several years as the Company's development, testing, marketing and manufacturing scale-up efforts expand. To achieve profitability and increased sales levels, the Company must, among other things, establish and increase market acceptance of its products, respond effectively to competitive pressures, offer high quality customer service and support, introduce on a timely basis products incorporating its technologies and advanced versions and enhancements to its products, and successfully market and support advanced versions and enhancements. There can be no assurance that the Company will complete the development of any product, or that products developed will achieve market acceptance, or that the Company will ever produce significant levels of revenue or achieve sustainable profitability.

     The Company's ability to meets its anticipated future obligations and continue as a going concern depends upon raising sufficient capital to fund its operations and finance its contemplated business expansion, and achieving profitable operations. The development and commercialization of the Company's products will require substantial funds. The Company's future capital requirements will depend on many factors, including the time and costs involved in obtaining any required regulatory approvals, the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims, competing technological and market developments, the cost of manufacturing scale-up and effective commercialization activities and arrangements, continued progress in its development programs and the magnitude of those programs. The Company intends to seek additional funding through public or private financings. There can be no assurance that additional financing will be available on acceptable terms or at all. If adequate funds are not available, the Company may be required to delay, scale back or eliminate one or more of its development programs or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish certain rights to certain of its technologies or products that the Company would not otherwise relinquish.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


     INTERIM FINANCIAL STATEMENTS -- The interim financial data as of and for the nine months ended September 30, 1995 and 1996 is unaudited; however, in the opinion of Company management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of results for the interim periods. The 1996 interim period results of operations are not necessarily indicative of results for the entire year.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     USE OF ESTIMATES -- The Company's financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates.

     CASH AND CASH EQUIVALENTS -- Cash and cash equivalents are comprised primarily of funds on deposit with banks.

     REVENUE RECOGNITION -- The Company records revenue as contract services or deliverables are provided and records fees for royalty payments, which, to date represent minimum royalties, as revenue upon receipt.

     EQUIPMENT AND SOFTWARE -- Equipment and software is recorded at cost less accumulated depreciation based on assets' estimated useful lives of five years. Depreciation is computed using primarily straight-line methods. Maintenance and repairs are expensed while major improvements are capitalized.

     FAIR VALUE OF FINANCIAL INSTRUMENTS -- Accrued payables and advances due to stockholders are due on demand. Due to the related party nature and uncertainty of the timing of actual repayment, the Company cannot estimate the fair value of such financial instruments. The carrying value of notes payable represents the face value of such notes less unamortized original issue discount. The recording of original issue discount for the estimated fair value of the Company's stock issued together with the notes payable results in an approximation of fair value of such notes.

     INCOME TAXES -- Income taxes are accounted for utilizing the liability method. Deferred income taxes are provided to represent the tax consequence on future years for temporary differences between tax and financial reporting basis of assets and liabilities. A valuation allowance has been provided for the total amount of deferred tax assets which would otherwise be recorded for income tax benefits, primarily relating to operating loss carryforwards, as realization is not more likely than not.

     SOFTWARE -- Costs related to conceptual formulation and design of software programs utilized in Company products are expensed as research and development. Costs incurred subsequent to establishment of technological feasibility, but prior to the product being available for sale, would be capitalized and amortized over estimated productive lives, expected to range from three to five years.

     COMMON STOCK AND STOCK SPLIT -- The Company records issuances of its common stock and grants or issuances of options or warrants to acquire such stock at the amount of cash received or, if issued for other than cash consideration, at the estimated fair value of such security at the date of issuance or grant. To the extent that options are issued or granted with an exercise price less than the estimated fair value of common stock at the date of grant ("compensatory" options), the Company records an increase in amounts ascribed to common stock and expense for such difference.

     On May 24, 1996, Ixion shares converted into .48774 Interact shares. The effect is equivalent to having effected a .48774 for 1 reverse stock split. All share and per share information presented in these financial statements give effect to this reverse stock split.

     NET LOSS PER SHARE -- Net loss per share is computed by dividing net loss by the weighted average number of shares outstanding. Pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 83, common stock issued for consideration below the expected offering price during the twelve-month period preceding an initial public offering, together with common stock options and warrants issued during such period with exercise prices below the expected offering price, have been included in the calculation of

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

common shares utilizing the treasury stock method as if they were outstanding for all periods presented. The weighted average number of shares of common stock outstanding for the calculation of net loss per share approximated 537,000, 1,232,000 and 1,393,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and (unaudited) 1,359,000 and 2,302,000 for the nine months ended September 30, 1995 and 1996, respectively.


     EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS -- Recently issued accounting standards having relevant applicability to the Company consist primarily of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), which establishes accounting standards for, among other things, the impairment of long-lived assets and certain identifiable intangibles, and SFAS No. 123 ("SFAS No. 123"), which establishes standards for accounting for stock-based compensation. SFAS No. 121 and SFAS No. 123 are effective for fiscal years beginning after December 15, 1995. SFAS No. 121 is not expected to have a significant effect, if any, in the Company's financial condition or results of operations. It is not expected that the Company will adopt the "fair value based method" of accounting for stock options, which is encouraged by SFAS No. 123, but rather will continue to account for such, utilizing the "intrinsic value based method" as is allowed by that statement.

NOTE 3. MAJOR CUSTOMER AND CONTRACT REVENUES

     During 1993, 1994 and 1995, all of the Company's revenues were received from a single customer pursuant to terms of research and license agreements. During 1995 revenues included a minimum royalty payment for one of the Company's products. Under certain circumstances, the licensee could obtain exclusive rights for the sale and distribution of this specific product, during which period the Company could receive additional future royalty payments.

NOTE 4. NOTES PAYABLE

     Notes payable and accrued interest are comprised of the following (thousands of dollars):


                                                             DECEMBER 31,       SEPTEMBER 30,
                                                           ----------------     -------------
                                                           1994       1995          1996
                                                           -----     ------     -------------
                                                                                 (UNAUDITED)
    Promissory notes 8%, due September 1996..............  $ 200     $1,100        $ 2,000
    Original issue discount, net of accumulated
      amortization of $3, $81 and $657...................    (12)      (136)            --
                                                           -----     ------         ------
                                                             188        964          2,000
    Accrued interest.....................................      4         50            136
                                                           -----     ------         ------
    Notes payable and accrued interest...................  $ 192     $1,014        $ 2,136
                                                           =====     ======         ======


     The promissory notes (the "Notes") are unsecured and bear interest at an annual rate of 8%. In connection with Note borrowings, holders of such Notes are entitled to receive that number of shares of the Company's common stock ("Common Stock") which have a value equal to the face amount of the Notes. As set forth in the offering memorandum pursuant to which the Notes were issued, for each $25,000 of Notes, the holder is entitled to receive 2,500 shares, subject to adjustment, of Common Stock upon the Company's initial public offering, on the basis of such offering price at $10 per share. In the event the initial offering price is more than $10 per share, the Note holder would receive fewer shares, and conversely, if the price is less than $10 per share, the Note holder would receive more shares. The Company has recorded the estimated fair value

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 4. NOTES PAYABLE (CONTINUED)
of shares issuable as an increase in common stock and as original issue discount. Original issue discount is amortized on a straight line basis over the life of related debt.

     The Notes may be extended, at the Company's option until September 1, 1997, in such event the Company shall issue to the holder of such Notes shares of the Company's common stock at the rate of 2,439 shares for each $25,000 principal amount of Notes extended. See Note 11 -- Events (Unaudited) Subsequent to Date of Report of Independent Certified Public Accountants regarding issuance of common stock upon note extension.

     Additionally, during 1995, the Company borrowed and repaid $100,000 under terms of a 90-day unsecured 8% promissory note.

     Average borrowings outstanding during 1994 and 1995 approximated $67,000 and $578,000, respectively.

NOTE 5. COMMON STOCK AND STOCK OPTIONS

     During 1994 and 1995, the Company issued common stock to certain consultants in consideration for, among other things, marketing, strategic planning, legal and other financial related services. During 1994 and 1995, the Company recorded expense of approximately $14,000 and $321,000, respectively, relating to such issuances of stock, which are recorded at the approximate fair value of securities issued.


     Some of the Company's consulting agreements provide for future issuances and vesting of Company common stock and options to acquire Company common stock under certain circumstances. Approximately 21,948 shares in 1996 and 15,242 shares in 1997 are issuable and vest dependent upon continued service, and 14,632 shares are issuable and vest in each of the Company's first 2 years of systems sales dependent upon the consultant and the Company attaining certain revenue levels. Stock options for approximately 48,774 shares, which are to be exercisable for three years at per share prices to be determined by the Company's Board of Directors, are issuable and vest dependent upon the consultant and the Company attaining certain milestones; during 1995, 9,755 of such options were granted with an exercise price of $0.02 per share.


     The Company has an Incentive Stock Option Plan (the "Plan") which permits grants to Company employees of options to acquire shares of Common Stock. Pursuant to Plan terms, the exercise price of stock options shall not be less than the fair market value of Common Stock at the date of grant. The duration and terms of options shall be established by the Board of Directors. The Company has reserved 195,096 shares of Common Stock for Plan grants. During 1993 and 1994, the Company granted approximately 95,000 and 20,000 Plan options, respectively. During 1995, approximately 51,000 Plan options were cancelled and approximately 3,000 Plan options were exercised. All granted Plan options have a 10 year term and vest over three years on a straight-line, monthly basis commencing six months after certain conditions have been met. All such conditions have been met for options granted. Plan options are canceled at the time grantees leave the Company's employ, except to the extent that 5% of originally granted options may be exercised by such grantees for a certain period.

     In addition, subsequent to December 31, 1995, in connection with certain financing transactions, the Company issued options and warrants to acquire Common Stock. In January 1996, the Company issued 48,774 warrants having an exercise price at the Company's initial public offering price ("$IPO") exercisable for five years. In April 1996, the Company issued 9,755 options having an exercise price of $15.38 per share exercisable for 18 months, and 24,387 warrants having exercise prices of 150% to 160% of the $IPO exercisable for three years following the Company's initial public offering. As more fully described in Note 10, in May 1996, the Company granted options to purchase 255,000 shares of Company common stock at $6.30

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5. COMMON STOCK AND STOCK OPTIONS (CONTINUED) per share. Also see Note 11 -- Events (Unaudited) Subsequent to Date of Independent Certified Public Accountants Report regarding additional grants of stock options.


     The following summarizes stock options and warrants transactions through September 30, 1996 (thousands of shares):



                                                                                PRICE
                                                              SHARES          PER SHARE
                                                              ------     -------------------
    Outstanding at January 1, 1993..........................     --
      Granted...............................................     95                    $0.23
                                                                ---
    Outstanding at December 31, 1993........................     95
      Granted...............................................     20           $0.23 to $1.44
                                                                ---
    Outstanding at December 31, 1994........................    115
      Granted...............................................     10                    $0.02
      Canceled..............................................    (51)          $0.23 to $1.44
      Exercised.............................................     (3)                   $0.23
                                                                ---
    Outstanding at December 31, 1995........................     71           $0.02 to $1.44
      Granted (Unaudited)...................................    338       $6.30 to 160% $IPO
      Canceled (Unaudited)..................................     (2)          $0.23 to $1.44
                                                                ---
    Outstanding at September 30, 1996 (unaudited)...........    407       $0.02 to 160% $IPO
                                                                ===


     The average remaining lives of outstanding stock options summarized by exercise price are as follows (thousands of shares):

 EXERCISE PRICE                           WEIGHTED
    PER SHARE            SHARES         AVERAGE LIFE
-----------------        ------         ------------
     $ 0.02                 10               3 years
     $ 0.23                 54               7 years
     $ 1.44                  5               8 years
     $ 6.30                255              10 years
     $15.38                 10                1 year
      $IPO                  49               5 years
150-160% of $IPO            24               3 years

NOTE 6. RELATED PARTY TRANSACTIONS

     The Company has received cash advances from its principal stockholders. Borrowings are unsecured, have no stated due date and bear interest at an annual rate of 8%. At December 31, 1994 and 1995, advances payable approximate $45,000 and $95,000, respectively. Average borrowings were $15,000 and $53,000 during 1994 and 1995, respectively.

     The Company has accrued payables due to its principal stockholders and other Company officers and directors, which primarily represent amounts due pursuant to terms of consulting agreements. These payables are due on demand and do not bear interest. See Note 10 -- Subsequent Events regarding conversion of certain accrued payables to common stock.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6. RELATED PARTY TRANSACTIONS (CONTINUED)

     Prior to 1996, the Company annually acquired from a principal stockholder, exclusive license rights for certain patents. Included in research and development expense is $50,000 in each of 1993, 1994 and 1995, representing cash payments made during each such year and including approximately $29,000 which was accrued at December 31, 1995 relating to that year. In April 1996, the Company acquired these patent rights pursuant to terms of an agreement in exchange for, among other things, $25,000 annual payments to be made by the Company to such stockholder during 1996 through 2005. The discounted present value of payments, net of accrued liabilities which were canceled, approximates $130,000, and has been recorded in research and development expense during 1996. These rights are limited as to transferability and assignability and are subject to reversion under certain conditions.


NOTE 7. INCOME TAXES

     Deferred income taxes recorded for significant temporary differences between tax and financial reporting basis of assets and liabilities approximate $100,000 and $800,000 at December 31, 1994 and 1995, respectively, and primarily relate to operating loss carryforwards. A valuation allowance has been recorded for the full amount of deferred taxes as realization of such deferred tax asset is not considered to be more likely than not.

     For income tax purposes, at December 31, 1995, the Company has net operating loss carryforwards approximating $2 million, which begin to expire in 2006. As a result of changes in the Company's stock ownership, utilization of net operating loss carryforwards could be subject to annual limitations. The annual amount that could be utilized is limited to the value of the Company as of the date of the change in ownership multiplied by the interest rate on federal long-term exempt securities at that date.

NOTE 8. FACILITIES, EQUIPMENT AND SOFTWARE

     Equipment and software consists primarily of computer hardware and software and, to a lesser extent, production and tooling equipment utilized in research and development and is comprised of the following (thousands of dollars):


                                                             DECEMBER 31,
                                                            ---------------     SEPTEMBER 30,
                                                            1994      1995          1996
                                                            -----     -----     -------------
                                                                                 (UNAUDITED)
    Research and development equipment....................  $ 436     $ 514        $ 1,337
    Office equipment and other............................     37        37             55
                                                            -----     -----         ------
                                                              473       551          1,392
    Accumulated depreciation..............................   (219)     (314)          (522)
                                                            -----     -----         ------
    Equipment, net........................................  $ 254     $ 237        $   870
                                                            =====     =====         ======


     The Company leases its office and development facilities and certain office equipment under short-term operating leases. Rent expense approximated $87,000, $94,000 and $127,000 during 1993, 1994 and 1995, respectively.

NOTE 9. COMMITMENTS AND CONTINGENCIES

     Pursuant to terms of a June 1995 agreement, the Company may, under certain events and circumstances and subject to such consummation of such a defined event, be obligated to pay a fee to a financial consultant.

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 9. COMMITMENTS AND CONTINGENCIES (CONTINUED)
Such events, as more specifically defined in the agreement, generally would include certain business combinations or alliances. The fee is variable in amount and is payable in cash and in warrants to purchase Company common stock. See Note 10 -- Subsequent Events regarding final settlement of obligations pursuant to this agreement.

     The Company is subject to various legal proceedings and claims that arise in the ordinary course of business, including those relating primarily to payment or non-payment of amounts payable or alleged by third party suppliers. Company management currently believes that resolving these matters, some of which have already been settled, will not have a material adverse impact on the Company's financial position or results of operation.

NOTE 10. SUBSEQUENT EVENTS

     Effective May 24, 1996, the Company entered into a Merger Agreement pursuant to which, among other things, Ixion merged with and into Interact which had acquired MMS. As a result of the Merger, former Ixion stockholders own the majority of Interact Stock.


     The business combination involving MMS and Ixion is accounted for utilizing the purchase method of accounting. Inasmuch as the former Ixion stockholders own a majority of Interact stock after the merger, Ixion is considered the acquiring corporation for purposes of purchase accounting. The purchase price of approximately $5.4 million attributed to the MMS acquisition represents the estimated fair value of the approximately 1.3 million shares of Interact Stock issued to former MMS stockholders and includes certain costs and fees incurred directly in connection with the merger. In accordance with purchase accounting, the total purchase price, including assumed liabilities at their estimated fair values is allocated to assets acquired based upon estimates of fair values. Assets acquired include tangible assets (which fair values approximate book value) and identifiable intangible assets, such as products in varying stages of development, including those at or near commercial availability, and those having and/or not having reached a stage of technological feasibility. The estimated value of products in development which are considered to have attained technological feasibility, as such term is defined and interpreted in accordance with generally accepted accounting principles, are capitalized and amortized over lives of five years. The estimated value of products in development which are not deemed to have attained technological feasibility, as defined, are capitalized in purchase accounting and immediately expensed subsequent to recording the business combination. The estimated value of identifiable intangible assets attributable to contracts and agreements is capitalized and amortized over five years. The mid-point of the projected $7.00 to $9.00 initial public offering price range has been utilized as a factor in the determination of the MMS purchase price. To the extent that the offering price is higher or lower than that utilized in purchase accounting, the purchase price allocated could increase or decrease. The fair values of identifiable intangible assets have been determined based upon estimates prepared by Company management utilizing, among other considerations, discounted cash flow projections. To the extent that these estimates are updated or supplemented by independent appraisal, amounts allocated to

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. SUBSEQUENT EVENTS (CONTINUED)

intangible assets could increase or decrease. Amounts recorded in the unaudited 1996 financial statements for the business combination are summarized as follows (thousands of dollars):



    Current assets..............................................................  $   16
    Property and equipment......................................................     532
    Investment in Product Development...........................................   4,501
    Investment in Distribution Agreement........................................   1,131
                                                                                  ------
      Assets acquired...........................................................   6,180
                                                                                  ------
    Current liabilities.........................................................     238
    Notes payable to stockholder................................................     550
                                                                                  ------
      Liabilities assumed.......................................................     788
                                                                                  ------
      Purchase price............................................................  $5,392
                                                                                  ======



     The Company's policy is to evaluate, at each balance sheet date, the appropriateness of the carrying values of the unamortized balances of intangible assets on the basis of estimated future cash flows (undiscounted) and other factors. If such evaluation were to indicate a material impairment of these intangible assets, such impairment would be recognized by a writedown of the applicable asset.



     The amount of intangible assets relating to products in development which are not deemed to have attained technological feasibility approximated $2.2 million and was immediately expensed subsequent to recording the business combination and is included in the Company's net loss for the nine months ended September 30, 1996. The Company's unaudited pro forma results of operations for the year ended December 31, 1995 and the nine months ended September 30, 1996, presented on the basis that the business combination had occurred at the beginning of the respective periods, are as follows (thousands of dollars, except per share information):



                                                                                    NINE MONTHS
                                                                                       ENDED
                                                                YEAR ENDED         SEPTEMBER 30,
                                                             DECEMBER 31, 1995         1996
                                                             -----------------     -------------
    Revenues...............................................       $   266             $    59
                                                                  =======             =======
    Net loss...............................................       $(5,124)            $(7,131)
                                                                  =======             =======
    Net loss per share.....................................       $ (1.82)            $ (2.37)
                                                                  =======             =======



     Contemporaneous with the Merger, Interact received $2 million cash from Baxter Healthcare Corporation ("Baxter"), the former majority owner of MMS, pursuant to terms of a promissory note, bearing interest at prime plus 2%, due the earlier of the closing date of Interact's initial public offering or September 1, 1996 (or such later date under certain circumstances). In the event the initial public offering does not occur on or prior to September 1, 1996, Interact may extend the due date to September 1, 1997 in exchange for approximately 195,000 shares of Interact Stock. In the event the initial public offering occurs before September 1, 1996, then immediately following such closing the principal amount plus owed interest (the "Amount Owed") shall be converted into Interact Stock by issuing such number of shares as determined by dividing the Amount Owed by the public offering price. The promissory note is subject to terms and conditions of a Credit Agreement, which prohibits or limits, among other things, dividends or other capital distributions, issuances of Interact common stock or options or warrants to acquire such stock, incurrence of additional

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. SUBSEQUENT EVENTS (CONTINUED)
indebtedness, sales of assets, repayment of existing indebtedness, and transactions with shareholders or affiliates. Additionally, on May 24, 1996, in exchange for existing MMS promissory notes payable to Baxter having a combined total principal amount of $550,000, Interact issued 8% promissory notes to Baxter in the amounts of $350,000 and $200,000 having the same maturity date as the $2 million convertible note and agreed to issue immediately following the closing of the initial public offering such number of shares of Interact Stock as determined by dividing $350,000 by the public offering price. The $350,000 note may be extended to September 1997 at Interact's option in exchange for approximately 34,000 shares of Interact Stock. See Note 11 -- Events (Unaudited) Subsequent to Date of Report of Independent Certified Public Accountants for subsequent share issuances and extension of maturity and conversion dates.


     In May and June 1996, the Company entered into employment contracts with certain of its executive officers covering two and three-year periods and providing for base compensation, potential bonuses, severance pay under certain circumstances, and other standard and customary employment-related benefits.


     In connection with the Merger, certain employees and consultants of Ixion and MMS converted approximately $503,000 of accrued compensation in exchange for approximately 62,000 shares of Interact Stock and payment of payroll related withholdings. Accrued compensation was converted at a rate of one share for each $7.50 of accrued payables, a price determined by the Company's Board of Directors not to be less than the estimated fair market value of such shares at the agreement date.

     As a result of the Merger, the Company paid fees to a financial consultant in the amount of approximately $132,000 in full settlement of amounts due pursuant to terms of a consulting agreement.

     In May 1996, Interact entered into a distribution agreement with Baxter, pursuant to which Baxter has obtained a co-exclusive right to distribute one of the Company's products for use in connection with certain specific applications. Under terms of the distribution agreement, Baxter has been granted an exclusive right to provide healthcare providers and their affiliates with certain product software. The Company has retained all other rights, except as otherwise set forth below, with respect to the sales and distribution of products based upon this technology. Baxter has provided the Company with certain minimum order guarantees and has agreed not to promote, purchase, sell or distribute any products that are directly competitive with the products distributed on behalf of the Company pursuant to the distribution agreement. Baxter also has a right to negotiate distribution agreements for any future products the Company develops in certain specific other fields. The term of the agreement is five years, and may be extended for an additional five years at Baxter's discretion. The parties can each terminate the distribution agreement under certain circumstances. Further, pursuant to an agreement between Baxter and the Company, Baxter is entitled to obtain the right to produce or cause third parties to produce its product requirements in the event that the Company is unable to supply its requirements in a timely manner.

     In May 1996, the Company granted to certain Company officers, directors and employees options to purchase 255,000 shares of Interact Stock at $6.30 per share, such exercise price being the estimated fair market value as of the date of grant as determined by the Compensation Committee of the Company's Board of Directors. Options have a term of ten years and generally vest 25% after one year of continued service and ratably thereafter over the remaining three years of a four-year vesting period.


     In June 1996, the Company adopted a 1996 Stock Option Plan (the "1996 Plan"), such plan to become effective when the Company's initial public offering registration statement becomes effective. The 1996 Plan will serve as the successor equity incentive program to Ixion's Stock Option Plan, which has been assumed by Interact. A total of one million shares have been authorized for issue under the 1996 Plan, including

                   INTERACT MEDICAL TECHNOLOGIES CORPORATION
                    (FORMERLY IXION, INC. -- NOTES 1 AND 10)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 10. SUBSEQUENT EVENTS (CONTINUED)

approximately 380,000 shares reserved for issuance under options outstanding. In addition, the Company adopted an Employee Stock Purchase Plan covering an aggregate of 200,000 shares of Interact Stock.


NOTE 11. EVENTS (UNAUDITED) SUBSEQUENT TO DATE OF REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


     The Company has incurred costs in connection with its initial public offering and has recorded such costs as a deferred asset to be recorded as a decrease in common stock upon closing of the offering.



     On September 1, 1996, pursuant to terms of existing notes payable comprised of $2 million of 8% promissory notes, as described in Note 4, and $2 million and $550,000 promissory notes due to Baxter, as described in Note 10, the Company issued approximately 444,000 shares of its common stock as consideration for extending the maturity dates of such notes one year to September 1, 1997. The approximately $2.8 million estimated fair value of shares issued has been recorded as an increase in common stock and as a deferred asset to be amortized over the remaining life of the notes. Amortization expense of $233,000 has been recorded and included in interest expense during the nine months ended September 30, 1996.



     In October 1996, the Company entered into employment contracts with certain of its executive officers covering two-year periods and providing for base compensation, potential bonuses, severance pay under certain circumstances and other standard and customary employment-related benefits, and in connection therewith granted 110,000 options having an exercise price of $6.30 per share, a price determined by the Company's Board of Directors not to be less than the estimated fair market value of such shares at the date of grant.



     In October 1996, the Company entered into a consulting agreement with one of its directors, pursuant to which the Company will issue to such director approximately 43,000 shares of Company common stock upon closing of the Company's initial public offering.



     During October and November 1996, the Company borrowed approximately $300,000 from a fund for which one of its directors is a general partner, and which such director is an existing stockholder and bridge noteholder, pursuant to terms of unsecured six-month promissory notes bearing interest at prime plus 1%.



     During October and November 1996, the Company entered into an agreement for the extension of the date for automatic conversion of the $2 million promissory note payable to Baxter and related accrued interest into Common Stock in the event the Company's initial public offering occurs before February 28, 1997.



     In November 1996, the Company entered into a Severance and Release Agreement with the Company's former President, pursuant to which the then-existing employment agreement with such former employee was terminated and the Company agreed to make a severance payment of $190,000, plus certain other benefits.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Partners of Medical Media Systems:

     We have audited the accompanying balance sheets of Medical Media Systems (a New Hampshire development stage partnership) as of December 31, 1995 and 1994, and the related statements of operations, changes in partners' equity and cash flows for each of the three years then ended and for the period from November 25, 1992 (date of inception) to December 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medical Media Systems as of December 31, 1995 and 1994 and the results of its operations and its cash flows for each of the three years then ended and from November 25, 1992 (date of inception) to December 31, 1995, in conformity with generally accepted accounting principles.

                                          Robert E. Moses
                                          Certified Public Accountants

Lebanon, New Hampshire
February 16, 1996, except as to
  Note 7, which is as of June 13, 1996

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                                 BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                 DECEMBER 31,
                                                               -----------------     MAY 24, 1996
                                                                1994       1995      ------------
                                                               ------     ------     (UNAUDITED)
                                             ASSETS
Current Assets:
  Cash.......................................................  $  599     $  302        $    5
  Other current assets.......................................      --         11            11
                                                               ------     ------        ------
          Total current assets...............................     599        313            16
                                                               ------     ------        ------
PROPERTY AND EQUIPMENT, at cost (Note 1):
  Leasehold improvements.....................................       9          9             9
  Research and development equipment.........................   1,942      2,016         2,047
  Furniture..................................................      15         16            16
                                                               ------     ------        ------
                                                                1,966      2,041         2,072
  Less Accumulated depreciation..............................   1,045      1,424         1,540
                                                               ------     ------        ------
                                                                  921        617           532
                                                               ------     ------        ------
OTHER ASSETS:
  Organization expense, net of accumulated amortization of
     $20, $29 and $48........................................      28         18            --
  Patents (Note 1)...........................................      21        111           135
                                                               ------     ------        ------
                                                                   49        129           135
                                                               ------     ------        ------
                                                               $1,569     $1,059        $  683
                                                               ======     ======        ======
                                LIABILITIES AND PARTNERS' EQUITY
CURRENT LIABILITIES:
  Note payable to General Partner (Note 5)...................  $   --     $  400        $  550
  Accounts payable...........................................      75        112           109
  Accrued wages and expenses.................................      54        118           129
                                                               ------     ------        ------
          Total current liabilities..........................     129        630           788
                                                               ------     ------        ------
COMMITMENTS AND CONTINGENCIES (Note 2)
PARTNERS' EQUITY (DEFICIT) including deficit accumulated
  during the development stage of $4,698, $6,619 and
  $7,153.....................................................   1,440        429          (105)
                                                               ------     ------        ------
                                                               $1,569     $1,059        $  683
                                                               ======     ======        ======

  The accompanying notes to financial statements are an integral part of these statements.

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                                                       CUMULATIVE
                                                                                      AMOUNTS FROM
                                                   YEARS ENDED DECEMBER 31,         DATE OF INCEPTION
                                                -------------------------------      TO DECEMBER 31,
                                                 1993        1994        1995             1995
                                                -------     -------     -------     -----------------
OPERATING EXPENSES
  Research and development....................  $ 2,346     $ 1,693     $ 1,540          $ 5,920
  General and administrative..................      170         168         394              737
                                                -------     -------     -------          -------
                                                  2,516       1,861       1,934            6,657
                                                -------     -------     -------          -------
OTHER INCOME
  Interest income.............................      (13)        (10)        (13)             (37)
  Miscellaneous...............................       --          (1)         --               (1)
                                                -------     -------     -------          -------
                                                    (13)        (11)        (13)             (38)
                                                -------     -------     -------          -------
NET LOSS......................................  $(2,503)    $(1,850)    $(1,921)         $(6,619)
                                                =======     =======     =======          =======

                                                                                          CUMULATIVE
                                                                                         AMOUNTS FROM
                                                  THREE MONTHS        FIVE MONTHS      DATE OF INCEPTION
                                                 ENDED MARCH 31,     ENDED MAY 24,        TO MAY 24,
                                                      1995               1996                 1996
                                                 ---------------     -------------     -----------------
                                                   (UNAUDITED)         (UNAUDITED)        (UNAUDITED)


OPERATING EXPENSES
  Research and development.....................       $ 360              $ 434              $ 6,354
  General and administrative...................          56                113                  850
                                                      -----              -----              -------
                                                        416                547                7,204
                                                      -----              -----              -------
OTHER INCOME
  Interest income..............................          (4)                (3)                 (40)
  Miscellaneous................................          --                (10)                 (11)
                                                      -----              -----              -------
                                                         (4)               (13)                 (51)
                                                      -----              -----              -------
NET LOSS.......................................       $(412)             $(534)             $(7,153)
                                                      =====              =====              =======

  The accompanying notes to financial statements are an integral part of these statements.

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                    STATEMENT OF CHANGES IN PARTNERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                                                           BAXTER         MMS FOUNDERS
                                                        MEDICAL MEDIA        GROUP
                                                          HOLDINGS,         LIMITED
                                                            INC.          PARTNERSHIP       TOTAL
                                                        -------------     ------------     -------
BALANCE, November 25, 1992............................     $    --          $     --       $    --
(date of inception)...................................
  Capital contributions...............................       1,378                --         1,378
  Net loss............................................        (345)               --          (345)
                                                           -------           -------       -------
BALANCE, December 31, 1992............................       1,033                --         1,033
  Capital contributions...............................       2,810                --         2,810
  Net loss............................................      (2,503)               --        (2,503)
                                                           -------           -------       -------
BALANCE, December 31, 1993............................       1,340                --         1,340
  Capital contributions...............................       1,950                --         1,950
  Net loss............................................      (1,850)               --        (1,850)
                                                           -------           -------       -------
BALANCE, December 31, 1994............................       1,440                --         1,440
  Capital contributions...............................         910                --           910
  Net loss............................................      (1,921)               --        (1,921)
                                                           -------           -------       -------
BALANCE, December 31, 1995............................         429                --           429
  Net loss (Unaudited)................................        (534)               --          (534)
                                                           -------           -------       -------
BALANCE, May 24, 1996 (Unaudited).....................     $  (105)         $     --       $  (105)
                                                           =======           =======       =======

  The accompanying notes to financial statements are an integral part of these statements.

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                       CUMULATIVE
                                                                                      AMOUNTS FROM
                                                   YEARS ENDED DECEMBER 31,         DATE OF INCEPTION
                                                -------------------------------      TO DECEMBER 31,
                                                 1993        1994        1995             1995
                                                -------     -------     -------     -----------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss....................................  $(2,503)    $(1,850)    $(1,921)         $(6,619)
  Adjustments to reconcile net loss to net
     cash used by operating activities:
       Depreciation...........................      490         508         377            1,424
       Amortization...........................       10           9          10               29
       Increase in other current assets.......       --          --         (11)             (11)
       Increase (decrease) in accounts
          payable.............................      (52)        (92)        (22)              52
       Increase in accrued wages and
          expenses............................       --          54          64              118
                                                -------     -------     -------          -------
  Net cash flows used by operating
     activities...............................   (2,055)     (1,371)     (1,503)          (5,007)
                                                -------     -------     -------          -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for property and equipment.........     (698)       (302)        (75)          (2,041)
  Payments for organization expenses..........      (48)         --          --              (48)
  Cash paid to acquire patents................      (10)        (12)        (29)             (50)
                                                -------     -------     -------          -------
  Net cash flows used by investing
     activities...............................     (756)       (314)       (104)          (2,139)
                                                -------     -------     -------          -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term financing..........       --          --         400              400
  Cash received as capital contributions......    2,810       1,950         910            7,048
                                                -------     -------     -------          -------
  Net cash flows provided by financing
     activities...............................    2,810       1,950       1,310            7,448
                                                -------     -------     -------          -------
Net increase (decrease) in cash...............       (1)        265        (297)             302
CASH, beginning of year.......................      335         334         599               --
                                                -------     -------     -------          -------
CASH, end of year.............................  $   334     $   599     $   302          $   302
                                                =======     =======     =======          =======

  The accompanying notes to financial statements are an integral part of these statements.

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                            STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                         CUMULATIVE
                                                     THREE MONTHS     FIVE MONTHS       AMOUNTS FROM
                                                        ENDED            ENDED        DATE OF INCEPTION
                                                      MARCH 31,         MAY 24,          TO MAY 24,
                                                         1995            1996               1996
                                                     ------------     -----------     -----------------
                                                      (UNAUDITED)     (UNAUDITED)        (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss.........................................     $ (412)          $(534)            $(7,153)
  Adjustments to reconcile net loss to net cash
     used by operating activities:
     Depreciation..................................         91             116               1,540
     Amortization..................................          3              18                  48
     Decrease (increase) in other current assets...         (1)             --                 (11)
     Increase (decrease) in accounts payable.......         (5)            (22)                 30
     Increase in accrued wages and expenses........         11              11                 129
                                                         -----           -----             -------
  Net cash flows used by operating activities......       (313)           (411)             (5,417)
                                                         -----           -----             -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for property and equipment..............        (24)            (31)             (2,072)
  Payments for organization expenses...............         --              --                 (48)
  Cash paid to acquire patents.....................        (19)             (5)                (56)
                                                         -----           -----             -------
  Net cash flows used by investing activities......        (43)            (36)             (2,176)
                                                         -----           -----             -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from short-term financing...............         --             150                 550
  Cash received as capital contributions...........         --              --               7,048
                                                         -----           -----             -------
  Net cash flows provided by financing
     activities....................................         --             150               7,598
                                                         -----           -----             -------
NET INCREASE (DECREASE) IN CASH....................       (356)           (297)                  5
CASH, beginning of period..........................        599             302                  --
                                                         -----           -----             -------
CASH, end of period................................     $  243           $   5             $     5
                                                         =====           =====             =======

  The accompanying notes to financial statements are an integral part of these statements.

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                         NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Organization -- Medical Media Systems ("MMS" or "the Partnership"), a New Hampshire general partnership in the development stage, was organized on November 25, 1992 for the purpose of engaging in research, development and commercialization of virtual reality and other advanced visualization as it pertains to an operating room in a medical environment.

     Depreciation -- Research and development equipment is carried at cost, less accumulated depreciation. The Partnership follows the policy of charging to operating expenses annual amounts of depreciation which allocates the cost of property and equipment over their estimated useful lives. The Partnership estimates that research and development equipment has a useful life of five years, furniture has a useful life of seven years and leasehold improvements have a useful life of 39 years. Expenditures for repairs and maintenance are expensed when incurred and betterments are capitalized.

     Organization expense -- Organization expense includes legal expenses relating to the organization of the Partnership and will be amortized over five years.

     Patents -- The Partnership capitalizes legal fees incurred to obtain patents, none of which have yet been issued. Patents will be amortized over estimated productive lives, expected to average approximately five years.

     Cash and cash equivalents -- For purposes of the statement of cash flows, the partnership considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. The majority of the Partnership's cash is held in one Hanover, New Hampshire based commercial bank. At times, the FDIC insurance limit may be exceeded.

     Income taxes -- These statements do not include provisions for federal income taxes, since any income or loss is reported on the applicable federal returns of the respective general partners.

     Use of estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Interim Financial Statements -- The interim financial data as of and for the three months ended March 31, 1995 and 1996 is unaudited; however, in the opinion of Partnership management, the interim data includes all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of results for the interim periods. The 1996 interim period results of operations are not necessarily indicative of results for the entire year.


     Effect of Recently Issued Accounting Standards -- Recently issued accounting standards having relevant applicability to the Partnership consists primarily of Statement of Financial Accounting Standards No. 121 ("SFAS 121"), which establishes accounting standards for, among other things, the impairment of long-lived assets and certain identifiable intangibles. SFAS No. 121 is effective for fiscal years beginning after December 15, 1995 and is not expected to have a significant effect, if any, in the Company's financial condition or results of operations.

2. COMMITMENTS AND CONTINGENCIES:

     License agreement -- The Partnership has entered into a licensing agreement with a related party of Baxter Medical Media Holdings, Inc. ("Baxter"). Under the license agreement, MMS has granted the licensee exclusive rights to make, have made, use and sell any product in the field of knee arthroscopic training

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. COMMITMENTS AND CONTINGENCIES (CONTINUED) and surgery developed by MMS. In consideration of the licenses granted, the Partnership will receive royalties on net sales of all patented products or copyrighted software sold by the licensee. See Note 7 -- Subsequent Events regarding the termination of this license agreement.


     Consulting agreements -- The Partnership has entered into consulting agreements with five individuals to perform research services. Under these agreements, MMS has agreed to pay, under certain circumstances, up to an aggregate annual amount of $375,000 to these individuals. MMS may terminate or amend these agreements at its discretion. Payments under these agreements amounted to $209,219, $276,816 and $126,680, respectively, for the years ended December 31, 1993, 1994 and 1995 and $639,752 since the date of inception and (unaudited) $150,371 for the period ended May 24, 1996. See Note 7 -- Subsequent Events regarding the termination of these consulting agreements.



     Research agreement -- On January 2, 1995, the Partnership entered into a research agreement with The Trustees of Dartmouth College (the "College") through the New Hampshire Industrial Research Center for a project to develop additional clinical products. The New Hampshire Industrial Research Center has committed $50,000 to this project. Pursuant to terms of the research agreement, MMS has committed to make contributions of $200,000 to the project, such contributions to be made either through MMS purchases for cash of services or materials from the College or its affiliates, or through delivery of services or materials by MMS to the College or its affiliates. Costs incurred in connection with this project are included in research and development expense. As of May 24, 1996, the Partnership's remaining commitment under this contract approximated $50,000 (unaudited).


     Lease commitments -- The Partnership leases its facilities and equipment under noncancelable lease arrangements. On August 1, 1994, the Partnership entered into a three-year agreement to lease office space in West Lebanon, New Hampshire. The Partnership also obtained one three-year renewal option. Minimum annual lease payments will amount to $32,278 for the lease term. In addition, MMS will be required to pay its proportionate share of building expenses. Building rent expense amounted to $15,934 and $39,799, respectively, for the years ended December 31, 1994 and 1995. Rent expense under equipment leases amounted to $12,285 for the year ended December 31, 1995. Future minimum lease payments under equipment leases were as follows: 1996 -- $14,275;
1997 -- $13,305; 1998 -- $1,991.

3. RETIREMENT PLAN:

     The Partnership adopted a defined contribution, salary reduction plan during 1994 which covers all employees aged 21 or over. Each employee may elect to defer a percentage of their salary into the plan, subject to annual maximums as prescribed by the Internal Revenue Service. The Partnership contributions are discretionary.

4. PARTNERSHIP CAPITAL STRUCTURE:

     The partnership is organized as a New Hampshire general partnership under the New Hampshire Uniform Partnership Act. MMS Founders Group Limited Partnership ("MMS, L.P.") and Baxter Medical Media Holdings, Inc. ("Baxter") are the sole general partners. MMS, L.P. has been designated the managing general partner.

     MMS, L.P., in exchange for a 49% general partnership interest in Medical Media Systems, contributed all of its proprietary rights, both tangible and intangible, in regard to its research and development of virtual reality and other advanced visualization.

                             MEDICAL MEDIA SYSTEMS
                       (A DEVELOPMENT STAGE PARTNERSHIP)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. PARTNERSHIP CAPITAL STRUCTURE (CONTINUED)
     Baxter, in exchange for a 51% general partnership interest in Medical Media Systems, agreed to contribute $5,100,000 of capital subject to the achievement of certain milestones agreed upon by Baxter and MMS. As of December 31, 1995 the partnership had received $4,887,991. Prior to the organization of MMS, Baxter contributed $212,009 to a predecessor corporation. In addition, Baxter has options to contribute additional capital subject to the achievement of additional milestones agreed upon by Baxter and MMS. If the options to contribute additional capital are exercised, Baxter's partnership interest would increase.

     During 1995 and 1994, Baxter contributed $2,160,000 of capital in exchange for an additional 9% partnership interest.

5. RELATED PARTY TRANSACTIONS:

     During 1995, the Partnership received $400,000 from a related party of Baxter as a 6% demand note payable. There are no fixed repayment terms. See Note 7 Subsequent -- Events regarding changes in terms of this borrowing.

     During 1995, the Partnership contracted with a related party of Baxter to provide regulatory support for its products under development. As of December 31, 1995, the Partnership had incurred $75,000 of expense, of which $45,000 was included in accounts payable at the end of the year.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     In accordance with FASB Statement 107, Disclosures about Fair Values of Financial Instruments, which is effective for the year ended December 31, 1995, the Partnership estimates that the carrying amounts of all financial instruments, such as cash and accounts payable approximated their fair values due to the short-term maturity of these instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could affect estimates. It is not practicable to estimate the fair value of the related party note payable.

7. SUBSEQUENT EVENTS:

     Note payable -- In April 1996, pursuant to terms of a credit agreement with Baxter, the Partnership received an additional advance of $150,000 and issued a 6% promissory note to Baxter payable on demand. The promissory note was in the amount of $550,000 as it included $400,000 of prior borrowings, for which the previously existing promissory note was cancelled.

     Reorganization and merger -- In accordance with terms of a merger agreement, in May 1996, the Partnership reorganized as a corporation and changed its name to Interact Medical Technologies Corporation ("Interact"). Subsequent to the reorganization, Interact merged its operations with Ixion, Inc. ("Ixion"). Ixion stockholders received shares of Interact common stock ("Interact Stock") in such amount that the former Ixion stockholders own a majority of Interact Stock after the merger, and Interact received $2 million in cash from Baxter in exchange for a short-term promissory note, which is convertible, under certain circumstances, at Interact's option into Interact Stock. This business combination will be accounted for utilizing purchase accounting. Inasmuch as former Ixion stockholders own a majority of Interact Stock after the merger, Ixion is considered to be the acquiring corporation for purposes of purchase accounting. In connection with the merger, the license agreement with Baxter and the consulting agreements as described in Note 2 were terminated.

======================================================

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary....................    3
The Company...........................    9
Risk Factors..........................   11
Use of Proceeds.......................   21
Dividend Policy.......................   22
Capitalization........................   23
Dilution..............................   24
Selected Financial Data...............   25
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   27
Business..............................   31
Management............................   46
Certain Transactions..................   54
Principal Stockholders................   57
Description of Capital Stock..........   59
Shares Eligible for Future Sale.......   63
Underwriting..........................   65
Legal Matters.........................   67
Experts...............................   67
Additional Information................   67
Index to Financial Statements.........  F-1


                            ------------------------

  UNTIL               , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THE DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

======================================================

======================================================


                                2,000,000 SHARES


                                OF COMMON STOCK


                                      AND


                              2,000,000 REDEEMABLE


                                  COMMON STOCK


                               PURCHASE WARRANTS


   (AS UNITS EACH CONSISTING OF ONE SHARE OF COMMON STOCK AND ONE REDEEMABLE
                                    WARRANT)


                                      LOGO

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                                               , 1996

                        NATIONAL SECURITIES CORPORATION



======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates, except for the registration fee, the Nasdaq National Market filing fee and the NASD fee.


        Registration fee..................................................  $ 18,027
        Nasdaq National Market fee........................................    16,500
        NASD fee..........................................................     2,800
        Blue Sky fees and expenses........................................    15,000
        Printing and engraving expenses...................................   150,000
        Legal fees and expenses...........................................   300,000
        Accounting fees and expenses......................................    75,000
        Transfer Agent and Registrar fees.................................    10,000
        Miscellaneous expenses............................................    87,673
                                                                            --------
                  TOTAL...................................................  $675,000
                                                                            ========



ITEM 14. INDEMNIFICATION OF OFFICERS AND DIRECTORS.


     Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The Registrant's Bylaws also provide that the Registrant will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

     The Registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the Registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

     Pursuant to authorization provided under the Certificate of Incorporation, the Registrant has entered into indemnification agreements with each of its directors and officers. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law as it may be amended from time to time. Moreover, the indemnification agreements provide for certain additional indemnification. Under such additional indemnification provisions, however, an individual will not receive indemnification for judgments, settlements or expenses if he or she is found liable to the Registrant (except to the extent the court determines he or she is fairly and reasonably entitled to indemnity for expenses), for settlements not approved by the Registrant or for settlements and expenses if the settlement is not approved by the court. The indemnification agreements provide for the Registrant to advance to the individual any and all reasonable expenses (including legal fees and expenses) incurred in investigating or defending any such action, suit or proceeding. In order to receive an advance of expenses, the individual must submit to the Registrant copies of invoices presented to him or her for such expenses. Also, the individual must repay such advances upon a final judicial decision that he or she is not entitled to indemnification.

     The Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the Underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     Since May 31, 1993, the Registrant has sold and issued the following unregistered securities:

     1. On May 24, 1996, the Registrant issued an aggregate of 1,253,333 shares of Common Stock to Baxter Medical Media Holdings, Inc. ("Baxter Holdings") and MMS Founders Group Limited Partnership ("MMSLP") in consideration of Baxter Holdings and MMSLP transferring their general partnership interests in Medical Media Systems ("MMS"), to the Registrant.

     2. On May 24, 1996, the Registrant issued an aggregate of 1,352,252 shares of Common Stock to the stockholders of Ixion, Inc. ("Ixion") pursuant to that certain Agreement and Plan of Reorganization by and among MMS and Ixion dated May 24, 1996 (the "Merger Agreement"), in consideration of such stockholders cancelling their shares of Ixion.

     3. On May 24, 1996, the Registrant issued an aggregate of 62,372 shares of Common Stock to certain Ixion and MMS employees and consultants in consideration of the cancellation of accrued but unpaid compensation owed to them by Ixion and MMS.


     4. On May 24, 1996, pursuant to the terms of the Merger Agreement, the Registrant assumed Ixion's obligations under letter agreements (the "Letter Agreements") executed in favor of certain investors in Ixion's 1995 bridge financing, pursuant to which a number of shares of Common Stock equal to $2,200,000 divided by the initial public offering price for the sale of Common Stock offered hereby will be issued immediately following the closing of this Offering. Assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), an aggregate of 275,000 shares will be issued pursuant to the Letter Agreements.



     5. On May 24, 1996, pursuant to the terms of the Merger Agreement, the Registrant assumed Ixion's obligations under certain promissory notes accruing interest at the rate of 8% per annum in the aggregate principal amount of $2,000,000 issued in connection with Ixion's 1995 bridge financing (the "Bridge Notes").



     6. On May 24, 1996, the Registrant issued a promissory note to Baxter Healthcare Corporation ("Baxter") accruing interest at the rate of 8% per annum in the aggregate principal amount of $350,000 (the "$350,000 Note"). The Registrant also entered into an agreement with Baxter (the "Baxter Letter") pursuant to which a number of shares of Common Stock equal to $350,000 divided by the initial public offering price for the shares of Common Stock offered hereby will be issued to Baxter immediately following the closing of this Offering. Assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), an aggregate of 43,750 shares will be issued to Baxter pursuant to the Baxter Letter.



     7. On May 24, 1996, the Registrant issued a promissory note to Baxter accruing interest at the rate of 8% per annum in the aggregate principal amount of $200,000 (the "$200,000 Note").



     8. On May 24, 1996, the Registrant issued a convertible promissory note bearing interest at a rate of 200 basis points above the prime rate to Baxter in the aggregate principal amount of $2,000,000 (the "$2,000,000 Note"). The $2,000,000 Note will automatically convert, provided that the closing of this Offering occurs on or before February 28, 1997, into a number of shares of Common Stock equal to $2,000,000 plus accrued interest divided by the initial public offering price for the shares of Common Stock offered hereby. Assuming the closing of this Offering occurs on December 31, 1996 and an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus), an aggregate of 265,516 Shares will be issued to Baxter pursuant to the $2,000,000 Note.



      9. On May 24, 1996, pursuant to the terms of the Merger Agreement, the Registrant assumed the stock options Ixion had granted to certain Ixion employees, officers, directors and consultants to purchase an aggregate of 119,702 shares of Common Stock at a weighted average exercise price of $4.77.

     10. On May 24, 1996, pursuant to the Merger Agreement, the Registrant assumed warrants Ixion had granted to purchase an aggregate of 73,162 shares of Common Stock to certain warrantholders at a weighted average exercise price of
1.18 times the initial public offering price of the Shares of Common Stock offered hereby.



     11. On various dates since May 24, 1996, the Registrant has granted options to purchase 365,000 shares of its Common Stock to employees, directors and consultants at a weighted average exercise price of $6.30 per share.



     12. On September 1, 1996, the Registrant issued 12,194 shares of Common Stock to East-West Capital Associates ("East-West") pursuant to a certain Consulting Agreement dated August 31, 1995 between Ixion and East-West, the obligations of which the Registrant assumed pursuant to the Merger Agreement.



     13. On September 1, 1996, the Registrant issued an aggregate of 443,898 shares of Common Stock as consideration for extending the term of various outstanding promissory notes. Of such 443,898 shares of Common Stock, 248,778 shares of Common Stock were issued to Baxter and 195,120 shares of Common Stock were issued to investors in Ixion's 1995 bridge financing.



     14. On October 4, 1996, the Registrant entered into a consulting agreement with Larry J. Wells, the Chairman of the Board of Directors of the Company, pursuant to which Mr. Wells is entitled to receive immediately upon the closing of this Offering, a number of shares of Common Stock calculated by dividing the product of 1.05 and amounts loaned to the Company between the date of the consulting agreement and the closing of this Offering by the initial public offering price for the sale of Shares offered hereby. The Registrant is obligated to issue 43,313 shares of Common Stock to Mr. Wells immediately upon the closing of this Offering, assuming an initial public offering price of $8.00 per Share (the midpoint of the range set forth on the cover page of this Prospectus.



     The sales and issuances of securities in the above transactions were deemed to be exempt under the Act by virtue of Section 4(2) thereof and/or Regulation D and Rule 701 promulgated thereunder as transactions not involving any public offering. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. Similar representations of investment intent were obtained and similar legends imposed in connection with any subsequent transfers of any such securities. The Registrant believes that all recipients had adequate access, through employment or other relationships, to information about the Registrant to make an informed investment decision.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.


EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------------------------------
 +1.1    Form of Underwriting Agreement.
 *2.1    Agreement and Plan of Reorganization dated May 24, 1996 between Medical Media
         Systems, Inc. ("MMS, Inc.") and Ixion, Inc. ("Ixion").
 *3.1    Registrant's Certificate of Incorporation.
 *3.2    Registrant's Certificate of Merger.
  3.3    Form of Registrant's Amended and Restated Certificate of Incorporation to be
         effective immediately prior to this Offering.
 *3.4    Registrant's Bylaws, as amended.
  3.5    Registrant's Amended and Restated Bylaws to be effective upon completion of this
         Offering.
 +4.1    Specimen Stock Certificate.
 +4.2    Specimen Warrant.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------------------------------
 +4.3    Form of Warrant Agreement.
 +5.1    Opinion of Brobeck, Phleger & Harrison LLP.
*10.1    Voting Agreement and Irrevocable Proxy dated May 24, 1996 between Baxter and Maxal
         Capital Corporation.
*10.2    Distribution Agreement dated May 24, 1996 between the Registrant and Baxter.
*10.3    Credit Agreement dated May 24, 1996 between the Registrant and Baxter.
*10.4    $2,000,000 Promissory Note dated May 24, 1996 executed by the Registrant in favor of
         Baxter.
*10.5    $350,000 Promissory Note dated May 24, 1996 executed by the Registrant in favor of
         Baxter.
*10.6    $200,000 Promissory Note dated May 24, 1996 executed by the Registrant in favor of
         Baxter.
*10.7    Registration Rights Agreement dated May 24, 1996 among the Registrant, Baxter and certain stockholders.
*10.8    Stock Agreement dated May 24, 1996 among MMSLP, Baxter Holdings, and the Registrant.
*10.9    Agreement dated May 24, 1996 regarding issuance of Common Stock between the
         Registrant and Baxter.
*10.10   Letter Agreement regarding corporate conversion of MMSLP dated May 17, 1996.
*10.11   Manufacturing License Agreement dated May 24, 1996 between the Registrant and
         Baxter.
*10.12   Standard Form Office Lease for the Registrant's facilities located at 400 Mercer
         Street, Suite 400, Seattle, WA 98109 dated January 29, 1996 between CVK Partnership and Ixion.
*10.13   Standard Form of Office Lease for the Registrant's facilities located at 654 Madison
         Avenue, Suite 1606, New York, NY 10021 dated March 15, 1994 between the Rolfe Group,
         Inc. and Hydration Technology Corporation including Agreement Extending lease dated
         October 31, 1994.
*10.14   Assignment and Assumption of Lease for the Registrant's facilities located at 654
         Madison Avenue, Suite 1606, New York, NY 10021 dated April 24, 1996 between
         Hydration Technology Corporation and Ixion.
*10.15   Commercial Lease for the Registrant's facilities located at 1335 North Northlake
         Way, Seattle, WA 98103 dated September 1, 1984 between Nelson Northwest, Inc. and
         Ixion.
*10.16   Addendum to Lease for the Registrant's facilities located at 1335 North Northlake
         Way, Seattle, WA 98103 dated November 1, 1995 between Nelson Northwest, Inc. and
         Ixion.
*10.17   Lease Agreement for the Registrant's facilities located at 79 East Wilder Road, West
         Lebanon, NH 03784 dated July 8, 1994 between RSR Robson Resources, Inc. and Medical
         Media Systems, including First and Second Amendments.
*10.18   Consulting Agreement dated April 25, 1995 between Ixion and Valentino Montegrande.
*10.19   Consulting Agreement dated January 1, 1996 between Ixion and James Caillouette.
+10.20   Consulting Agreement dated January 1, 1996 between Ixion and John Lyon.
*10.21   Employment Agreement dated February 21, 1995 between Ixion and Greg Claypool.
*10.22   Employment Agreement dated May 24, 1996 between the Registrant and Steven Pieper.
 10.23   Employment Agreement dated May 24, 1996 between the Registrant and Bruce Sturman.
*10.24   Form of Promissory Note executed by Ixion in favor of various parties.
*10.25   Form of Letter Agreement dated February 22, 1996 regarding the issuance of Common
         Stock between Ixion and various parties.
*10.26   Form of Subscription Agreement regarding the issuance of Common Stock between Ixion and various parties.
*10.27   Promissory Note dated October 4, 1994 executed by Ixion in favor of Bruce Sturman.
*10.28   Promissory Note dated October 31, 1995 executed by Ixion in favor of Bruce Sturman.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------------------------------
*10.29   Promissory Note dated September 9, 1994 executed by Ixion in favor of David Hon.
*10.30   Promissory Note dated September 12, 1995 executed by Ixion in favor of David Hon.
*10.31   Research, Option and License Agreement dated April 8, 1992 between Ixion and Ethicon
         Endo-Surgery.
*10.32   Development and License Agreement dated January 13, 1993 between MMS and
         MusculoGraphics, Inc.
*10.33   Cooperative Agreement dated January 2, 1995 between MMS and the Trustees of
         Dartmouth College.
*10.34   Form of Letter Agreement dated May 17, 1996 between the Registrant and certain employees and consultants of Ixion and MMS relating to the conversion of accrued salaries into shares of Common Stock.
*10.35   General Release Agreement dated May 28, 1996 among the Kriegsman Group, Steven
         Kriegsman, MMS, Inc., and Ixion.
*10.36   Settlement Agreement and Release of All Claims dated April 16, 1996 among Ixion,
         Inc., Cyndel & Co., Inc., Patrick Kolenik and Steven Bayern.
*10.37   Asset Purchase Agreement dated April 22, 1996 between Ixion and David Hon.
*10.38   Registrant's 1994 Incentive Stock Option Plan (the "Prior Plan").
*10.39   Form of Incentive Stock Option Rights Agreement under the Prior Plan.
*10.40   Form of Grant of Incentive Stock Option under the Prior Plan.
*10.41   Patent Filing of Patent No. 4,907,973 dated May 20, 1996.
*10.42   1996 Stock Option/Stock Issuance Plan (the "Plan").
*10.43   Form of Notice of Grant under the Plan.
*10.44   Form of Stock Option Agreement under the Plan.
*10.45   1996 Employee Stock Purchase Plan (the "Purchase Plan").
*10.46   Form of Stock Purchase Agreement under the Purchase Plan.
*10.47   Form of Ixion Employee Non-Disclosure and Non-Compete Agreement.
*10.48   Form of MMS Invention and Non-Disclosure Agreement.
*10.49   Form of Indemnification Agreements entered into between the Registrant and its directors.
*10.50   Form of Indemnification Agreement entered into between the Registrant and its officers.
+10.51   Common Stock Purchase Warrant dated January 1, 1996 executed by Ixion in favor of
         Richard Friedman.
+10.52   Common Stock Purchase Warrant dated January 1, 1996 executed by Ixion in favor of
         Jeff Markowitz.
*10.53   Letter Agreement regarding regulatory affairs dated October 17, 1994 between MMS and
         Baxter.
*10.54   Credit Agreement dated April 10, 1996 between MMS and Baxter.
*10.55   Demand Promissory Note dated April 10, 1996 executed by MMS in favor of Baxter.
 10.56   Employment Agreement dated July 8, 1996 between the Registrant and Thomas E.
         Mignanelli.
 10.57   Employment Agreement dated October 25, 1996 between the Registrant and Donald L.
         Johanson.
 10.58   First Amendment to Promissory Note dated October 29, 1996 between the Registrant and
         Baxter.
 10.59   Second Amendment to Promissory Note dated October 29, 1996 between the Registrant and Baxter.

EXHIBIT
NUMBER                                 DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------------------------------
+10.60   First Amendment to 8% Promissory Note dated November 19, 1996 between the Registrant and Baxter.
+10.61   Severance Agreement and Release dated November 18, 1996 between the Registrant and
         Bruce D. Sturman.
+10.62   Consulting Agreement dated October 4, 1996 between the Registrant and Larry J.
         Wells.
+10.63   Form of Promissory Note between the Registrant and DayStar Partners, L.P.
 11.1    Statement Regarding Computation of Per Share Earnings.
+23.1    Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit 5.1.
 23.2    Consent of Independent Certified Public Accountants -- BDO Seidman, LLP.
 23.3    Consent of Independent Certified Public Accountants -- Robert E. Moses.
 24.1    Power of Attorney. Reference is made to page II-7.
 27.1    Financial Data Schedule.


---------------
+ To be filed by amendment.

* Previously filed.


     (b) Financial Statement Schedules included separately in the Registration Statement.

     All other schedules are omitted because they are not required, are not applicable or the information is included in the Financial Statements or notes thereto.

ITEM 17. UNDERTAKINGS.

     The undersigned hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on the 22nd day of November, 1996.


                                          INTERACT MEDICAL
                                          TECHNOLOGIES CORPORATION


                                          By:     /s/ DONALD L. JOHANSON


                                            ------------------------------------

                                            Donald L. Johanson

                                            President and Chief Executive
                                              Officer


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald L. Johanson and Thomas E. Mignanelli, or either of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


              SIGNATURE                               TITLE                        DATE
-------------------------------------  -----------------------------------  ------------------
        /s/ DONALD L. JOHANSON         President, Chief Executive Officer    November 22, 1996
-------------------------------------                  and
        (Donald L. Johanson)                        Director
                                          (Principal Executive Officer)
       /s/ THOMAS E. MIGNANELLI         Vice President, Finance and Chief    November 22, 1996
-------------------------------------           Financial Officer
       (Thomas E. Mignanelli)          (Principal Financial and Accounting
                                                    Officer)
           /s/ STEVEN D. PIEPER          Vice President, Chief Technical     November 22, 1996
-------------------------------------                Officer
      (Steven D. Pieper, Ph.D.)                   and Director
       /s/ JAMES C. CAILLOUETTE                     Director                 November 22, 1996
-------------------------------------
    (James C. Caillouette, M.D.)
              /s/ DAVID C. HON                      Director                 November 22, 1996
-------------------------------------
           (David C. Hon)
      /s/ CHARLES E. HUTCHINSON                     Director                 November 22, 1996
-------------------------------------
   (Charles E. Hutchinson, Ph.D.)

              SIGNATURE                               TITLE                        DATE
-------------------------------------  -----------------------------------  ------------------
              /s/ JOHN R. LYON                      Director                 November 22, 1996
-------------------------------------
           (John R. Lyon)
            /s/ LARRY J. WELLS                      Director                 November 22, 1996
-------------------------------------
          (Larry J. Wells)

                     APPENDIX TO ELECTRONIC DOCUMENT FORMAT
                            DESCRIPTION OF GRAPHICS

     Pursuant to Paragraph 625 of the EDGAR User Manual, the following is an explanation of the differences between the foregoing document in electronic format and the corresponding printed document on

     1. Location: Outside Front Cover Page of Prospectus.

        Description: Interact Medical Technologies Corporation logo, below which is printed "INTERACT MEDICAL TECHNOLOGIES."

     2. Location: Inside Front Cover Page of Prospectus.


        Description: A graphic with the Company's logo described in Paragraph 1 above. Below the logo is the caption, "CLOSED-LOOP MARKETING STRATEGY." Below this caption is a graphic of a closed loop labeled with the captions "GastroSim(TM)," "Preview(TM)," "DataFusion(TM)" and "Vascular Surgeons, Family Practitioners, Gastroenterologists, others." In the middle of the closed loop is the caption "Encompassing the Clinical Experience in Education, Training and MIS Procedures." In three circles intersecting the closed loop there are the captions "Interactive Virtual Reality Simulators," "Interactive 3D Modeling Services" and "Interactive Multimedia titles." Placed around the closed loop are the captions "Training Room," "Operating Room" and "Medical School Classroom." Placed to the left and right of the closed loop are three pictures. The first picture depicts an individual operating GastroSim. The next picture depicts an individual observing a Preview model on a computer screen. The final picture depicts one screen from an interactive multimedia product under development. The caption at the bottom left states "Preview(TM) and Interact's products under development are being designed to provide a comprehensive suite of interactive information tools that are designated to enhance clinical performance from the operating room to the medical school classroom."


     3. Location: Inside Front Cover Page of Prospectus -- Foldout.

        Description: A graphic with the Company's logo described in Paragraph 1 above. Above the logo is the caption "MISSION STATEMENT." Below the logo is the caption "Interact Medical Technologies Corporation develops, markets and manufactures products designed to facilitate the effective use of minimally invasive surgical (MIS) procedures and enhance clinical performance." Below this caption is the caption "Interactive 3D Modeling Services." Below this caption is the caption "The Company's initial product, Preview(TM), allows the clinician to visualize and plan surgical procedures by interacting with the three dimensional model of the patient-specific anatomy." Below this caption are nine pictures of images of patient-specific anatomy generated using Preview. Below these pictures are the following captions: (i) "Each Preview(TM) model provides thousands of preoperative images and a detailed three-dimensional model of patient-specific anatomy" and "Preview(TM) allows the clinician to address clinical planning needs without making a sizeable investment in hardware, software and training."

     4. Location: Inside Front Cover Page of Prospectus -- Foldout.

        Description: At the top of the page is the caption "INTERACTIVE VIRTUAL REALITY SIMULATORS." Below this caption is the caption "Interact's initial IVR simulator, GastroSim(TM) (which is currently in the pre-production prototype stage), consists of a pavilion depicting two anatomical regions, the upper gastrointestinal ("UGI") and lower gastrointestinal ("LGI") tracts. GastroSim incorporates procedures designed for training medical personnel to conduct diagnostic tests and perform therapies on ulcers, polyps, cancers, bile stone removals and other UGI procedures, such as bronchoscopy, endotracheal tube placement and ultrasound echocardial procedures; teaching clinicians to manipulate sophisticated MIS medical devices and instruments; and evaluating the clinician's ability to accomplish these diagnostic and therapeutic maneuvers." Beneath this caption on the left is a picture of GastroSim. Below this picture is the caption "Interact is developing IVR simulators that consist of a platform which is a computer system that is capable of being reconfigured to control various pavilions, each consisting of a specific robotic mannequin depicting one of various anatomical regions of the body in which diagnostic and therapeutic procedures are performed." On the right of the picture of the GastroSim is a picture of two of the introductory screens depicted on the GastroSim computer monitor as a simulation is begun. Below this picture is the caption "With its ability to provide in-depth evaluation of the clinician's performance, GastroSim can be used for accrediting, credentialling and privileging clinicians. Below this caption is a picture of GastroSim in operation with the term "GastroSim(TM)" superimposed next to a picture of a transverse colon generated by GastroSim labeled "Trans-verse Colon." Below these pictures is the caption "While performing procedures on a "virtual patient", GastroSim(TM) replicates the look, feel and sound of performing an actual procedure. Below this caption is the caption "INTERACTIVE MULTIMEDIA TITLES." Below this caption is the caption "Interact is developing a new series of educational interactive multimedia products for multimedia personal computers. These products are being designed to integrate aspects of the Company's simulation technology to create interactive illustrations of the best-demonstrated clinical practice." Beneath this caption are four pictures of screens from an interactive multimedia product under development.


     5. Location: Outside Back Cover Page of Prospectus.

        Description: Interact Medical Technologies Corporation logo, described in paragraph 1 above.

                                 EXHIBIT INDEX


                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                             DESCRIPTION OF DOCUMENT                               PAGE
-------   -------------------------------------------------------------------------  ------------
  +1.1    Form of Underwriting Agreement. .........................................
  *2.1    Agreement and Plan of Reorganization dated May 24, 1996 between Medical
          Media Systems, Inc. ("MMS, Inc.") and Ixion, Inc. ("Ixion"). ............
  *3.1    Registrant's Certificate of Incorporation. ..............................
  *3.2    Registrant's Certificate of Merger. .....................................
  *3.3    Form of Registrant's Amended and Restated Certificate of Incorporation to
          be effective immediately prior to this Offering. ........................
  *3.4    Registrant's Bylaws, as amended. ........................................
  *3.5    Registrant's Amended and Restated Bylaws to be effective upon completion of this Offering. .......................................................
  +4.1    Specimen Stock Certificate. .............................................
  +5.1    Opinion of Brobeck, Phleger & Harrison LLP. .............................
 *10.1    Voting Agreement and Irrevocable Proxy dated May 24, 1996 between Baxter and Maxal Capital Corporation. ..........................................
 *10.2    Distribution Agreement dated May 24, 1996 between the Registrant and
          Baxter. .................................................................
 *10.3    Credit Agreement dated May 24, 1996 between the Registrant and
          Baxter. .................................................................
 *10.4    $2,000,000 Promissory Note dated May 24, 1996 executed by the Registrant in favor of Baxter. .....................................................
 *10.5    $350,000 Promissory Note dated May 24, 1996 executed by the Registrant in favor of Baxter. ........................................................
 *10.6    $200,000 Promissory Note dated May 24, 1996 executed by the Registrant in favor of Baxter. ........................................................
 *10.7    Registration Rights Agreement dated May 24, 1996 among the Registrant,
          Baxter and certain stockholders. ........................................
 *10.8    Stock Agreement dated May 24, 1996 among MMSLP, Baxter Holdings, and the
          Registrant. .............................................................
 *10.9    Agreement dated May 24, 1996 regarding issuance of Common Stock between the Registrant and Baxter. ..............................................
 *10.10   Letter Agreement regarding corporate conversion of MMSLP dated May 17,
          1996. ...................................................................
 *10.11   Manufacturing License Agreement dated May 24, 1996 between the Registrant and Baxter. .............................................................
 *10.12   Standard Form Office Lease for the Registrant's facilities located at 400
          Mercer Street, Suite 400, Seattle, WA 98109 dated January 29, 1996 between CVK Partnership and Ixion. ......................................
 *10.13   Standard Form of Office Lease for the Registrant's facilities located at
          654 Madison Avenue, Suite 1606, New York, NY 10021 dated March 15, 1994 between the Rolfe Group, Inc. and Hydration Technology Corporation
          including Agreement Extending lease dated October 31, 1994. .............
 *10.14   Assignment and Assumption of Lease for the Registrant's facilities located at 654 Madison Avenue, Suite 1606, New York, NY 10021 dated April
          24, 1996 between Hydration Technology Corporation and Ixion. ............
 *10.15   Commercial Lease for the Registrant's facilities located at 1335 North
          Northlake Way, Seattle, WA 98103 dated September 1, 1984 between Nelson
          Northwest, Inc. and Ixion. ..............................................

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                             DESCRIPTION OF DOCUMENT                               PAGE
-------   -------------------------------------------------------------------------  ------------
 *10.16   Addendum to Lease for the Registrant's facilities located at 1335 North
          Northlake Way, Seattle, WA 98103 dated November 1, 1995 between Nelson
          Northwest, Inc. and Ixion. ..............................................
 *10.17   Lease Agreement for the Registrant's facilities located at 79 East Wilder
          Road, West Lebanon, NH 03784 dated July 8, 1994 between RSR Robson
          Resources, Inc. and Medical Media Systems, including First and Second
          Amendments. .............................................................
 *10.18   Consulting Agreement dated April 25, 1995 between Ixion and Valentino
          Montegrande. ............................................................
 *10.19   Consulting Agreement dated January 1, 1996 between Ixion and James
          Caillouette. ............................................................
 +10.20   Consulting Agreement dated January 1, 1996 between Ixion and John
          Lyon. ...................................................................
 *10.21   Employment Agreement dated February 21, 1995 between Ixion and Greg
          Claypool. ...............................................................
 *10.22   Employment Agreement dated May 24, 1996 between the Registrant and Steven
          Pieper. .................................................................
  10.23   Employment Agreement dated May 24, 1996 between the Registrant and Bruce
          Sturman. ................................................................
 *10.24   Form of Promissory Note executed by Ixion in favor of various parties. ................................................................
 *10.25   Form of Letter Agreement dated February 22, 1996 regarding the issuance of Common Stock between Ixion and various parties. ......................
 *10.26   Form of Subscription Agreement regarding the issuance of Common Stock between Ixion and various parties. ......................................
 *10.27   Promissory Note dated October 4, 1994 executed by Ixion in favor of Bruce
          Sturman. ................................................................
 *10.28   Promissory Note dated October 31, 1995 executed by Ixion in favor of
          Bruce Sturman. ..........................................................
 *10.29   Promissory Note dated September 9, 1994 executed by Ixion in favor of
          David Hon. ..............................................................
 *10.30   Promissory Note dated September 12, 1995 executed by Ixion in favor of
          David Hon. ..............................................................
 *10.31   Research, Option and License Agreement dated April 8, 1992 between Ixion and Ethicon Endo-Surgery. ...............................................
 *10.32   Development and License Agreement dated January 13, 1993 between MMS and
          MusculoGraphics, Inc.
 *10.33   Cooperative Agreement dated January 2, 1995 between MMS and the Trustees of Dartmouth College. ...................................................
 *10.34   Form of Letter Agreement dated May 17, 1996 between the Registrant and certain employees and consultants of Ixion and MMS relating to the conversion of accrued salaries into shares of Common Stock. .............
 *10.35   General Release Agreement dated May 28, 1996 among the Kriegsman Group,
          Steven Kriegsman, MMS, Inc., and Ixion. .................................
 *10.36   Settlement Agreement and Release of All Claims dated April 16, 1996 among
          Ixion, Inc., Cyndel & Co., Inc., Patrick Kolenik and Steven Bayern. .....
 *10.37   Asset Purchase Agreement dated April 22, 1996 between Ixion and David
          Hon. ....................................................................
 *10.38   Registrant's 1994 Incentive Stock Option Plan (the "Prior Plan"). .......
 *10.39   Form of Incentive Stock Option Rights Agreement under the Prior Plan. ...
 *10.40   Form of Grant of Incentive Stock Option under the Prior Plan. ...........
 *10.41   Patent Filing of Patent No. 4,907,973 dated May 20, 1996. ...............

                                                                                     SEQUENTIALLY
EXHIBIT                                                                                NUMBERED
NUMBER                             DESCRIPTION OF DOCUMENT                               PAGE
-------   -------------------------------------------------------------------------  ------------
 *10.42   1996 Stock Option/Stock Issuance Plan (the "Plan"). .....................
 *10.43   Form of Notice of Grant under the Plan. .................................
 *10.44   Form of Stock Option Agreement under the Plan. ..........................
 *10.45   1996 Employee Stock Purchase Plan (the "Purchase Plan"). ................
 *10.46   Form of Stock Purchase Agreement under the Purchase Plan. ...............
 *10.47   Form of Ixion Employee Non-Disclosure and Non-Compete Agreement. ........
 *10.48   Form of MMS Invention and Non-Disclosure Agreement. .....................
 *10.49   Form of Indemnification Agreements entered into between the Registrant and its directors. ......................................................
 *10.50   Form of Indemnification Agreement entered into between the Registrant and its officers. ...........................................................
 +10.51   Common Stock Purchase Warrant dated January 1, 1996 executed by Ixion in favor of Richard Friedman. ..............................................
 +10.52   Common Stock Purchase Warrant dated January 1, 1996 executed by Ixion in favor of Jeff Markowitz. ................................................
 *10.53   Letter Agreement regarding regulatory affairs dated October 17, 1994 between MMS and Baxter. .................................................
 *10.54   Credit Agreement dated April 10, 1996 between MMS and Baxter. ...........
 *10.55   Demand Promissory Note dated April 10, 1996 executed by MMS in favor of
          Baxter. .................................................................
  10.56   Employment Agreement dated July 8, 1996 between the Registrant and Thomas
          E. Mignanelli. ..........................................................
  10.57   Employment Agreement dated October 25, 1996 between the Registrant and
          Donald L. Johanson. .....................................................
  10.58   First Amendment to Promissory Note dated October 29, 1996 between the
          Registrant and Baxter. ..................................................
 +10.59   Second Amendment to Promissory Note dated October 29, 1996 between the
          Registrant and Baxter. ..................................................
 +10.60   First Amendment to 8% Promissory Note dated October 29, 1996 between the
          Registrant and Baxter....................................................
 +10.61   Severance Agreement and Release dated November 18, 1996 between the
          Registrant and Bruce D. Sturman..........................................
 +10.62   Consulting Agreement dated October 4, 1996 between the Registrant and
          Larry J. Wells...........................................................
 +10.63   Form of Promissory Note between the Registrant and DayStar Partners
  11.1    Statement Regarding Computation of Per Share Earnings....................
 +23.1    Consent of Brobeck, Phleger & Harrison LLP. Reference is made to Exhibit
          5.1. ....................................................................
  23.2    Consent of Independent Certified Public Accountants -- BDO Seidman,
          LLP. ....................................................................
  23.3    Consent of Independent Certified Public Accountants -- Robert E.
          Moses. ..................................................................
  24.1    Power of Attorney. Reference is made to page II-7. ......................
  27.1    Financial Data Schedule..................................................


---------------
+ To be filed by amendment.


* Previously filed.